   As filed with the Securities and Exchange Commission on December 21, 1999
                                                    Registration No. 333-

-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                ---------------

                             LEGATO SYSTEMS, INC.
            (Exact Name of Registrant as Specified in its Charter)

        Delaware                    7372                     99-3077394
    (State or Other          (Primary Standard            (I.R.S. Employer
    Jurisdiction of              Industrial            Identification Number)
    Incorporation or        Classification Code
     Organization)                Number)

                               3210 Porter Drive
                              Palo Alto, CA 94304
                                (650) 812-6000
  (Address, Including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                                 LOUIS C. COLE
                Chairman, President and Chief Executive Officer
                             Legato Systems, Inc.
                               3210 Porter Drive
                              Palo Alto, CA 94304
                                (650) 812-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                  Copies to:
   ROBERT V. GUNDERSON, JR., ESQ.              JOHN R. HOUSTON, ESQ.
Gunderson Dettmer Stough Villeneuve   Robins, Kaplan, Miller & Ciresi L.L.P.
     Franklin & Hachigian, LLP                  2800 LaSalle Plaza
       155 Constitution Drive                   800 LaSalle Avenue
    Menlo Park, California 94025           Minneapolis, Minnesota 55402
           (650) 321-2400                         (612) 349-8500

                                ---------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of certain conditions under the Agreement and Plan of Reorganization described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

If this Form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                        CALCULATION OF REGISTRATION FEE
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
                                                                             Proposed
                          Amount of ONTRACK                   Proposed       Maximum
 Title of each Class of  Data International,                  Maximum       Aggregate     Amount of
    Securities to be      Inc. Common Stock  Amount to be  Offering Price    Offering    Registration
       Registered        to be Exchanged(1)  Registered(2)  Per Share(3)     Price(3)       Fee(4)
-----------------------------------------------------------------------------------------------------
Common Stock, $0.0001
 par value per share...      11,460,727        1,625,452     $69.40625    112,816,527.88  $29,783.57
-----------------------------------------------------------------------------------------------------

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(1) Represents the maximum number of shares of ONTRACK Data International,
    Inc. common stock exchangeable in connection with the Merger.
(2) Represents the maximum number of shares of the Registrant's common stock, $.0001 par value, issuable in connection with the Merger. The Amount to be Registered is based on the average of the high and low sales prices of ONTRACK Data International, Inc.'s common stock and the Registrant's Common Stock, as applicable, on the Nasdaq National Market on December 15, 1999.
(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and Section 6(b) under the Securities Act and excludes cash consideration received in the merger pursuant to Rule 457(f)(3). The Proposed Maximum Offering Price is based on the average of the high and low sales prices of the Registrant's Common Stock on the Nasdaq National Market on December 15, 1999.
(4) A fee of $23,511.62 was previously paid by ONTRACK Data International, Inc. pursuant to Rule 14a-6 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the filing of the preliminary proxy statement/prospectus on December 14, 1999. Pursuant to Rule 457(b) under the Securities Act, such fee is being credited against the registration fee, and accordingly, an additional $6,271.95 is being paid in connection with the registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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

                        ONTRACK Data International, Inc.
                              9023 Columbine Road
                             Eden Prairie, MN 55347

                                   NOTICE OF
                        SPECIAL MEETING OF SHAREHOLDERS

                                 To Be Held On
                     Monday, January 31, 2000 at 10:00 a.m.
                                       at
                        ONTRACK Data International, Inc.
                              9023 Columbine Road
                             Eden Prairie, MN 55347

                               ----------------

  The board of directors of ONTRACK Data International, Inc. asks you to attend this important special meeting of shareholders to vote on the following:

    1. An Agreement and Plan of Reorganization pursuant to which Ontrack would be merged with a subsidiary of Legato Systems, Inc. In the merger, each share of Ontrack common stock would be exchanged for 0.1491 shares of Legato common stock and $2.00 in cash. Legato will assume all outstanding options of Ontrack in accordance with the terms of the reorganization agreement at the time the merger is completed; and

    2. Any other business as may properly come before the special meeting or any postponements or adjournments.

  Your board of directors has determined that the reorganization agreement and the merger are in your best interests and recommends that you vote to approve the reorganization agreement and the merger at the special meeting.

  Only shareholders of record at the close of business on December 15, 1999 will be entitled to notice of, and to vote at, the special meeting of shareholders or any adjournments or postponements. The merger cannot be completed unless holders of a majority of the outstanding shares of Ontrack common stock (as of the record date) affirmatively vote to approve the reorganization agreement and the merger. Holders of approximately 35% of Ontrack's common stock have signed agreements to vote in favor of the merger.

  Accompanying this notice is a proxy statement/prospectus discussing the proposed merger and the reorganization agreement. We encourage you to read this document carefully. Also enclosed is a proxy card so you can vote on the reorganization agreement and the merger without attending the meeting. Please complete, sign and date the enclosed proxy card and return it to us as soon as possible in the postage-prepaid envelope we have provided. If you decide to attend the special meeting of shareholders, you may vote your shares in person whether or not you have mailed us a proxy.

                                          By Order of the Board of Directors

                                          /s/ Michael W. Rogers
                                          _____________________________________
                                          Michael W. Rogers,
                                          Chairman and Chief Executive Officer

Eden Prairie, Minnesota
December 27, 1999

 YOUR VOTE IS IMPORTANT. PLEASE SIGN, DATE AND MAIL THE ENCLOSED PROXY CARD TODAY, WHETHER OR NOT YOU EXPECT TO ATTEND IN PERSON. YOUR PROXY MAY BE WITHDRAWN BY YOU AT ANY TIME BEFORE IT IS VOTED. EXECUTED BUT UNMARKED PROXIES WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT AND THE MERGER. PLEASE DO NOT SEND ANY ONTRACK STOCK CERTIFICATES IN YOUR PROXY ENVELOPE.

                        JOINT PROXY STATEMENT/PROSPECTUS

                                PROXY STATEMENT
                                       OF
                        ONTRACK DATA INTERNATIONAL, INC.

                                   PROSPECTUS
                                       OF
                              LEGATO SYSTEMS, INC.

                            Dated December 23, 1999

  The boards of directors of ONTRACK Data International, Inc. and Legato Systems, Inc. have approved a reorganization agreement that would merge Ontrack with a subsidiary of Legato. Upon the completion of the merger, each Ontrack shareholder will receive, in exchange for each share of Ontrack common stock held by such shareholder, 0.1491 shares of Legato common stock and $2.00 in cash.

  Legato common stock trades on the Nasdaq National Market under the symbol LGTO. Ontrack common stock trades on the Nasdaq National Market under the symbol ONDI.

  The Ontrack board of directors has called a special meeting for its shareholders to vote on matters relating to the merger.

  You may vote at the Ontrack special meeting if you own shares of Ontrack common stock as of the close of business on December 15, 1999. The date, time and place of this special meeting is as follows:

                            Monday, January 31, 2000
                             10:00 a.m. local time
                      At: ONTRACK Data International, Inc.
                              9023 Columbine Road
                             Eden Prairie, MN 55347

  We strongly urge you to read and consider carefully this joint proxy statement/prospectus, including the "Risk Factors" section beginning on page
13. The "Risk Factors" section describes certain risks that you should consider in determining whether to approve the proposal at the Ontrack special meeting.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

  This joint proxy statement/prospectus is dated December 23, 1999 and is expected to be first sent to shareholders on December 27, 1999.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
WHERE YOU CAN FIND MORE INFORMATION.......................................   1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................   2
TRADEMARKS................................................................   4
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE...........................   4
SUMMARY...................................................................   5
  The Companies...........................................................   5
  The Merger .............................................................   6
  What Ontrack Shareholders Will Receive in the Merger....................   6
  Voting Procedures to Approve the Merger.................................   7
  Evaluating the Merits of the Merger.....................................   8
  Events Which May Delay or Prevent the Merger............................   9
  Tax Consequences and Other Matters......................................  11
  Forward-Looking Statements May Prove Inaccurate.........................  11
  Who Can Help Answer Your Questions......................................  12
RISK FACTORS..............................................................  13
MARKET PRICE AND DIVIDEND INFORMATION.....................................  28
  Legato Market Price Data................................................  28
  Ontrack Market Price Data...............................................  28
  Dividend Information....................................................  29
  Recent Closing Prices...................................................  29
  Number of Shareholders..................................................  29
SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION...................  30
COMPARATIVE PER SHARE DATA................................................  34
THE SPECIAL MEETING OF ONTRACK SHAREHOLDERS...............................  35
  Date, Time and Place of the Ontrack Shareholder Meeting.................  35
  Record Date and Shares Entitled to Vote.................................  35
  Voting of Proxies.......................................................  35
  Vote Required ..........................................................  35
  Quorum; Abstentions and Broker Non-Votes................................  36
  Procedure for Casting Your Vote if Your Shares are Held by Your Broker
   in Street Name.........................................................  36
  Solicitation of Proxies and Expenses....................................  36
  Ontrack Board Recommendation............................................  37
THE MERGER AND RELATED TRANSACTIONS.......................................  38
  General.................................................................  38
  Conversion of Shares....................................................  38
  Conversion of Options...................................................  38
  Exchange of Certificates................................................  39
  Background of the Merger................................................  40
  Reasons for the Merger..................................................  43
  Operations Following the Merger.........................................  47
  Opinion of Financial Advisor............................................  47
  The Agreement and Plan of Reorganization................................  55
  Related Agreements......................................................  63
  Regulatory Matters......................................................  64

                                                                           Page
                                                                           ----
  Certain Federal Income Tax Considerations..............................   64
  Accounting Treatment...................................................   68
  Dissenters' Appraisal Rights...........................................   68
  Resale of Legato Common Stock..........................................   70
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL
 STATEMENTS..............................................................   71
BUSINESS OF ONTRACK......................................................   81
  Overview of Business...................................................   81
  Background of Data Recovery Business...................................   82
  Data Recovery Services and Products....................................   83
  Commercial Software Products...........................................   83
  Research and Development...............................................   84
  Sales and Marketing....................................................   84
  Customers..............................................................   85
  Competition............................................................   85
  Proprietary Technology.................................................   86
  Company Offices........................................................   86
  Employees..............................................................   86
  Properties.............................................................   87
  Legal Proceedings......................................................   87
ONTRACK MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS...................................................   88
  Overview...............................................................   88
  Results of Operations..................................................   88
  Comparison of Nine Months Ended September 30, 1999 and 1998............   89
  Comparison of Years Ended December 31, 1998 and 1997...................   91
  Comparison of Years Ended December 31, 1997 and 1996...................   93
  Liquidity and Capital Resources........................................   95
  Year 2000 Compliance...................................................   95
  Quantitative and Qualitative Disclosures About Market Risk.............   96
  Forward-Looking Statements.............................................   96
ONTRACK MANAGEMENT.......................................................   98
  Other Information Regarding the Board..................................   99
  Compensation Committee Interlocks and Insider Participation............  100
  Section 16(a) Beneficial Ownership Reporting Compliance ...............  100
  Executive Compensation.................................................  101
  Employment Agreements..................................................  102
  Limitations on Liability and Indemnification...........................  103
  Stock Plans............................................................  103
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...........  105
COMPARISON OF CAPITAL STOCK..............................................  106
  Description of Legato Capital Stock....................................  106
  Description of Ontrack Capital Stock...................................  107
COMPARISON OF RIGHTS OF STOCKHOLDERS OF LEGATO AND SHAREHOLDERS OF MERGER
 SUB AND ONTRACK.........................................................  109
  Nominations for Board of Directors and Advance Notice of Stockholder
   Nominees..............................................................  109

                                                                          Page
                                                                          ----
  Amendment To Governing Documents....................................... 109
  Stockholder Consent in Lieu of Meeting................................. 110
  Anti-Takeover Provisions............................................... 111
  Cumulative Voting...................................................... 112

EXPERTS.................................................................. 112
LEGAL MATTERS............................................................ 113
FUTURE STOCKHOLDER PROPOSALS............................................. 113
INDEX TO ONTRACK DATA INTERNATIONAL, INC. CONSOLIDATED FINANCIAL
 STATEMENTS.............................................................. F-1
APPENDIX A--AGREEMENT AND PLAN OF REORGANIZATION......................... A-1
APPENDIX B--OPINION OF U.S. BANCORP PIPER JAFFRAY........................ B-1
APPENDIX C--MINNESOTA DISSENTERS' RIGHTS STATUTES........................ C-1

                      WHERE YOU CAN FIND MORE INFORMATION

  Ontrack and Legato file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by either company at the Commission's public reference rooms in Washington, D.C., New York City and Chicago. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The companies' filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the Commission at http://www.sec.gov.

  Legato filed a registration statement on Form S-4 to register with the Commission the Legato common stock to be issued to you and the other Ontrack shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Legato in addition to being a proxy statement of Ontrack for a special meeting of Ontrack shareholders to be held on January 31, 2000, as described herein. As allowed by the Commission's rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. This proxy statement/prospectus summarizes some of the documents that are exhibits to the registration statement, and you should refer to the exhibits for a more complete description of the matters covered by those documents.

  The Commission allows Legato to "incorporate by reference" information into this proxy statement/prospectus. This means that Legato may disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference additional documents that Legato may file with the Commission between the date of this proxy statement/prospectus and the date of the Ontrack special meeting of shareholders.

  Legato has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Legato, and Ontrack has supplied all such information contained in this proxy statement/prospectus relating to Ontrack.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following Legato documents filed with the Commission are incorporated by reference in this proxy statement/prospectus:

      1. Legato's Annual Report on Form 10-K, as amended for the fiscal year ended December 31 1998.

      2. Legato's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999.

      3. Legato's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999.

      4. Legato's Quarterly Report on Form 10-Q, as amended for the fiscal quarter ended March 31, 1999.

      5. The description of Legato's capital stock contained in Legato's registration statement on Form 8-A, dated May 24, 1995, including any amendment or report filed for the purpose of updating such description.

      6. The description of Legato's capital stock contained in Legato's registration statement on Form 8-A, dated May 23, 1997, including any amendment or report filed for the purpose of updating such description.

      7. The information regarding Legato's directors from the section entitled "Election of Directors" of Legato's definitive proxy statement filed pursuant to Regulation 14A of the Securities Exchange Act of 1934 for Legato's annual meeting of stockholders held on April 8, 1999. For information regarding Legato's executive officers, see the information appearing under the caption "Executive Officers of the Registrant" in part I, item 4a of Legato's Form 10-K.

      8. Information regarding executive compensation from the section entitled "Executive Compensation" of Legato's proxy statement.

      9. Information regarding security ownership of certain beneficial owners and management from the section entitled "Stock Ownership of Certain Beneficial Owners and Management" of Legato's proxy statement.

      10. Information regarding certain relationships and related transactions from the section entitled "Certain Relationships and Related Transactions" of Legato's proxy statement.

      11. Legato's Current Report on Form 8-K, as amended, filed June 1,
  1999.

      12. Legato's Current Report on Form 8-K, as amended, filed October 12,
  1999.

  All reports and definitive proxy or information statements filed by Legato pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this proxy statement/prospectus and prior to the date of the special meeting of Ontrack shareholders shall be deemed to be incorporated by reference into this proxy statement/prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

  This proxy statement/prospectus incorporates documents by reference that are not represented herein or delivered herewith. There will be provided without charge to each person, including any beneficial owner, to whom a proxy statement/prospectus is delivered, upon oral or written request of any such person, a copy of any or all documents incorporated by reference herein, excluding exhibits unless such exhibits are specifically incorporated by reference herein. Requests should be directed to Legato Systems, Inc., Investor Relations Office, 3210 Porter Drive, Palo Alto, California 94304 or by telephone at (650) 812-6000. In order to ensure timely delivery of the documents in advance of the special meeting to which this proxy statement/prospectus relates, any such request should be made by January 24, 2000.

  No documents relating to Ontrack are incorporated by reference.

                                   TRADEMARKS

  This proxy statement/prospectus contains trademarks and trade names of Legato, Ontrack and other companies, which are the property of their respective owners. Legato's trademarks include Legato, Legato NetWorker and the Legato logo. Ontrack's trademarks include Ontrack, Ontrack Data International, RDR, Remote Data Recovery, Tiramisu, EasyRecovery and Disk Manager.

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

  This document, the documents of Legato incorporated by reference herein, and other communications to stockholders of Legato and Ontrack may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or the future performance of Legato, Ontrack and the combined company. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." You should also consider the cautionary statements contained in the reports filed with the Commission by Legato and Ontrack. These factors may cause the actual results of Legato, Ontrack and the combined company to differ materially from any forward-looking statements.

  Although Legato and Ontrack believe that the expectations reflected in the forward-looking statements are reasonable, neither can guarantee that these expectations will prove to have been correct. Moreover, neither Legato, Ontrack nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this proxy statement/prospectus to conform such statements to actual results.

  In addition, neither Legato nor Ontrack makes any express or implied representation or warranty as to the attainability of the projected or estimated financial information set forth in this document or as to the accuracy or completeness of the assumptions from which such projected or estimated information is derived. Projections or estimations of Legato's and Ontrack's future performance are necessarily subject to a high degree of uncertainty and may vary materially from actual results. You should read the particular discussions set forth under "Risk Factors" on page 13, and "Ontrack Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 88.

                                    SUMMARY

  This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the proposed merger fully and for a more complete description of the terms of the proposed merger, you should carefully read the entire document and the documents we have referred to you. The Agreement and Plan of Reorganization, which is the legal document that governs the proposed merger, is attached as Appendix A to this document. We strongly encourage you to read the reorganization agreement. See "Where you can find more information" on page 1.

The Companies

  Legato Systems, Inc.
  3210 Porter Drive
  Palo Alto, California 94304
  Telephone: (650) 812-6000, extension 6044

  Legato develops, licenses, markets and supports a broad, integrated suite of enterprise storage management software applications operating on multiple computer systems. Legato's NetWorker family of software products, from which it derives a substantial majority of its revenues, and data availability products, primarily HA+, Octopus, Replication and Cluster products, support many storage management server platforms, such as UNIX and Windows NT, and can accommodate a variety of servers, clients, applications, databases and storage devices. Legato's products enable information continuance, a seamless approach to the movement, management and protection of data throughout an enterprise. Legato licenses its products through resellers and directly to end users in North America, Europe and Asia Pacific. Legato also licenses its source code in exchange for initial licensing fees to original equipment manufacturers and receives ongoing royalties from the original equipment manufacturers' product sales. Substantially all of the original equipment manufacturers are large computer system and software suppliers located in the United States, Europe and Asia Pacific.

  ONTRACK Data International, Inc.
  9023 Columbine Road
  Eden Prairie, Minnesota 55347
  Toll Free: 1-800-872-2599
  Phone: 1-612-937-5161

  Ontrack, a leading provider of data availability software and service solutions, helps customers protect, back up and recover their valuable data. Using its thousands of proprietary tools and techniques, Ontrack is able to recover lost or corrupted data from most operating systems and types of storage devices through its do-it-yourself, remote and in-lab capabilities. Ontrack also offers a line of award-winning software tools to help prevent critical data loss through a broad line of problem-solving, file management and productivity utilities. In addition to its Minneapolis headquarters, Ontrack operates other locations in Los Angeles, California, Boulder, Colorado, Washington D.C., New York, New York, Tokyo, London, Paris and Stuttgart.

The Merger

  Legato and Ontrack entered into an Agreement and Plan of Reorganization, which is attached as Appendix A at the back of this document. Upon completion of the merger, you will become a stockholder of Legato and your rights as a shareholder will be governed by Legato's certificate of incorporation and bylaws. We encourage you to read the reorganization agreement, as it is the legal document that governs the merger.

What Ontrack Shareholders Will Receive in the Merger (page 38)

  Shares of Ontrack common stock will be exchanged for Legato common stock and cash in connection with the merger. At the time the merger is completed, each outstanding share of Ontrack common stock will be converted into the right to receive 0.1491 of a share of Legato common stock and two dollars ($2.00) in cash.

  The following table illustrates possible values for the Legato shares that you would receive upon completion of the merger for each Ontrack share you own at the share exchange ratio of 0.1491 shares of Legato common stock and $2.00 in cash for each Ontrack share:

               Legato
               Common       Ontrack
               Stock      Equivalent
               Price    Per Share Price
               ------   ---------------
               $40.00       $ 7.96
                45.00         8.71
                50.00         9.46
                55.00        10.20
                60.00        10.95
                65.00        11.69
                70.00        12.44
                75.00        13.18
                80.00        13.93
                85.00        14.67
                90.00        15.42

  As of December 6, 1999, the Legato common stock per share market price was $75.125. The corresponding Ontrack equivalent per share price was $13.20. Legato's and Ontrack's respective stock prices are volatile and are likely to change. See "Risk Factors" beginning on page 13.

  Ontrack shareholders will not receive fractional shares. Instead, they will receive a check in payment for any fractional shares.

  Legato will assume all outstanding options to acquire Ontrack stock upon completion of the merger. In addition, under the terms of the reorganization agreement, there are no "walk-away" or resolicitation obligations based on the Legato per share market price at any time. Legato and Ontrack anticipate that the merger will become effective approximately one day after the Ontrack shareholders vote to approve the merger.

  Do not send in your stock certificates now. When the merger is completed, Legato will send you written instructions for exchanging your Ontrack stock certificates.

Voting Procedures to Approve the Merger

  A. The Special Meeting of Ontrack Shareholders (page 35)

  Ontrack will hold a special meeting of shareholders on January 31, 2000 at 10:00 a.m. at the offices of ONTRACK Data International, Inc. located at 9023 Columbine Road, Eden Prairie, MN 55347. At the special meeting of shareholders, Ontrack shareholders will be asked to approve the reorganization agreement and the merger.

  B. Record Date for Voting on the Reorganization Agreement and the Merger (page 35)

  You are entitled to vote at the special meeting of shareholders if you owned shares of Ontrack common stock as of the close of business on the record date, which has been set at December 15, 1999. On the record date, there were 10,004,944 shares of Ontrack common stock outstanding. Ontrack shareholders will have one vote at the special meeting for each share of Ontrack common stock they owned on the record date.

  C. Procedure for Casting Your Vote if Your Shares are Held by Your Broker in Street Name (page 36)

  Your broker will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker.

  D. Ontrack Shareholder Vote Required to Approve the Reorganization Agreement and the Merger (page 36)

  The affirmative vote of the holders of a majority of the outstanding shares of Ontrack common stock is required to approve the reorganization agreement and the merger. Your abstention or failure to vote will have the effect of a vote against the reorganization agreement and the merger. Legato stockholders will not vote on the reorganization agreement or the merger.

  E. Voting and Proxy Agreements (page 36)

  As of December 1, 1999, the directors and executive officers of Ontrack owned 5,224,523 shares of Ontrack common stock. These shares represented approximately 52.2% of the outstanding shares of Ontrack common stock on December 1, 1999. The directors and officers of Ontrack also held 385,000 shares subject to stock options exercisable within 60 days of December 1, 1999. Michael W. Rogers and Gary S. Stevens have each entered into a voting agreement granting Legato a proxy to vote all of their shares of Ontrack common stock for the approval of the reorganization agreement and the merger. As of December 1, 1999, Messrs. Rogers and Stevens owned approximately 35% of the outstanding shares of Ontrack common stock.

  F. Dissenters' Appraisal Rights (page 68 and Appendix C)

  Under Minnesota law, Ontrack shareholders have the right to dissent from the merger and, subject to certain conditions provided for under Minnesota law, receive cash for their Ontrack shares. Any Ontrack shareholder contemplating exercising their dissenters' rights must follow certain procedures, including filing certain notices and not voting their shares in favor of the merger. A dissenting Ontrack shareholder will not receive any shares of Legato common stock in the merger. The procedures that must be followed in exercising dissenters' rights are set forth under the heading "The Merger and Related Transactions--Dissenters' Appraisal Rights" and in the Minnesota Dissenters' Rights Statutes attached as Appendix C at the back of this document.

Evaluating the Merits of the Merger

  A. Reasons for the Merger and Recommendation to Ontrack Shareholders (page
43)

  The Ontrack board of directors has determined that the terms of the reorganization agreement and the merger are in the best interests of Ontrack and its shareholders. In reaching its decision, the Ontrack board of directors identified several potential benefits of the merger. Ontrack believes that following the merger the combined company will be able to offer customers broader integrated data protection solutions and address a broader range of customer needs. The Ontrack board of directors also considered that Ontrack shareholders would have the opportunity to participate in the potential growth of the combined company following the merger. However, the Ontrack board of directors also recognized that the potential benefits of the merger may not be realized and that there are a number of other risks related to the merger. See "Risks Factors" beginning on page 13.

  The Ontrack board of directors recommends that you vote FOR the approval of the reorganization agreement and the merger.

  B. Risks of the Merger (page 13)

  In considering whether to approve the reorganization agreement and the merger, you should consider all of the risks of the merger, including the risk of fluctuations in the market price of Legato common stock and the fact that Legato may be unable to successfully integrate Ontrack's business into its own following the merger. We encourage you to read the more detailed description of the risks set forth in this proxy statement/prospectus beginning on page 13.

  C. Opinion of Financial Advisor (page 47 and Appendix B)

  In deciding to approve the merger, the Ontrack board of directors considered an opinion dated November 18, 1999 from its financial advisor, U.S. Bancorp Piper Jaffray Inc. The U.S. Bancorp Piper Jaffray opinion stated that the consideration was fair on that date, from a financial point of view, to Ontrack's shareholders. This opinion is attached as Appendix B to this document. You are urged to read the entire U.S. Bancorp Piper Jaffray opinion carefully.

  D. Other Interests of Ontrack Officers and Directors in the Merger (page 62)

  In considering the Ontrack board of directors' recommendation that you vote to approve the reorganization agreement and the merger, you should note that certain Ontrack officers and directors have interests in the merger that are different from, or in addition to, your interests. Specifically, in connection with the merger:

  . Michael W. Rogers and Gary S. Stevens, Ontrack executive officers, have signed new employment agreements with Legato which become effective upon completion of the merger;

  . Certain Ontrack executive officers and directors will be entitled to accelerated vesting pursuant to the terms of their respective stock option and employment agreements in connection with the merger; and

  . The Ontrack directors and officers will receive continuing indemnification against liabilities.

  As a result, Ontrack's directors and officers might be more likely to vote to approve the reorganization agreement and the merger than you and the other Ontrack shareholders generally. In addition, one key employee of Mijenix has executed an employment agreement with Legato.

Events Which May Delay or Prevent the Merger

  A. Conditions to the Merger (page 58)

  The merger will not be completed unless the conditions contained in the reorganization agreement are met, including the adoption of the reorganization agreement by Ontrack shareholders. Some of these conditions may be waived by the company entitled to assert the condition.

  B. No Solicitation (page 57)

  Ontrack has agreed not to initiate or engage in negotiations or discussions with another party regarding a business combination while the merger with Legato is pending. However, Ontrack may furnish non-public information, or enter into discussions or negotiations with respect to a written unsolicited acquisition proposal, so long as:

  . the Ontrack board of directors has determined that their fiduciary duties under applicable law require them to take those actions;

  . those discussions or negotiations are reasonably likely to result in a deal more favorable from a financial point of view than the proposed Legato merger; and

  . the other person or entity signs a confidentiality agreement similar to the confidentiality agreement Legato and Ontrack signed.

  C. Termination of the Reorganization Agreement (page 60)

  The reorganization agreement may be terminated under the circumstances described below at any time before completion of the merger. This may occur whether or not Ontrack shareholders have approved the reorganization agreement and the merger. The reorganization agreement may be terminated by Legato or Ontrack if:

  .  the merger is not completed on or before June 30, 2000; or

  . a proper court or other governmental entity issues a nonappealable final order, decree or ruling that permanently restrains, enjoins or prohibits the merger; or

  . at the Ontrack shareholder meeting, the shareholders of Ontrack do not approve the adoption of the reorganization agreement; or

  . there has been a material breach of any representation, warranty, covenant or agreement on the part of the other party set forth in the reorganization agreement and the breach causes the conditions in the reorganization agreement not to be satisfied and the breach is not timely cured following notice of the breach.

  The reorganization agreement may be terminated by Legato if the Ontrack board of directors takes any of the following actions:

  . Withdraws or modifies its recommendation of the reorganization agreement or the merger;

  . Fails to reaffirm its recommendation of the reorganization agreement or the merger within ten (10) business days after Legato requests in writing that the recommendation be reaffirmed at any time following the public announcement of another acquisition proposal;

  . Recommends to the Ontrack shareholders any transaction which could result in a party other than Legato acquiring 15% or more of the equity or assets of Ontrack;

  . An entity or person other than Legato or its affiliates commences a tender offer or exchange offer for 15% or more of the outstanding shares of Ontrack common stock, and the Ontrack board of directors fails to send to its security holders, pursuant to Rule 14e-2 of the Securities Exchange Act within ten (10) business days after the tender or exchange offer is first published, sent or given, a statement disclosing that Ontrack recommends rejection of the tender or exchange offer; or

  . Fails to call and hold the meeting of its shareholders to approve the merger within forty-five days after Legato's Registration Statement on Form S-4 is declared effective and such declaration occurs on or before June 30, 2000.

  D. Break-up Fee (page 61)

  Ontrack is obligated to pay Legato a break-up fee of $5,000,000 if Legato terminates the reorganization agreement because the Ontrack board of directors takes any actions described in the last paragraph of "Termination of the Reorganization Agreement" above.

  E. Regulatory Approvals (page 64)

  The Hart-Scott-Rodino Antitrust Improvements Act prohibits Ontrack and Legato from completing the merger until after:

  . Ontrack and Legato have furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission; and

  .  A required waiting period has ended or been terminated.

  Both Ontrack and Legato have furnished the required information and expect the waiting period to terminate in early January 2000.

Tax Consequences and Other Matters

  A. Important Federal Income Tax Consequences (page 64)

  Ontrack and Legato intend the exchange of Ontrack common stock for Legato common stock to be tax-free to Ontrack shareholders for federal income tax purposes. However, Ontrack and Legato expect that the cash consideration paid to Ontrack shareholders and cash paid to you and the other Ontrack shareholders for any fractional shares will be taxable.

  Tax matters are very complicated and the tax consequences to you from the merger will depend on the facts of your own circumstances. You should consult your tax advisors for a full understanding of all of the tax consequences to you as a result of the merger.

  B. Accounting Treatment (page 68)

  Ontrack and Legato intend the merger to be accounted for as a purchase business combination.

  C. Comparative Per Share Market Price Information (page 28)

  Shares of Legato common stock and Ontrack common stock are both quoted on the Nasdaq National Market. On November 18, 1999, the last trading day before the announcement of the proposed merger, Ontrack common stock closed at $9.125 per share and Legato common stock closed at $75.9375 per share. On December 6, 1999, Ontrack common stock closed at $11.75 per share and Legato common stock closed at $75.125 per share.

  D. Listing of Legato Common Stock

  The shares of Legato common stock issued in connection with the merger will be listed on the Nasdaq National Market.

Forward-Looking Statements May Prove Inaccurate (page 4)

  Both Ontrack and Legato have made forward-looking statements in this document and in Legato documents that are incorporated by reference. These forward-looking statements are subject to risks and uncertainties. Forward-looking statements include expectations concerning matters that are not historical facts. Also, when we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. For more information regarding factors that could cause actual results to differ from Ontrack's or Legato's expectations, you should refer to "Risk Factors" beginning on page 13.

Who Can Help Answer Your Questions

  If you have questions about the Merger you should contact:

  ONTRACK Data International, Inc.
  9023 Columbine Road
  Eden Prairie, Minnesota 55347
  Toll Free: 1-800-872-2599
  Phone: 1-612-937-5161
  Attention: Investor Relations

                                  RISK FACTORS

  You should carefully consider the risks described below before voting on the reorganization agreement and the merger. The risks and uncertainties described below are not the only ones facing Ontrack and Legato. Additional risks and uncertainties not presently known to us could seriously harm the business of Legato and Ontrack.

  If any of the following risks actually occur, our businesses, financial conditions or results of operations could be seriously harmed. In such case, the trading price of Legato common stock, before and after completion of the merger, and Ontrack common stock, before completion of the merger, could decline, and you may lose all or part of your investment.

Risks Related to the Combined Company and the Merger

 If Legato and Ontrack Do Not Integrate Their Operations Effectively, Some or
   All of the Potential Benefits of the Merger May Not Occur.

  In order to achieve the benefits of the merger, Legato must successfully combine its business with Ontrack's business. If Legato and Ontrack do not integrate their operations smoothly, serious harm to the combined company's business, financial condition and prospects may result. Integrating the two businesses will entail diversion of management's time and attention. We may not be able to integrate our operations smoothly. In order to obtain the benefits of the merger, the companies must make Ontrack's products and services operate together with Legato's products and services. This integration will require additional planning and training. For example, Legato and Ontrack will need to expend time and resources to train the respective sales and support personnel on understanding the expanded scope of products and services that the combined company will be able to provide customers. In addition, Legato may be required to spend additional time or money on integration that would otherwise be spent on developing its business and services or other matters.

 If Ontrack Employees Leave as a Result of the Merger or If the Combined
   Company Cannot Attract and Retain Qualified Personnel, the Combined Company's Business Would Be Harmed.

  The success of the combined company after the merger depends in part on the continued service of key groups of Ontrack personnel. Despite Legato's efforts to hire and retain quality employees, Legato might lose some of Ontrack's key employees following the merger. Legato and Ontrack have different corporate cultures and Ontrack employees may be unwilling to work for a larger company. In addition, competitors may recruit Ontrack employees prior to the merger and during integration, as is common in high technology mergers. Moreover, few of Legato's and few of Ontrack's key technical or senior management personnel are bound by employment agreements. As a result, employees of Ontrack or the combined company could leave with little or no prior notice.

  Similarly, the future performance of the combined company depends on its continuing ability to attract and retain highly qualified technical and managerial personnel following the merger. Competition for qualified management, engineering, technical, sales and marketing employees in the computer industry is intense. Therefore, Legato and Ontrack cannot assure you that the combined company will be able to attract, retain and integrate employees to develop and use the Ontrack technology following the merger.

 The Merger May Result in Loss of Ontrack Customers Which Would Harm the
   Combined Company.

  As a result of the merger, some Ontrack customers may not continue to do business with the combined company. For example, Ontrack's customers might cancel product or service orders or delay purchases as they evaluate, among other things, the merger, or if they are uncertain about Legato's commitment to support Ontrack products and provide Ontrack services. Some of Ontrack's customers who cancel product or service orders or delay purchases may purchase products or services from Ontrack's competitors. Cancellations or delays in orders for Ontrack's products or services and cancellations or failures to renew distribution contracts, both before and after the merger, would seriously harm the combined company's business and operating results.

 Legato and Ontrack Will Incur Costs Associated with the Merger for Which
   Legato and Ontrack Will Receive No Benefit if the Merger Does Not Close.

  The merger will result in total transaction costs of approximately $2.1 million to Legato and $2.0 million to Ontrack. These are estimates and the actual transaction costs may be much larger. In addition to these transaction costs, Legato and Ontrack expect that, following the merger, the combined company will incur additional significant costs associated with integrating the two companies. At this time, the additional costs are not reasonably estimable. If the merger is not consummated, Legato and Ontrack will have incurred significant costs for which they will have received no benefits.

 You Will Receive a Pre-Determined Number of Shares of Legato Common Stock Plus
   Cash Which Will Not Change as a Result of Market Volatility.

  The exchange rate of Ontrack common stock into Legato common stock will be
0.1491 shares of Legato common stock plus $2.00 per share in cash for each share of Ontrack common stock. The exchange rate will not increase or decrease if the market price of either Legato common stock or Ontrack common stock increases or decreases. In addition, Legato will assume all outstanding options of Ontrack at the time the merger is completed. See "The Merger and Related Transactions--Conversion of Shares" on page 38.

  As the exchange rate will not increase or decrease based on market price fluctuations, Ontrack's shareholders will not be compensated if the market price of Legato common stock decreases before completion of the merger. If the market price of Legato common stock decreases before the merger, the market value of the Legato common stock to be received by Ontrack's shareholders would decrease. The closing price for Legato common stock on November 18, 1999, the last trading day prior to the public announcement of the merger, was $75.9375. On December 20, 1999, the latest trading day before the printing of this proxy statement/prospectus, the closing price for Legato common stock was $73.4375. You should obtain recent market quotations for Legato common stock and Ontrack common stock because these stocks have historically been subject to substantial volatility.

  The market price of Legato common stock and Ontrack common stock is volatile and may increase or decrease significantly before completion of the merger. For example, during the period from announcement of the merger and December 20, 1999, the market price per Legato share has ranged between a high of $76.0312 per share and a low of $64.00 per share. In addition, Legato common stock may continue to increase or decrease significantly after the merger. As a result, your Legato shares received in the merger in the near- and long-term may not be worth as much as your shares of Ontrack common stock before the merger.

 If Several Conditions Are Not Met the Merger Will Not Close.

  The merger will not close unless several conditions are met, including:

  . The reorganization agreement and the merger must be approved by holders of a majority of the outstanding Ontrack common stock;

  . Each representation and warranty made by Legato and Ontrack in the reorganization agreement must be materially accurate;

  . The events specified in the reorganization agreement must occur, or not occur; and

  . Legato and Ontrack must materially satisfy (or have waived by the other) each covenant specified in the reorganization agreement.

We cannot assure you that the conditions to the merger will be satisfied or waived in a timely manner or at all. In that case, the merger will be delayed or may not occur at all, and some or all of the potential benefits of the merger may be lost.

 If the Merger Does Not Close, Ontrack Could Be Harmed.

  If the merger does not close, it could seriously harm Ontrack's business because the announcement of the merger and Ontrack's efforts to close the merger may:

  .  Disrupt its sales and marketing efforts;

  .  Increase employee turnover; and

  . Diminish Ontrack's ability to successfully locate an alternative strategic partner.

  In addition, depending on the circumstances, Ontrack may be required to pay a $5 million "break-up" fee to Legato.

Risks Related to Legato and Ontrack

 Legato's and Ontrack's Quarterly Operating Results Are Volatile and Uncertain.
   Legato's or Ontrack's Failure to Meet Public Market Analysts' Expectations Would Harm the Market Price of the Combined Company's Common Stock.

  Legato's and Ontrack's respective quarterly operating results have varied in the past and are likely to vary in the future. We also believe that Legato's and Ontrack's respective operating results may be below the expectations of public market analysts and investors in some future quarter or quarters. In the past, Legato's and Ontrack's common stock prices have on occasion declined following earnings announcements. Legato's or Ontrack's failure to meet analyst or investor expectations would likely seriously harm the respective market price of Legato's or Ontrack's common stock.

  The quarterly operating results of Legato and Outrack have varied in the past and may vary in the future. Each company's quarterly operating results may vary depending on a number of factors, many of which are outside of the respective company's control, including:

  .  The size and timing of orders;

  .  Increased competition;

  . Market acceptance of each company's new products, applications and services and product enhancements of either company's competitors;

  .  Changes in pricing policies or those of either company's competitors;

  . Each company's ability to develop, introduce and market new products, applications and product enhancements;

  .  Ability to integrate acquired businesses;

  .  Each company's ability to control costs;

  .  Quality control of products sold;

  . Lengthy sales cycles, particularly for Legato relating to enterprise license transactions;

  .  Success in expanding sales and marketing programs;

  .  Technological changes in either company's markets;

  .  The mix of sales among each company's channels;

  . Deferrals of customer orders in anticipation of new products, applications or product enhancements;

  . Market readiness to deploy either company's products for distributed computing environments;

  . Changes in either company's strategy or that of either company's competitors;

  .  Customer budget cycles and changes in these budget cycles;

  .  Foreign currency and exchange rates;

  . Acquisition costs or other non-recurring charges in connection with the acquisition of companies, products or technologies;

  .  Personnel changes; and

  .  General economic factors.

  Legato and Ontrack cannot predict their future revenues with any significant degree of certainty for several reasons, including the following:

  . Product revenues in any quarter are substantially dependent on orders booked and shipped, and on jobs ordered and performed, in that quarter, since Legato and Ontrack operate with virtually no order or job backlog;

  . Legato does not recognize revenues on sales to domestic distributors until the products are sold to end-users;

  . The enterprise storage management market and the data availability market are both rapidly evolving;

  . Legato's and Ontrack's sales cycles vary substantially from customer to customer;

  . Legato's sales cycles vary in large part because they have become or are becoming increasingly dependent upon larger company-wide enterprise license transactions to corporate customers. These transactions include product license, service and support components, and take a long time to complete;

  . The timing of large orders can significantly affect revenues within a quarter; and

  . License and royalty revenue are difficult to forecast. In Legato's case, its royalty revenues are substantially dependent upon product license sales by original equipment manufacturers (OEMs) of their products that incorporate Legato's software. Accordingly, these royalty revenues are subject to OEMs' product cycles, which are also difficult to predict. Fluctuations in licensing activity from quarter-to-quarter further impact royalty revenues, because initial license fees generally are non-recurring and recognized upon the signing of a license agreement.

  Legato's and Ontrack's expense levels are relatively fixed and are based, in part, on their expectations as to their respective future revenues. Consequently, if revenue levels fall below Legato's or Ontrack's expectations, the companies' respective net income (loss) will decrease (increase) because only a small portion of Legato's and Ontrack's expenses vary with their respective revenues.

 Legato's and Ontrack's Markets Are Highly Competitive and If We Are Unable to
   Compete Successfully the Combined Company's Business Will Be Harmed.

  Legato operates in the enterprise storage management market and Ontrack operates in the data availability market. These markets are intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. If the combined company is unable to compete successfully, our business, operating results and financial condition will be seriously harmed.

  Increased competition could harm the combined company by causing, among other things:

  .  Price reductions;

  .  Reduced gross margins; and

  .  Loss of market share.

  The software industry has relatively low barriers to entry. In addition, many current and potential competitors have longer operating histories and greater name recognition and financial resources. Legato and Ontrack expect competition to increase as, among other things:

  .  Legato and Ontrack enter new markets;

  . Existing competitors broaden their operating platform coverage and product lines;

  . Companies that previously focused on the mainframe computer market focus on the client/server computer market; and

  .  The software industry consolidates.

  In addition, network operating system vendors could introduce new, or upgrade existing operating systems or environments, that include the same functions offered by Legato's or Ontrack's products. If so, Legato's or Ontrack's products could be rendered obsolete and unmarketable.

 Legato Depends on Its NetWorker Product Line. A Decline in the Price of,
   Demand for or Market Acceptance of Networker Would Harm the Combined Company's Business.

  Legato currently derives, and expects to continue to derive, a substantial majority of its revenues from its NetWorker software products and related services. A decline in the price of or demand for NetWorker, or failure to achieve broad market acceptance of NetWorker, would seriously harm Legato's business, operating results and financial condition. Legato cannot predict NetWorker's remaining life cycle for several reasons, including:

  .  The recent emergence of Legato's market;

  .  The effect of new products, applications or product enhancements;

  . Technological changes in the network storage management environment in which NetWorker operates; and

  .  Future competition.

 Ontrack Depends on Data Recovery Services and Products and a Decline in the
   Price or Demand for These Services and Products Would Harm Ontrack's
   Business.

  Ontrack currently derives a significant majority of its revenues from the sale of data recovery services and products, and expects this trend to continue or accelerate. A decline in the price of or demand for these services and products would harm Ontrack's business. Demand for these services and products will depend in large part upon:

  . Developments in computer technology. For example, other businesses are making major investments in the development of automatic data backup systems, improved data storage technology and other data protection techniques, which may reduce the demand for Ontrack's data recovery services and products;

  . The ability of Ontrack to adapt its services and products to frequent and competitive changes in market needs and technological innovation and industry standards; and

  . Continued market acceptance of Ontrack's data recovery services and products.

 If Legato and Ontrack Do Not Respond to Rapid Technological Changes, Their
   Existing Products and Services Could Become Obsolete.

  The markets for Legato's and Ontrack's products and services are characterized by:

  .  Rapid technological changes;

  .  Changing customer needs;

  .  Frequent new software product introductions; and

  .  Evolving industry standards.

  The introduction of products embodying new technologies and the emergence of new industry standards could render both companies' existing products and services obsolete and unmarketable.

  To be successful, the combined company will need to develop and introduce new software products and services (including new releases, applications and enhancements) on a timely basis that:

  . Keep pace with technological developments and emerging industry standards; and

  .  Address the increasingly sophisticated needs of our customers.

  In addition, Legato or Ontrack may:

  . Fail to develop and market products and services that respond to rapid technological changes or rapidly evolving industry standards;

  . Experience difficulties that could delay or prevent the successful development, introduction and marketing of these products and services; or

  . Fail to develop products and services that adequately meet the requirements of the marketplace or achieve market acceptance.

  Legato and Ontrack currently have plans to introduce and market several potential new products and services in the next twelve months. Some of our competitors currently offer certain of these potential new products and services. Such potential new products and services are subject to significant technical risks. We may fail to introduce such potential new products and services on a timely basis or at all. If potential new products and services are delayed or do not achieve market acceptance, Legato's or Ontrack's respective businesses, operating results and financial conditions would be seriously harmed. In the past, both Legato and Ontrack have experienced delays in the commencement of commercial shipments of their new products. Such delays caused customer frustration and resulted in delay or lost product revenues. In the past, Legato and Ontrack have also experienced delays in purchases of its products by customers who were anticipating new product launches by Legato or Ontrack. Legato's or Ontrack's respective businesses, operating results and financial conditions would be seriously harmed if customers defer material orders in anticipation of new product introductions.

  Software products as complex as those we offer may contain undetected errors or failures when first introduced or as new versions are released. We have in the past discovered software errors in certain of our new products after their introduction. We experienced delays or lost revenue during the period required to correct these shipments, despite testing by us and by our current and potential customers. This may result in loss of or delay in market acceptance of our products, which could seriously harm our business, operating results and financial condition.

 Legato Relies on Enterprise-Level License Transactions and Failure to
   Successfully Market Our Products in Enterprise-Level Transactions Would Harm the Combined Company's Business.

  In the past, Legato marketed its products at the department-level of corporate customers. Within the last two years, Legato developed strategies to pursue larger enterprise license transactions with corporate customers. Legato may fail to successfully market its products in larger enterprise license transactions. This failure would seriously harm Legato's businesses, operating results and financial conditions. Legato's operating results are sensitive to the timing of these orders. These orders are difficult to manage and predict, because:

  . The sales cycle is typically lengthy, generally lasting three to six months, and varies substantially from transaction to transaction;

  . These orders often include product license, service and support components;

  . These orders typically involve significant technical evaluation and commitment of capital and other resources; and

  . Customers' internal procedures frequently cause delays in orders. Such internal procedures include approval of large capital expenditures, implementation of new technologies within their networks and testing new technologies that affect key operations.

Due to the large size of enterprise transactions, if orders forecasted for a specific transaction for a particular quarter are not realized in that quarter, Legato's operating results for that quarter may be seriously harmed.

  Legato historically has not had a separate large enterprise or national accounts sales force and only within the last two years has begun to develop direct sales groups focused on these larger accounts. To succeed in the national accounts market, Legato will be required to continue to transition its existing sales forces into enterprise-level sales groups and attract and retain qualified personnel. New personnel will require training to obtain knowledge of product attributes for Legato's products. Legato may not be successful in creating the necessary sales organization or in attracting, retaining or training these individuals. To succeed in the enterprise and national accounts market will require, among other things, establishing and continuing to develop relationships and contacts with senior technology officers at these accounts. Legato's operating results and financial conditions would be seriously harmed if its sales force does not succeed in these efforts.

 Legato Relies on Indirect Sales Channels and If These Indirect Sales Channels
   Do Not Perform Adequately, Legato's Revenues Would Decline.

  Legato relies significantly on its distributors, systems integrators and value added resellers for the marketing and distribution of its products. Legato's agreements with resellers are generally not exclusive and in many cases may be terminated by either party without cause. Many of Legato's resellers carry product lines that are competitive with those of Legato. These resellers may not give a high priority to the marketing of Legato's products. Rather, they may give a higher priority to other products, including the products of competitors, or may not continue to carry Legato's products. Events or occurrences of this nature could seriously harm Legato's business, operating results and financial condition. In addition, Legato may not be able to retain any of its current resellers or successfully recruit new resellers. Any such changes in Legato's distribution channels would seriously harm Legato's business, operating results and financial condition.

  Legato's strategy is also to increase the proportion of Legato's customers licensed through OEMs. Legato may fail to achieve this strategy. Legato is currently investing, and intends to continue to invest, resources to develop this channel. Such investments could seriously harm Legato's operating margins. Legato depends on its OEMs' abilities to develop new products, applications and product enhancements on a timely and cost-effective basis that will meet changing customer needs and respond to emerging industry standards and other technological changes. Legato's OEMs may not effectively meet these technological challenges. These OEMs:

  .  Are not within Legato's control;

  . May incorporate into their products the technologies of other companies in addition to, or to the exclusion of, those of Legato; and

  . Are not obligated to purchase products from Legato. In addition, Legato's OEMs generally have exclusive rights to Legato's technology on their respective platforms, subject to certain minimum royalty obligations.

  Legato's OEMs may not continue to carry Legato's products. The inability to recruit, or the loss of, important OEMs would seriously harm Legato's business, operating results and financial condition.

 Legato and Ontrack Depend on International Revenues and Therefore the Combined
   Company's Business is Susceptible to Numerous Risks Associated With International Operations.

  Legato's and Ontrack's continued growth and profitability will require further expansion of their respective international operations. To successfully expand international sales, both Legato and Ontrack must:

  .  Establish additional foreign operations;

  .  Hire additional personnel; and

  .  Recruit additional international resellers.

  These efforts will require significant management attention and financial resources and could seriously harm Legato's or Ontrack's respective operating margins. If Legato or Ontrack fail to further expand their respective international operations in a timely manner, Legato's or Ontrack's respective businesses, operating results and financial condition would be seriously harmed. In addition, Legato or Ontrack may fail to maintain or increase international market demand for their respective products. Legato's international sales are currently denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to foreign currencies could make Legato's and Ontrack's products more expensive and, therefore, potentially less competitive in those markets. In some markets, localization of Legato's and Ontrack's products are essential to achieve market penetration. Legato and Ontrack may incur substantial costs and experience delays in localizing their products. Legato and Ontrack may fail to generate significant revenues from localized products.

  Additional risks inherent in Legato's and Ontrack's respective international business activities generally include:

  . Significant reliance on distributors and other resellers who do not offer Legato's or Ontrack's respective products exclusively;

  .  Unexpected changes in regulatory requirements;

  .  Tariffs and other trade barriers;

  .  Lack of acceptance of localized products, if any, in foreign countries;

  .  Fluctuations in foreign currency exchange ratios;

  .  Longer accounts receivable payment cycles;

  .  Difficulties in managing international operations;

  . Potentially adverse tax consequences, including restrictions on the repatriation of earnings; and

  .  The burdens of complying with a wide variety of foreign laws.

The occurrence of such factors could seriously harm Legato's or Ontrack's respective international sales and, consequently, Legato's or Ontrack's respective businesses, operating results and financial conditions.

 In Order to Properly Manage Its Growth and Expansion, Legato May Need to
   Improve and Implement New Systems, Procedures and Controls.

  Legato has recently experienced a period of significant expansion of its operations. Legato's headcount increased from 426 at December 31, 1996 to 1,090 at September 30, 1999. This growth placed a significant strain upon its management systems and resources. Legato also plans to expand the geographic scope of its customer base and operations. This expansion has resulted and will continue to result in substantial demands on Legato's management resources.

  From time to time, Legato receives customer complaints about the timeliness and accuracy of customer support. Legato plans to add customer support personnel in order to address current customer support needs. If it is not successful hiring such personnel, Legato's business, operating results and financial condition could be seriously harmed. Legato's ability to compete effectively and to manage the future expansion of its operations, if any, will require the company to (a) continue to improve its financial and management controls, reporting systems and procedures on a timely basis, and (b) expand, train and manage its employee work force. Legato's failure to do so could seriously harm its business, operating results and financial condition.

 If Legato and Ontrack Do Not Successfully Integrate Recent Acquisitions, the
   Combined Company's Business Will Be Harmed.

  On April 1, 1999, Legato completed the acquisition of Intelliguard, a developer of standards-based storage management solutions for storage area networks. On April 19, 1999, Legato completed a merger with FullTime, a developer of distributed, enterprise-wide, cross-platform, adaptive computing solutions that enable customers to proactively manage application service level availability into a wholly-owned subsidiary of Legato. On July 30, 1999, Legato completed the acquisition of Vinca Corporation, a Utah-based provider of high availability and data protection software. Legato may make additional acquisitions in the future. On July 19, 1999, Ontrack completed the acquisition of Mijenix Corporation, a Colorado-based supplier of system software products for enhancing the use of Windows-based computer systems. Acquisitions of companies, products or technologies entail numerous risks, including:

  . An inability to successfully assimilate acquired operations and products;

  .  Diversion of management's attention;

  .  Loss of key employees of acquired companies;

  .  Substantial transaction costs; and

  . Substantial additional costs charged to operations as a result of the failure to consummate acquisitions.

  Some of the products Legato and Ontrack acquired may require significant additional development before they can be marketed and may not generate revenue at levels we anticipate. Moreover, Legato's future acquisitions, if any, may result in dilutive issuances of its equity securities, the incurrence of debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense. Legato cannot guarantee that its or Ontrack's efforts to consummate or integrate acquisitions will be successful. If Legato's and Ontrack's efforts are not successful, the combined company's business, financial condition and results of operations could be seriously harmed.

 If the Enterprise Storage Management Market and the Data Availability Market
   Do Not Continue to Grow, the Combined Company's Sales Opportunities Would Be Limited.

  All of Legato's business is in the enterprise storage management market and all of Ontrack's business is in the data availability market. Both of these markets are still emerging markets and may not continue to grow. The combined company's future financial performance will depend in large part on continued growth in the number of organizations adopting company-wide storage and management solutions and data recovery capabilities for their client/server computing environments. If these markets fail to grow or grow more slowly than Legato and Ontrack currently anticipate, their respective businesses, operating results and financial conditions would be seriously harmed.

 Protection of Legato's and Ontrack's Intellectual Property Is Limited.

  Both Legato and Ontrack are technology companies. The success of Legato and Ontrack depends significantly on protecting their intellectual property which are their most important assets. Despite Legato's and Ontrack's efforts to protect their proprietary rights, unauthorized parties may attempt to copy aspects of their products or to obtain and use information that Legato or Ontrack regard as proprietary. Policing unauthorized use of Legato's or Ontrack's products is difficult, and software piracy can be expected to be a persistent problem. In licensing its products (other than in enterprise license transactions), Legato relies on "shrink wrap" licenses that are not signed by licensees. Ontrack relies on "shrink wrap" licenses for sales of certain of its products. Such licenses may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect Legato's or Ontrack's proprietary rights to as great an extent as do the laws of the United States. Legato's and Ontrack's means of protecting their proprietary rights may not be adequate. Legato's or Ontrack's competitors may independently develop similar technology, duplicate Legato's or Ontrack's products or design around patents issued to Legato or Ontrack or other intellectual property rights of Legato or Ontrack.

  Each of Legato and Ontrack from time to time has received claims that it is infringing third parties' intellectual property rights. In the future, Legato or Ontrack may be subject to claims of infringement by third parties with respect to current or future products, trademarks or other proprietary rights. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require Legato or Ontrack to enter into royalty or licensing agreements with third parties. If such royalty or licensing agreements, if required, are not available on terms acceptable to Legato or Ontrack, Legato's or Ontrack's respective businesses, operating results and financial conditions would be seriously harmed.

 Defects in Legato's or Ontrack's Products Would Harm Our Business.

  Legato's and Ontrack's products can be used to manage and retrieve computer data critical to organizations. As a result, the sale and support of products by Legato or Ontrack may entail the risk of product liability claims. A successful product liability claim brought against Legato or Ontrack would seriously harm Legato's or Ontrack's respective businesses, operating results and financial conditions.

 Legato and Ontrack Are Each Affected by General Economic and Market
   Conditions.

  During recent years, segments of the computer industry have experienced significant economic downturns characterized by:

  .  Decreased product demand;

  .  Product overcapacity;

  .  Price erosion;

  .  Work slowdowns; and

  .  Layoffs.

  The operations of Legato, Ontrack, and the combined company may experience substantial fluctuations from period-to-period as a consequence of such industry patterns, general economic conditions affecting the timing of orders from major customers, and other factors affecting capital spending. The occurrence of such factors could seriously harm the respective companies' business, operating results or financial condition.

 Year 2000 Issues Could Affect Our Business.

  Many currently installed computer systems and software products include coding to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Significant uncertainty exists in the software industry concerning the potential effects associated with such problems.

  Legato has conducted Year 2000 compliance reviews for current versions of Legato's products. The reviews include:

  .  Assessment;

  .  Implementation;

  .  Validation testing; and

  .  Contingency planning.

  Legato responds to customer concerns about its products on a case-by-case basis. Although Legato believes its software products are Year 2000 compliant, Legato's software products may not contain all the necessary software routines and programs for the accurate calculation, display, storage and manipulation of data involving dates. Failure of Legato's software products to contain all the necessary software routines and programs for the accurate calculation, display, storage and manipulation of data involving dates would seriously harm Legato's business, operating results and financial condition.

  Legato has tested software obtained from third parties that is incorporated into Legato's products, and seeks assurances from vendors that licensed software is Year 2000 compliant. Despite such testing and assurances, products incorporated into Legato's products may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in Legato's products may result in:

  .  Delay or loss of revenue;

  .  Diversion of development resources;

  .  Damage to Legato's reputation; or

  .  Increased service and warranty costs.

  The occurrence of any of the foregoing would seriously harm Legato's business, operating results, or financial condition.

  Legato does not currently have any information concerning the Year 2000 compliance status of its customers. If its current or future customers fail to achieve Year 2000 compliance or if they divert technology expenditures to address Year 2000 compliance problems, Legato's business, results of operations, or financial condition could be seriously harmed.

  Legato believes the software and hardware it uses internally complies with Year 2000 requirements. During 1998, Legato replaced or upgraded much of its internal use hardware and software. In addition, Legato is not aware of any material operational issues or costs associated with preparing its internal use software and hardware for the Year 2000. However, serious, unanticipated negative consequences, including material costs caused by undetected errors or defects in the technology used in its internal systems, may occur. The occurrence of any of the foregoing would seriously harm Legato's business, operating results or financial condition.

  Legato has funded its Year 2000 compliance review from operating cash flows and has not separately accounted for these costs in the past. Legato may incur additional amounts related to monitoring Year 2000 compliance review including outside contractors to provide technical advice and technical support for its products, product engineering, and customer satisfaction.

  Legato has developed contingency plans to be implemented as part of its efforts to identify and correct Year 2000 problems. Depending on the systems affected, these plans could include:

  .  Accelerated replacement of affected equipment or software;

  .  Short to medium-term use of backup equipment and software;

  . Increased work hours for company personnel or use of contract personnel to correct, possibly on an accelerated schedule, any Year 2000 problems that arise or to provide manual workarounds for information systems; and

  .  Other similar approaches.

If Legato is required to implement any of these contingency plans, it would seriously harm Legato's business, financial condition and results of operations. Legato's ability to achieve Year 2000 compliance, and the level of incremental costs associated therewith, could be adversely impacted by, among other things:

  .  The availability and cost of programming and testing resources;

  .  Vendors' ability to modify proprietary software; and

  .  Unanticipated problems identified in the ongoing compliance review.

For a similar Ontrack discussion of Year 2000 issues, see "Ontrack Management's Discussion and Analysis of Financial Condition and Results of Operation--Year 2000 Compliance" on page 95.

 Legato's and Ontrack's Trading Prices Are Volatile

  The market price of Legato's and Ontrack's common stock may decrease significantly. A number of factors could significantly affect the market price of each company's common stock including:

  . Quarterly fluctuations in financial results or results of other software companies;

  . Changes in each company's revenue growth rates or competitors' growth rates;

  . Announcements that each company's revenue or income are below analysts' expectations;

  . Changes in analysts' estimates of Legato's or Ontrack's performance or industry performance;

  . Announcements of new products by either company's competitors or by either company;

  . Developments with respect to Legato's or Ontrack's patents, copyrights, or proprietary rights or those of either company's competitors;

  .  Sales of large blocks of Legato's or Ontrack's common stock;

  .  Conditions in the financial markets in general;

  . General business conditions and trends in the distributed computing environment and software industry;

  . Deferred purchases of Legato's or Ontrack's products as a result of customers needs to expend available resources to become Year 2000 compliant;

  . Costs and resources required to address potential Year 2000 problems relating to Legato's or Ontrack's products or either company's internal use software and hardware; and

  .  Changes in prices of Legato's or Ontrack's products.

  In addition, the stock market may experience extreme price and volume fluctuations, which may affect the market price for the securities of technology companies without regard to their operating performance or any of the factors listed above. These broad market fluctuations may seriously harm the market price of Legato's or Ontrack's common stock. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of such company's securities. Such litigation may occur in the future with respect to the combined company and could result in substantial costs and diversion of management's attention and resources, which could seriously harm the Legato's or Ontrack's business, financial condition and results of operations.

                     MARKET PRICE AND DIVIDEND INFORMATION

Legato Market Price Data

  Legato's common stock is traded on the Nasdaq National Market under the symbol "LGTO." The following table sets forth the range of high and low closing sales prices reported on the Nasdaq National Market for Legato common stock for the periods indicated, adjusted to reflect the two-for-one stock splits effected on July 5, 1996, April 17, 1998 and August 13, 1999.

                                                                 HIGH    LOW
                                                               -------- ------
   1996
   Quarter Ended March 31, 1996............................... $   5.38 $ 2.91
   Quarter Ended June 30, 1996................................     6.88   4.38
   Quarter Ended September 30, 1996...........................    12.00   4.57
   Quarter Ended December 31, 1996............................    11.75   6.69
   1997
   Quarter Ended March 31, 1997............................... $   8.22 $ 4.04
   Quarter Ended June 30, 1997................................     6.22   2.75
   Quarter Ended September 30, 1997...........................     8.94   4.35
   Quarter Ended December 31, 1997............................    11.66   8.07
   1998
   Quarter Ended March 31, 1998............................... $  14.97 $10.03
   Quarter Ended June 30, 1998................................    19.75  12.88
   Quarter Ended September 30, 1998...........................    27.38  17.57
   Quarter Ended December 31, 1998............................    32.97  15.13
   1999
   Quarter Ended March 31, 1999............................... $  32.75 $20.75
   Quarter Ended June 30, 1999................................    29.75 $15.25
   Quarter Ended September 30, 1999...........................    49.13  28.31
   Quarter Ending December 31, 1999 (Through December 20,
    1999).....................................................  73.4375  41.09

Ontrack Market Price Data

  Ontrack's common stock is traded on the Nasdaq National Market under the symbol "ONDI." The following table sets forth the range of high and low closing sales prices reported on the Nasdaq National Market for Ontrack common stock for the periods since the initial public stock offering on October 22, 1996 as indicated:

                                                                 HIGH    LOW
                                                                ------- ------
   1996
   Quarter Ended December 31, 1996 (From October 22, 1996)..... $ 15.13 $10.88
   1997
   Quarter Ended March 31, 1997................................ $ 19.63 $13.13
   Quarter Ended June 30, 1997.................................   23.00  14.13
   Quarter Ended September 30, 1997............................   25.50  17.25
   Quarter Ended December 31, 1997.............................   27.75  18.50
   1998
   Quarter Ended March 31, 1998................................ $ 24.38 $14.25
   Quarter Ended June 30, 1998.................................   18.25  11.94
   Quarter Ended September 30, 1998............................   14.00   6.63
   Quarter Ended December 31, 1998.............................    9.63   6.38
   1999
   Quarter Ended March 31, 1999................................ $  6.50 $ 3.81
   Quarter Ended June 30, 1999.................................    4.94   3.56
   Quarter Ended September 30, 1999............................    5.94   4.13
   Quarter Ending December 31, 1999 (Through December 20,
    1999)......................................................  12.375   5.13

Dividend Information

  Neither Legato nor Ontrack has ever paid any cash dividends on its stock, and both anticipate that for the foreseeable future they will continue to retain any earnings for use in the operation of their respective businesses.

Recent Closing Prices

  The following table sets forth (1) the closing prices per share of Legato common stock and Ontrack common stock on the Nasdaq National Market on November 18, 1999, the last trading day before announcement of the proposed merger, and on December 20, 1999, the latest practicable trading day before the printing of this proxy statement/prospectus, and (2) the equivalent per share prices for Ontrack common stock based on the corresponding Legato common stock prices and an assumed exchange rate of 0.1491 shares of Legato common stock plus two dollars ($2.00) for each share of Ontrack common stock:

                                                                       Ontrack
                                               Legato      Ontrack    Equivalent
                                            Common Stock Common Stock Per Share
                                               Price        Price       Price
                                            ------------ ------------ ----------
November 18, 1999..........................     $75.9375      $ 9.125   $13.3223
December 20, 1999..........................     $73.4375      $12.375   $12.9495

  Since the market price of Legato common stock is subject to fluctuation, the market value of the shares of Legato common stock that holders of Ontrack common stock will receive in the merger may increase or decrease prior to and following the merger.

  You are urged to obtain current market quotations for Legato common stock and Ontrack common stock. Legato and Ontrack cannot give you any assurances as to the future prices or markets for Legato common stock or Ontrack common stock.

Number Of Shareholders

  As of December 15, 1999, the record date, there were 93 shareholders of record who held shares of Ontrack common stock (although Ontrack has been informed that there are in excess of 2,600 beneficial owners), as shown on the records of Ontrack's transfer agent for such shares.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

  The following selected historical financial information of Legato as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 has been derived from audited historical consolidated financial statements and should be read in conjunction with such financial statements and the notes incorporated herein by reference. Historical operating information for periods prior to January 1, 1996 and balance sheet data prior to December 31, 1997, for Legato, are derived from financial statements not incorporated herein by reference. The selected historical financial information of Ontrack as of and for the three years ended December 31, 1998 has been derived from the audited financial statements of Ontrack included elsewhere in this document. The selected historical financial information of Ontrack as of and for the two years ended December 31, 1995 has been derived from audited financial statements of Ontrack not included in this document. The selected historical financial information of Ontrack as of and for the nine months ended September 30, 1999 and 1998 has been derived from unaudited financial statements of Ontrack, which are included elsewhere in this document. The results for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the entire year. The selected pro forma combined financial information of Legato and Ontrack is derived from the unaudited pro forma combined condensed consolidated financial statements and should be read in conjunction with such pro forma statements and notes thereto included elsewhere in this proxy statement/prospectus. For further information regarding the pro forma combined operating results of the two companies, see "Unaudited Pro Forma Combined Condensed Consolidated Financial Statements" on page 71.

  The pro forma financial information does not purport to represent what Legato's financial position or results of operations would actually have been had the merger occurred at the beginning of the earliest period presented or to project Legato's financial position or results of operations for any future date or period. In addition, it does not incorporate any benefits from cost savings or synergies of operations of the combined company.

                       SELECTED HISTORICAL FINANCIAL DATA

                              LEGATO SYSTEMS, INC.

                    (in thousands, except per share amounts)

                                                                    Nine Months Ended
                                   Year Ended December 31,            September 30,
                          ----------------------------------------- -----------------
                           1994    1995    1996     1997     1998     1998     1999
                          ------- ------- ------- -------- -------- -------- --------
                                                                       (unaudited)
Consolidated Statement
 of Operations Data:
Revenues................  $28,357 $49,066 $88,920 $118,499 $167,907 $118,135 $186,047
Gross profit............   20,756  36,591  70,457   97,812  143,114  100,101  163,704
Income from operations..      831   7,288  15,747   21,589   27,815   17,595   26,736
Net income..............      967   8,628  10,814   15,066   19,869   12,786   16,072
Basic earnings per
 share..................  $  0.06 $  0.21 $  0.16 $   0.21 $   0.26 $   0.17 $   0.19
Shares used in basic
 earnings per share
 calculations...........   15,900  41,100  68,565   72,849   76,762   76,319   81,353
Diluted earnings per
 share..................  $  0.02 $  0.14 $  0.14 $   0.19 $   0.24 $   0.16 $   0.18
Shares used in diluted
 earnings per share
 calculations...........   47,844  63,246  78,215   78,886   83,074   82,465   87,802

                                  Year Ended December 31,            September 30,
                          ------------------------------------------ -------------
                           1994    1995      1996    1997     1998       1999
                          ------  -------  -------- ------- -------- -------------
                                                                      (unaudited)
Consolidated Balance
 Sheet Data:
Cash, cash equivalents
 and investments........  $7,227  $53,805  $ 76,945 $87,433 $125,972   $144,724
Working capital.........   6,085   41,156    71,427  87,848  119,717    171,604
Total assets............  13,984   69,946   111,704 141,908  207,747    413,071
Retained earnings
 (accumulated deficit)..  (9,701)  (1,073)    9,741  23,495   43,364     59,436
Total stockholders'
 equity.................   7,378   56,229    90,813 114,737  158,529    334,132

                       SELECTED HISTORICAL FINANCIAL DATA

                        ONTRACK DATA INTERNATIONAL, INC.

                    (in thousands, except per share amounts)

                                                                   Nine Months
                                                                      Ended
                                 Year Ended December 31,          September 30,
                         --------------------------------------- ---------------
                          1994    1995    1996    1997    1998    1998    1999
                         ------- ------- ------- ------- ------- ------- -------
                                                                   (Unaudited)
Consolidated Statement
 of Income Data:
Revenues................ $11,734 $17,145 $26,763 $35,249 $35,841 $27,044 $29,522
Gross margin............   9,468  14,079  22,241  29,491  28,512  21,759  22,319
Operating income........   1,548   3,465   4,632   7,400   5,981   5,183   4,515
Net income..............   1,505   2,205   3,124   5,656   5,198   4,354   3,565
Net income per share--
 basic.................. $  0.25 $  0.37 $  0.46 $  0.58 $  0.53 $  0.44 $  0.36
Weighted average shares
 used in per share
 calculations--basic....   6,000   6,000   6,791   9,816   9,860   9,919   9,774
Net income per share--
 diluted................ $  0.19 $  0.28 $  0.38 $  0.56 $  0.52 $  0.43 $  0.36
Weighted average shares
 used in per share
 calculations--diluted..   7,794   7,794   8,219  10,105  10,020  10,072   9,810

                                       December 31,
                          ---------------------------------------- September 30,
                           1994     1995    1996    1997    1998       1999
                          -------  ------  ------- ------- ------- -------------
                                                                    (Unaudited)
Consolidated Balance
 Sheet Data:
Cash, cash equivalents
 and short term
 marketable securities..  $ 2,024  $2,028  $22,684 $32,176 $33,596    $27,135
Working capital.........    2,090   2,896   22,198  31,745  35,914     29,481
Total assets............    4,521   6,861   36,635  45,125  46,449     53,202
Convertible redeemable
 preferred stock........    4,924   5,231        0       0       0          0
Retained earnings
 (accumulated deficit)..   (2,070)   (217)   2,676   8,332  13,530     17,095
Total stockholders'
 equity (deficit).......   (1,973)   (123)  32,406  39,331  42,780     47,494

                               LEGATO AND ONTRACK

         UNAUDITED SELECTED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

                    (in thousands, except per share amounts)

                                             Year ended     Nine months ended
                                          December 31, 1998 September 30, 1999
                                          ----------------- ------------------
Pro Forma Combined Condensed Statements
 of Operations Data:
Revenues.................................     $232,251           $225,408
Gross profit.............................      198,374            194,880
Income (loss) from operations............      (34,159)             1,139
Net income (loss)........................      (25,299)               732
Basic earnings (loss) per share..........        (0.31)              0.01
Shares used in basic earnings (loss) per
 share calculations......................       81,218             84,509
Diluted earnings (loss) per share........        (0.31)              0.01
Shares used in diluted earnings (loss)
 per share calculations..................       81,218             90,958
                                                                  As of
                                                              September 30,
                                                                   1999
                                                            ------------------
Pro Forma Combined Condensed Balance
 Sheet Data:
Cash, cash equivalents and investments...                        $155,441
Working capital(1).......................                         176,792
Total assets.............................                         560,514
Retained earnings........................                          55,067
Total stockholders' equity...............                         451,369

--------
(1) Net of estimated expenses of $4.1 million expected to be incurred by the combined company in connection with direct costs associated with the Merger.

                           COMPARATIVE PER SHARE DATA

  The following table sets forth certain historical per share data of Legato and Ontrack and combined per share data on an unaudited pro forma and equivalent pro forma basis, based on the assumption that the merger occurred at the beginning of the earliest period presented and was accounted for as a purchase business combination. The pro forma combined per share data gives effect to the merger at the assumed exchange ratio and is based on the number of shares of Ontrack common stock and options to purchase shares of Ontrack common stock outstanding as of September 30, 1999. The pro forma combined per share data does not purport to represent what Legato's financial position or results of operations would actually have been had the merger occurred at the beginning of the earliest period presented or to project Legato's financial position or results of operations for any future date or period. This data should be read in conjunction with the pro forma combined condensed financial statements included elsewhere herein and the separate historical financial statements and notes thereto of Legato incorporated herein by reference and Ontrack included elsewhere herein. Neither Legato nor Ontrack declared any cash dividends during the periods presented.

                                                                    Nine Months
                                                                       Ended
                                                        Year Ended   September
                                                       December 31,     30,
                                                       ------------ -----------
                                                           1998     1998  1999
                                                       ------------ ----- -----
HISTORICAL -- LEGATO
Basic earnings per share..............................    $0.26     $0.17 $0.19
Diluted earnings per share............................    $0.24     $0.16 $0.18
Book value per share(1)...............................    $1.92     $1.85 $3.93

                                                                    Nine Months
                                                                       Ended
                                                        Year Ended   September
                                                       December 31,     30,
                                                       ------------ -----------
                                                           1998     1998  1999
                                                       ------------ ----- -----
HISTORICAL -- ONTRACK
Net income per share -- basic.........................    $0.53     $0.44 $0.36
Net income per share -- diluted.......................    $0.52     $0.43 $0.36
Book value per share(1)...............................    $4.41     $4.32 $4.77

                                               Year Ended     Nine Months Ended
                                            December 31, 1998 September 30, 1999
                                            ----------------- ------------------
PRO FORMA COMBINED PER LEGATO SHARE
Basic earnings (loss) per share............      $(0.31)            $0.01
Diluted earnings (loss) per share..........      $(0.31)            $0.01
Book value per share(1)....................      $ 4.42             $5.21

                                               Year Ended     Nine Months Ended
                                            December 31, 1998 September 30, 1999
                                            ----------------- ------------------
PRO FORMA COMBINED PER ONTRACK SHARE
Basic loss per share(2)....................      $(0.05)            $0.00
Diluted loss per share(2)..................      $(0.05)            $0.00
Book value per share(1)....................      $ 0.67             $0.78

--------
(1) Historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of the period.
(2) The pro forma combined per Ontrack share amounts are calculated by multiplying the pro forma combined per Legato share amounts by the exchange ratio of 0.1491 shares of Legato common stock for each share of Ontrack common stock.

                  THE SPECIAL MEETING OF ONTRACK SHAREHOLDERS

Date, Time and Place of the Ontrack Shareholder Meeting

  The meeting of Ontrack shareholders to approve the reorganization agreement and the merger will be held on January 31, 2000 at 10:00 a.m., local time, at ONTRACK Data International, Inc., 9023 Columbine Road, Eden Prairie, MN 55347.

Record Date and Shares Entitled to Vote

  Only holders of record of Ontrack common stock at the close of business on the record date of the merger are entitled to notice of and to vote at the Ontrack shareholder meeting. The record date has been set at December 15, 1999. As of the close of business on the record date, there were 10,004,944 shares of Ontrack common stock outstanding and entitled to vote, held of record by 93 shareholders. Ontrack has been informed, however, that there are in excess of 2,600 beneficial owners of Ontrack common stock. A majority, or 5,002,473 of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business. You and each other Ontrack shareholder is entitled to one vote for each share of Ontrack common stock held as of the record date.

Voting of Proxies

  The Ontrack proxy accompanying this proxy statement/prospectus is solicited on behalf of the Ontrack board of directors for use at the Ontrack shareholder meeting. You are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Ontrack. All properly executed proxies received by Ontrack prior to the vote at the Ontrack shareholder meeting, and that are not revoked, will be voted at the Ontrack shareholder meeting in accordance with the instructions indicated on the proxies or, if no direction is indicated, to approve the reorganization agreement and the merger. Ontrack's board of directors does not presently intend to bring any other business before the Ontrack shareholder meeting and, so far as is known to the Ontrack board of directors, no other matters are to be brought before the Ontrack shareholder meeting. As to any business that may properly come before the Ontrack shareholder meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies. Unless you have given an irrevocable proxy pursuant to a voting and proxy agreement, you may revoke your proxy at any time before it is exercised at the Ontrack shareholder meeting by:

    1. Delivering to the secretary of Ontrack a written notice, bearing a date later than the date of the previous proxy, stating that the proxy is revoked,

    2. Signing and so delivering a proxy relating to the same shares and bearing a later date than the date of the previous proxy prior to the vote at the Ontrack shareholder meeting, or

    3. Attending the Ontrack shareholder meeting and voting in person.

Vote Required

  Approval of the reorganization agreement and the consummation of the merger by Ontrack's shareholders is required under Minnesota law. Such approval requires the affirmative vote of the holders of a majority of the shares of Ontrack common stock outstanding and entitled to vote. Michael W. Rogers and Gary S. Stevens, each of whom is a director and an executive officer of Ontrack, and their affiliates as a group, have entered into agreements and have delivered irrevocable proxies obligating them to vote in favor of the reorganization agreement and the merger. These agreements and proxies cover approximately 35% of the outstanding shares of Ontrack common stock as of the record date. Other directors and officers of Ontrack own an additional 17.1% of the outstanding shares of common stock so that all directors and officers own a total of 52.2% of all outstanding shares of Ontrack common stock. As of the record date for the merger and the date of this proxy statement/prospectus, Legato owns no shares of Ontrack common stock. See "The Merger and Related Transactions--Related Agreements--Voting and Proxy Agreements" on page 63.

Quorum; Abstentions and Broker Non-Votes

  The required quorum for the transaction of business at the Ontrack shareholder meeting is a majority of the shares of Ontrack common stock issued and outstanding on the record date. Abstentions will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. If a broker indicates on the proxy that it does not have discretionary authority to vote on the proposal, those shares will not be considered as present and entitled to vote. Because approval of the reorganization agreement and the consummation of the merger requires the affirmative vote of a majority of the outstanding shares of Ontrack common stock entitled to vote on the merger, abstentions and broker non-votes will have the same effect as votes against the reorganization agreement and the consummation of the merger. The actions proposed in this proxy statement/prospectus are not matters that can be voted on by brokers holding shares for beneficial owners without the owners' specific instructions. Accordingly, you are urged to return the enclosed proxy card marked to indicate your vote.

Procedure for Casting Your Vote if Your Shares are Held by Your Broker in Street Name

  Your broker will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker. If you do not provide your broker with voting instructions, your shares will not be voted at the Ontrack special meeting and it will have the same effect as voting against adoption of the reorganization agreement.

Solicitation of Proxies and Expenses

  Ontrack will bear the cost of soliciting of proxies from its shareholders, which is estimated to be $15,000. In addition to solicitation by mail, the directors, officers and employees of Ontrack may solicit proxies from you and other Ontrack shareholders by telephone, facsimile or in person. Following the original mailing of the proxies and other soliciting materials, Ontrack will request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Ontrack common stock and to request authority for the exercise of proxies. In such cases, Ontrack, upon the request of the record holders, will reimburse such holders for their reasonable expenses.

Ontrack Board Recommendation

  The Ontrack board of directors believes that the terms and conditions of the reorganization agreement and the merger are fair to, and in the best interests of, Ontrack and its shareholders. The Ontrack board of directors has unanimously approved the terms and conditions of the reorganization agreement and the merger and recommends that you and the other Ontrack shareholders vote for approval of the reorganization agreement and the consummation of the merger. In considering such recommendation, you should be aware that Legato has agreed to provide certain employment, severance and indemnification arrangements to certain Ontrack directors and officers. See "The Merger and Related Transactions--Interests of Certain Persons in the Merger" on page 62 and "--Indemnification and Insurance" on page 62.

  Representatives of Grant Thornton LLP, Ontrack's independent auditors, are expected to be present at the Ontrack shareholder meeting.

  For information regarding instructions for the exchange of Ontrack common stock share certificates, you should read the section entitled "Exchange of Certificates" on page 39. The matters to be considered at the Ontrack shareholder meeting are of great importance to you. Accordingly, you are urged to read and carefully consider the information presented in this proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

  You should NOT send any stock certificates with your proxy card.

                      THE MERGER AND RELATED TRANSACTIONS

General

  The reorganization agreement provides for the merger of Ontrack with and into a newly formed, wholly-owned subsidiary of Legato. After the merger, the Legato subsidiary will be the surviving corporation and will continue to be a wholly-owned subsidiary of Legato. The descriptions in this proxy statement/prospectus of the merger and the reorganization agreement are only summaries. The reorganization agreement, a copy of which is attached to this document as Appendix A and which is incorporated herein by reference, governs all of the terms and conditions of the merger. You are urged to read the reorganization agreement in its entirety.

Conversion of Shares

  At the time the merger is completed, each then outstanding share of Ontrack common stock will automatically be converted into the right to receive 0.1491 of a share of Legato common stock and two dollars ($2.00) in cash.

  No fractional shares of Legato common stock will be issued in the merger. Instead, Ontrack shareholders entitled to receive a fraction of a share of Legato common stock will receive from Legato an amount of cash, rounded to the nearest whole cent, equal to the per share market value of Legato common stock multiplied by the fraction of a share of Legato common stock to which the shareholder would otherwise be entitled. For the purposes of that calculation, the per share market value of Legato common stock will be based on the average closing price of a share of Legato common stock as reported on the Nasdaq National Market for the ten most recent days that Legato common stock was traded ending on the trading day immediately prior to the effective date of the merger. Based upon the capitalization of Ontrack and Legato as of November 30, 1999, the shareholders and optionholders of Ontrack will own, or have rights to own, approximately 2% of the Legato common stock outstanding immediately after the merger is completed, assuming the exercise of all Legato stock options to be received by Ontrack option holders.

Conversion of Options

  At the time the merger is completed, Legato will assume each then outstanding option granted under Ontrack's stock option plans. Each Ontrack option so assumed by Legato will continue to have, and be subject to, the same terms and conditions set forth in the Ontrack stock option plans immediately prior to completion of the merger, except that:

  . such Ontrack option will be exercisable for that number of whole shares of Legato common stock equal to the product of (a) the number of shares of Ontrack common stock that were issuable upon exercise of such option immediately prior to completion of the merger multiplied by (b) 0.1822, and rounded down to the nearest whole number of shares of Legato common stock, and

  . the per share exercise price for the shares of Legato common stock issuable upon exercise of such assumed option will be equal to the amount determined by dividing (a) the exercise price per share of Ontrack common stock at which such option was exercisable immediately prior to completion of the merger, by (b) 0.1822, rounded up to the nearest whole cent; and

  . if such Ontrack option provided for acceleration of vesting upon a change in control of Ontrack, then it will be fully vested on and after the effective date of the merger and shall be exercisable until the date 12 months following the later of (a) the effective date of the merger or
     (b) cessation of the optionee's service (if such optionee commenced service with Legato following the Closing); and

  . if such assumed Ontrack option is held by a director, former director or consultant to the directors of Ontrack, then it will be fully vested on and after the effective date of the merger and shall be exercisable until the date 12 months following the effective date of the merger; and

  . except as provided in the foregoing two clauses, no assumed Ontrack option will provide for an exercise period in excess of 12 months in the event of the cessation of the optionee's service; and

  . within five business days of completion of the merger, Legato will file a registration statement on Form S-8 with the Commission with respect to the shares of Legato common stock issuable upon exercise of the assumed Ontrack options.

  As of December 15, 1999, 1,455,783 shares of Ontrack common stock were subject to outstanding Ontrack options.

  Under the Ontrack 1996 Stock Incentive Plan, certain option agreements held by officers provide for full acceleration of vesting upon a change in control, including the transaction described herein. In addition, each such option agreement provides that the option is to remain outstanding through the end of its original 10-year term, unless the optionee commits misconduct under defined circumstances. As described above, any such options assumed by Legato will not provide for an exercise period in excess of 12 months in the event of the cessation of the optionee's service.

  Following completion of the merger, Legato will issue to each person who immediately prior to completion of the merger was a holder of an outstanding Ontrack option a document evidencing the assumption of such option by Legato. Such assumption will be automatic and no action will be required on the part of the option holder to convert such holder's Ontrack option into an option to purchase shares of Legato common stock.

Exchange of Certificates

  Promptly after completion of the merger, a letter of transmittal and instructions will be mailed to you for use in exchanging your Ontrack common stock certificate(s) for Legato common stock certificate(s). Once you surrender to the exchange agent, Harris Trust & Savings Bank, or another agent or agents as may be appointed by Legato:

    1) your Ontrack common stock certificate(s) for cancellation, and

    2) a letter of transmittal duly completed and validly executed in accordance with its instructions,

you will be entitled to receive in exchange therefor a certificate representing the number of whole shares of Legato common stock, payment of the cash consideration of two dollars ($2.00) per share of Ontrack common stock and payment in lieu of fractional shares that you have the right to receive pursuant to the reorganization agreement. The certificate so surrendered will then be canceled.

  Immediately after completion of the merger, each outstanding Ontrack common stock certificate will be deemed for all corporate purposes, other than the payment of dividends, to evidence:

  . the ownership of the number of full shares of Legato common stock into which the shares of Ontrack common stock shall have been so converted as a result of the merger;

  . the right to receive two dollars ($2.00) per share of Ontrack common stock; and

  . the right to receive an amount in cash in lieu of the issuance of any fractional shares.

  No dividends or other distributions paid to holders of Legato common stock with a record date after the date the merger is completed will be paid to you as a result of any unsurrendered Ontrack common stock certificate until you surrender the Ontrack certificate. Subject to applicable law, following your surrender of any Ontrack common stock certificate, you will be paid without interest, at the time of the surrender, the amount of any such dividends or other distributions, with a record date after the merger is completed payable up to that point with respect to the shares of Legato common stock.

  If you want any certificate for shares of Legato common stock to be issued in a name other than that in which the Ontrack common stock certificate surrendered in exchange therefor is registered, the certificate must be properly endorsed and otherwise in proper form for transfer. In addition, you must:

  . pay Legato or any agent designated by it any transfer or other taxes required because of the issuance of a certificate for shares of Legato common stock in any name other than that of the registered holder of the Ontrack common stock certificate surrendered, or

  . establish to the satisfaction of Legato or any agent designated by it that such tax has been paid or is not payable.

  You should not submit your Ontrack common stock certificate(s) for exchange until you have received the letter of transmittal and instructions referred to above.

Background of the Merger

  In early September 1998, Michael W. Rogers, President and CEO of Ontrack, reviewed Ontrack's competitive situation and analyzed complementary solutions to those offered by Ontrack. As a result of this analysis, Mr. Rogers identified Legato as a company that offered products which would be very complementary to Ontrack.

  Mr. Rogers subsequently contacted Hugh Hoffman from U.S. Bancorp Piper Jaffray, Ontrack's financial advisor, to assist Ontrack in contacting Legato regarding a potential strategic relationship.

  In September 1998, Mr. Hoffman contacted James Chappell, Vice President, Business Development of Legato, regarding Legato's potential interest in a strategic relationship with Ontrack, up to and including an acquisition. On September 29, 1998 Mr. Hoffman and Mr. Rogers met with Louis C. Cole, Chairman, President and Chief Executive Officer of Legato, Mr. Chappell and Gary Archer, Technical Director, Business Development of Legato, to discuss the level of Legato's interest in pursuing a relationship with Ontrack.

  In September and October 1998, Ontrack and Legato signed non-disclosure agreements.

  In November 1998, Messrs. Chappell and Archer visited Ontrack's facility in Eden Prairie, Minnesota and met with Messrs. Rogers and Hoffman, Gary S. Stevens, Senior Vice President, Engineering of Ontrack, and certain members of Ontrack's product management group. At the meeting the parties reviewed Ontrack's technology and the potential strategic fit between the two companies.

  In early December 1998, Legato management determined not to proceed with an acquisition of Ontrack at that time. Instead, Legato chose to work with Ontrack on specific customer opportunities where users of Legato's technology required Ontrack's data recovery services. On December 14, 1998, Mr. Chappell notified Mr. Rogers of Legato's decision to pursue only strategic partnering opportunities with Ontrack, rather than a business combination between the two companies, and provided Mr. Rogers with the contact information for Darlene Davis, Director, Strategic Alliances for Legato. Over the next several months representatives of each company talked at intermittent times regarding possible partnering opportunities and an informal reference-selling relationship was established between the companies. In this relationship, each company would send sales/service opportunities to the other as appropriate to enable customer choice for the services each company offered.

  In late August 1999, Legato referred Ontrack to a Legato customer that had a need for data recovery services. This referral renewed Legato's interest in combining with Ontrack so that Legato could offer Ontrack's data recovery services as part of Legato's products and services. On August 25, 1999, Mr. Chappell called Mr. Rogers to discuss the current status of Ontrack's business.

  On September 3, 1999, Messrs. Cole and Chappell met with Messrs. Rogers, John
M. Bujan, Vice President, General Counsel and Secretary of Ontrack, and
Thomas P. Skiba, Vice President and Chief Financial Officer of Ontrack, in Eden Prairie, Minnesota. At the meeting the parties discussed the complementary nature of their respective products and services and potential synergies that might be realized between the two companies as a result of a business combination.

  At Legato's regularly scheduled board of directors meeting on September 24, 1999, Mr. Chappell presented a report to the Legato board of directors regarding the discussion to date with Ontrack representatives and Legato's potential interest in a business combination. The board of directors recommended that Legato's representatives gather additional information regarding Ontrack's business and technology and its potential fit with Legato.

  On September 27, 1999, Messrs. Chappell and Archer and Howard Alt, Business Line Manager for Legato, met with Messrs. Rogers, Stevens, Bujan and Skiba at Ontrack's facility in Eden Prairie, Minnesota to review Ontrack's technology. Representatives from U.S. Bancorp Piper Jaffray and from Bear, Stearns & Co. Inc., Legato's financial advisor, were also present at the meeting.

  On October 4, 1999 Messrs. Rogers, Skiba, Bujan and Hoffman met with Messrs. Cole, Chappell, Archer, Mr. Stephen C. Wise, Chief Financial Officer of Legato, Robert Brown, Controller of Legato, and Messrs. Edward Rimland, William Hsieh, Zachary Abrams and Nhi Huynh of Bear, Stearns & Co., in Palo Alto, California and discussed preliminary terms, operating issues, potential business opportunities, strategic fit and preliminary valuation ranges for a possible business combination between the two companies. During the next several days, representatives of Legato worked with representatives of Bear Stearns to formulate the structural terms of a potential merger of the two companies.

  Prior to this meeting, Ontrack retained U.S. Bancorp Piper Jaffray to act as its financial advisor regarding a potential business combination between Ontrack and Legato. In addition, U.S. Bancorp Piper Jaffray contacted other possible merger candidates on behalf of Ontrack. During this process, U.S. Bancorp Piper Jaffray had discussions with these companies following which U.S. Bancorp Piper Jaffray indicated to senior management of Ontrack that none of these companies had a continuing interest in pursuing a transaction with Ontrack.

  On October 13, 1999, Mr. Cole spoke with Mr. Rogers regarding the terms by which a merger of the two companies might be accomplished, subject to comprehensive investigation by Legato of Ontrack's business, the preparation and negotiation of a definitive reorganization agreement and approval of each company's board of directors of such reorganization agreement following presentations concerning each party's due diligence investigation of the other party. During the next several days, Legato and its financial advisor, Bear Stearns, discussed various elements of the Legato proposal with their counterparts at Ontrack and U.S. Bancorp Piper Jaffray.

  On October 22, 1999, Legato delivered to Ontrack an outline of discussion points regarding a potential transaction.

  On October 25, 1999, the Ontrack board of directors met for a regular quarterly meeting. In connection with this meeting, the board considered the discussion points received from Legato and authorized Mr. Rogers to continue discussions with Legato. Ontrack's legal counsel made a presentation to the directors regarding their fiduciary duties. Representatives of U.S. Bancorp Piper Jaffray also discussed various aspects of a potential transaction.

  On October 29, 1999, the parties executed a mutual non-disclosure agreement to protect the confidentiality of any information exchanged between the parties during the negotiation of the reorganization agreement and to provide for a period until November 20, 1999 during which Ontrack would not solicit or entertain any competitive bids from other parties. On November 2, 1999, Legato's outside law firm, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP delivered drafts of the merger documents to Ontrack and its outside legal counsel. From November 2 through November 18, 1999, representatives of the two companies and their respective legal and financial advisors met to conduct due diligence and negotiate the definitive documentation providing for the merger.

  On November 2, 1999, Mr. Skiba of Ontrack and Mr. Hoffman visited with Mr. Wise at Legato in Palo Alto, California, to discuss various business and financial aspects of Legato.

  On November 9, 1999, Mr. Archer and Mr. Randall Johnson, Senior Technical Strategist of Legato, came to Ontrack in Minnesota and met with Mr. Stevens and Ontrack's technical managers for additional due diligence.

  On November 16, 1999, the Legato board of directors held a special meeting to consider the proposed reorganization agreement and the merger. Bear Stearns made a presentation to the board and delivered its verbal opinion that the consideration proposed for the merger was fair to the Legato stockholders from a financial point of view. Bear Stearns' oral opinion was later confirmed in writing. Following these events, the Legato board of directors determined that the proposed merger was in the best interest of Legato and its stockholders, approved the reorganization agreement and the merger and authorized the officers of Legato to enter into the reorganization agreement and related transactions.

  On November 17, 1999, the Ontrack board of directors held a special meeting to review the status of the negotiations, proposed merger documents and due diligence. Counsel for Ontrack reviewed with the Ontrack board of directors the structure and the terms and conditions of the proposed reorganization agreement and other transaction documents as well as various legal matters. U.S. Bancorp Piper Jaffray gave the Ontrack board of directors a preliminary evaluation of the proposed transaction from a financial point of view. A detailed discussion of the board followed U.S. Bancorp Piper Jaffray's presentation. The board of directors also discussed the strategic rationale for the merger.

  On November 18, 1999, the Ontrack board of directors held a special meeting to consider the reorganization agreement and the merger. U.S. Bancorp Piper Jaffray delivered its verbal opinion that the share exchange ratio and other consideration proposed for the merger is fair to the holders of Ontrack common stock from a financial point of view. Their opinion was later confirmed in writing. The written opinion of U.S. Bancorp Piper Jaffray is set forth in full as Appendix B to this document. Following these events, the Ontrack board of directors unanimously approved the reorganization agreement and the merger.

  On November 18, 1999, after the Nasdaq National Market closed, representatives of Legato and Ontrack executed the reorganization agreement and the appropriate stockholders executed the voting and proxy agreements and the employment agreements. At approximately the same time, Legato issued a new release announcing the signing of the definitive agreement to acquire Ontrack.

  At various times during the negotiations, the management of Ontrack consulted with its legal counsel and U.S. Bancorp Piper Jaffray. Although U.S. Bancorp Piper Jaffray was not directly involved in the negotiations of the consideration to be received by Ontrack shareholders, its advice as to the financial aspects of the transaction and its input on financial due diligence and related matters provided guidance to the Ontrack board of directors and management in their direct negotiations with the management of Legato.

Reasons for the Merger

  Certain statements made in the following paragraphs regarding the potential benefits that could result from the merger are forward-looking statements based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. The anticipated potential benefits of the merger may not be realized. Such risks and uncertainties are set forth under "Risk Factors" beginning on page 13 and elsewhere in this proxy statement/prospectus.

  Joint Reasons for the Merger

  In reaching their decisions to approve the reorganization agreement, the merger, and the transactions contemplated by the reorganization agreement, each of the Legato board of directors and the Ontrack board of directors consulted with their respective management teams and advisors and independently considered the proposed reorganization agreement and the related transactions. Based on their respective reviews of the proposed transaction and the business and operations of the other party, the Legato board of directors and the Ontrack board of directors each approved the reorganization agreement and the merger. Each board concluded that:

  . The goals and philosophies of the companies are compatible and consistent;

  .  The products of the companies are complementary;

  . Legato and Ontrack have the potential to offer customers a more comprehensive data protection solution than either could offer independently;

  . The merger would be positively received by customers of each company, because the combined company's products could potentially address a broader range of customer needs;

  . The companies' respective stockholders would benefit by the enhanced ability of the combined company to compete in the rapidly evolving and consolidating software industry; and

  . The companies' respective stockholders could participate in the potential for growth of the combined company following the merger.

  Legato Board of Directors Recommendation; Legato's Reasons for the Merger

  The Legato board of directors has approved the reorganization agreement and the merger and has identified several potential benefits of the merger to Legato. In addition to the anticipated joint benefits described above, the Legato board of directors believes that additional benefits of the merger to Legato include:

  . The expanded ability to deliver enterprise storage management solutions through the addition of Ontrack consulting and research and development expertise;

  . The extension of important elements of Legato's enterprise storage management architecture by enhancing the accessibility of client/server data and the availability of server resources; and

  . The ability to offer the Ontrack installed customer base the increased benefits of the Legato global support services, integrated technology strength and a single vendor solution for enterprise storage management.

  Ontrack Board of Directors Recommendation; Ontrack's Reasons for the Merger

  The Ontrack board of directors has unanimously approved the reorganization agreement, has determined that the merger is fair to, and in the best interests of, Ontrack and its shareholders, and recommends that holders of shares of Ontrack common stock vote FOR approval and adoption of the reorganization agreement and the merger.

  The Ontrack board of director's decision to approve the reorganization agreement and the merger was based in significant part upon its assessment of the strategic benefits of the merger and that the consideration to be received by Ontrack's shareholders in the transaction was fair from a financial point of view. The Ontrack board of directors viewed Legato as a well-managed company with very high quality products. The Ontrack board of directors also viewed Legato and Ontrack as having similar corporate cultures, customers, competitors and sales focuses. Strategic benefits of the merger that Ontrack believes will contribute to the success of the combined entity include:

  . The opportunity to benefit from Legato's greater size and financial strength;

  . The opportunity for improved revenue prospects with the addition of new customers and the ability to obtain greater revenue from existing customers; and

  . The opportunity to maintain and enhance strategic relations with systems management software vendors and with hardware and software original equipment manufacturers.

  Ontrack further evaluated the merits of Legato common stock and concluded that shares of Legato common stock:

  . Have appreciation potential in the long term and the increased market capitalization of Legato common stock as compared to that of Ontrack's common stock;

  . Represent a more liquid investment than Ontrack common stock and provide greater market capitalization as compared to that of Ontrack's common stock; and

  .  Are followed by a much greater number of stock analysts.

  In the course of its deliberations, the Ontrack board of directors reviewed with Ontrack's management a number of other factors relevant to the merger including:

  . The likelihood of realizing superior benefits through alternative business strategies, including remaining an independent company and continuing to execute on its existing business plan;

  . Historical information concerning Legato's business, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and last three fiscal quarters filed with the Securities and Exchange Commission;

  . Ontrack management's view of the financial condition, results of operations and business of Legato before and after giving effect to the merger;

  . Current financial market conditions and historical market prices, volatility and trading information with respect to the Ontrack common stock and Legato common stock;

  . The board's view that the transaction structure, which included Legato common stock, could allow Ontrack shareholders to participate in the potential upside of the combined company, while providing Ontrack shareholders with a fixed amount of cash per share as well;

  . The share exchange ratio of Legato common stock and cash for Ontrack common stock and the relationship between the market value of Legato common stock to be issued in exchange for each share of Ontrack common stock and a comparison of comparable merger transactions;

  . The belief that the terms of the reorganization agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

  . The terms of the voting and proxy agreements under which holders of 35% of Ontrack's common stock had committed to vote in favor of the reorganization agreement;

  . Detailed financial analysis and other information with respect to the companies presented by U.S. Bancorp Piper Jaffray in presentations to the Ontrack board of directors, including U.S. Bancorp Piper Jaffray's opinion that the consideration to be received by Ontrack shareholders in the merger as of November 18, 1999 is fair to the holders of Ontrack common stock from a financial point of view;

  .  The expected tax treatment of the merger;

  .  The impact of the merger on Ontrack's customers and employees; and

  . Discussions with management and financial advisors as to the results of the due diligence investigation of Legato's business.

  Ontrack's board of directors believed that these factors, including the Ontrack board's review of the terms of the reorganization agreement, supported the board's recommendation of the merger when viewed with the risks and potential benefits of the merger.

  The Ontrack board of directors also considered risks arising in connection with the merger, including:

  . The potential disruption of Ontrack's business that might result from employee and customer uncertainty and lack of focus following announcement of the merger in connection with integrating the operations of Ontrack and Legato;

  .  The possibility that the merger might not be consummated;

  . The effects of the public announcement of the merger on Ontrack's sales and operating results, Ontrack's ability to attract and retain key management, marketing and technical personnel and the progress of certain of its development projects;

  . The risk that the announcement of the merger could result in decisions by customers to cancel or delay purchases of products of Ontrack or Legato;

  . The risk that Legato might fail to meet projected growth rates and analyst expectations and that Legato's stock price might decline substantially prior to the closing, thus reducing the value per share to be received by Ontrack's shareholders in the merger;

  . The risk associated with attempting to integrate Legato's products with Ontrack's products;

  . The risk that the other benefits sought to be achieved by the merger will not be achieved;

  . The risks associated with entering into a non-solicitation agreement with Legato regarding potential alternative transactions;

  . The risks associated with agreeing to a break-up fee of $5,000,000 payable to Legato if the merger is terminated by Legato following, among other possible events, the withdrawal or modification by the Ontrack board of directors of its recommendation of the reorganization agreement;

  . The risks associated with Messrs. Rogers and Stevens entering into the voting and proxy agreements and the potential effects on the ability to enter into and consummate other acquisition proposals; and

  .  Other risks described under the caption "Risk Factors" beginning on page
     13.

  In the view of the Ontrack board of directors, these considerations were not sufficient, either individually or in the aggregate, to outweigh the advantages of the proposed merger in the manner in which it was proposed. In addition, in the view of the Ontrack board of directors, the inclusion of the non-solicitation agreement, break-up fee and the voting and proxy agreements, together with the limited circumstances under which Ontrack could consider and negotiate other acquisition proposals, was consistent with the exercise of their fiduciary obligations under applicable law. These provisions were a condition to Legato's agreeing to enter into the proposed transaction.

  The foregoing discussion of the information and factors considered by the Ontrack board of directors is not intended to be exhaustive, but is believed to include all material factors considered by the Ontrack board of directors. In view of the wide variety of factors, both positive and negative, considered by the Ontrack board of directors, the Ontrack board of directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered or necessarily reach a conclusion as to these factors. Based on the totality of the information and factors considered, the Ontrack board of directors believed and continues to believe that the merger is in the best interests of Ontrack and its shareholders and continues to recommend approval and adoption of the reorganization agreement and the merger.

Operations Following the Merger

  Following the merger, Ontrack will continue its operations as a wholly-owned subsidiary of Legato. Upon consummation of the merger, the members of the surviving company's board of directors will be Louis C. Cole and Stephen C. Wise. The membership of the board of directors of Legato will remain unchanged as a result of the merger. See "Comparison of Rights of Stockholders of Legato and Shareholders of Merger Sub and Ontrack" on page 109.

Opinion of Financial Advisor

  Pursuant to an engagement letter dated September 28, 1999, and executed by Ontrack on October 4, 1999, Ontrack retained U.S. Bancorp Piper Jaffray Inc. ("U.S. Bancorp Piper Jaffray") to act as its exclusive financial advisor and, if requested, to render to the board of directors an opinion as to the fairness, from a financial point of view, of the consideration to be received by Ontrack shareholders in the merger (other than Legato and its affiliates). The merger and related transactions contemplated in the Reorganization Agreement are collectively referred to as the "transaction."

  U.S. Bancorp Piper Jaffray delivered to the board of directors of Ontrack on November 18, 1999 its opinion that as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below, the consideration as contemplated in the Reorganization Agreement proposed to be received by Ontrack shareholders (other than Legato and its affiliates) in the transaction was fair, from a financial point of view, to those shareholders. A copy of U.S. Bancorp Piper Jaffray's written opinion is attached to this proxy statement/prospectus as Appendix B and is incorporated into this proxy statement/prospectus by reference.

  While U.S. Bancorp Piper Jaffray rendered its opinion and provided certain analyses to Ontrack's board of directors, U.S. Bancorp Piper Jaffray was not requested to and did not make any recommendation to Ontrack's board of directors as to the specific form for the transaction or the amount of the consideration to be received by Ontrack shareholders in the transaction, which was determined through negotiations between senior management of Ontrack and Legato. U.S. Bancorp Piper Jaffray's written opinion, which was delivered for use and considered by Ontrack's board of directors, is directed only to the fairness, from a financial point of view, of the proposed consideration to be received by Ontrack shareholders in the transaction (other than Legato and its affiliates), does not address the value of a share of Ontrack common stock or Legato common stock, does not address Ontrack's underlying business decision to participate in the transaction and does not constitute a recommendation to any Ontrack shareholder as to how a shareholder should vote with respect to the transaction.

  In arriving at its opinion, U.S. Bancorp Piper Jaffray reviewed:

  . a draft of the Reorganization Agreement received by U.S. Bancorp Piper Jaffray on November 16, 1999;

  . publicly available financial, operating and business information related to Legato and Ontrack;

  . publicly available market and securities data of Legato, Ontrack and selected publicly traded companies deemed comparable to Legato and Ontrack;

  .  analyst reports relating to Legato and Ontrack;

  . to the extent publicly available, financial information relating to selected transactions in industries deemed comparable to those of Ontrack and Legato; and

  . internal financial information of Ontrack prepared for financial planning purposes and furnished by Ontrack management.

  In addition, U.S. Bancorp Piper Jaffray visited facilities of Legato and Ontrack and conducted discussions with members of senior management of both Legato and Ontrack concerning the financial condition, current operating results and business outlook of Legato, Ontrack and the combined company following the transaction.

  In delivering its opinion to the board of directors of Ontrack, U.S. Bancorp Piper Jaffray prepared and delivered to the Ontrack board of directors written materials containing various analyses and other information material to the opinion. The following is a summary of the analyses contained in those materials.

  Consideration

  Based on the consideration, as set forth in the reorganization agreement, of $2.00 in cash and 0.1491 of a share of Legato's common stock for each share of Ontrack's common stock, U.S. Bancorp Piper Jaffray calculated the aggregate implied value of the stock and cash consideration payable in the transaction for Ontrack, on a fully diluted basis, to be approximately $13.45 per share based on the closing price of Legato's common stock on November 17, 1999.

  Company Market Analysis

  U.S. Bancorp Piper Jaffray reviewed the stock trading history and published analyst estimate of Ontrack common stock. U.S. Bancorp Piper Jaffray presented the recent Ontrack common stock trading information contained in the following table:

      Closing price on November 17, 1999................................ $ 9.00
      30 trading day closing average....................................   6.83
      60 trading day closing average....................................   5.81
      90 trading day closing average....................................   5.49
      180 trading day closing average...................................   4.87
      52 week high trade................................................  10.00
      52 week low trade.................................................   3.38

  Comparable Public Company Analysis

  U.S. Bancorp Piper Jaffray compared financial information and valuation ratios relating to Ontrack to corresponding data and ratios from 90 publicly traded companies having primary and secondary SIC codes similar to Ontrack, including 7372 (Prepackaged Software), 7379 (Computer-Related Services), 7375 (Information Retrieval Services) or 7370 (Computer Programming and Data Processing), having market capitalizations of $50 million to $100 million, and having latest 12 months revenue of more than $10 million. In addition, U.S. Bancorp Piper Jaffray selected a focus group of ten publicly traded companies engaged primarily in the software and services universe and having market capitalizations of between $50 million and $4 billion for further comparison. These ten focus group companies consisted of Cambridge Technology, Computer Horizons, ILOG, Keane, Network Associates, Rogue Wave Software, Softworks, Sungard Data Systems, Symantec and Technology Solutions.

  The analysis of the 90 comparable publicly traded companies produced multiples of selected valuation data as follows:

                     COMPARABLE PUBLIC COMPANIES (GENERAL)

                                             Ontrack(1) Low  Mean  Median High
                                             ---------- ---- ----- ------ -----
Company value to latest 12 months
 revenue(2)................................      3.0x   0.1x  1.7x  1.1x   7.7x
Company value to estimated calendar 1999
 revenue(3)................................      2.7x   0.1x  1.3x  1.1x   3.8x
Company value to estimated calendar 2000
 revenue(3)................................      2.0x   0.1x  1.1x  1.0x   2.7x
Company value to latest 12 months operating
 income(2).................................     21.5x   0.8x 10.6x  9.1x  34.6x
Common stock value per share to latest 12
 months net income per share(2)(4).........     29.2x   7.3x 23.1x 20.0x  85.0x
Common stock value per share to estimated
 calendar 1999 net income per share(3)(4)..    25.4 x   8.2x 22.8x 18.5x  64.5x
Common stock value per share to estimated
 calendar 2000 net income per share(3)(4)..     18.7x   6.5x 17.1x 14.7x  54.8x

--------
(1) Based on the implied value of the consideration.
(2) Ontrack latest 12 months revenue, operating income and net income are as of September 30, 1999.
(3) Estimated revenue and net income for Ontrack are based on management estimates. Estimated net income for the comparable publicly traded companies are based on IBES estimates, and estimated revenues for comparable publicly traded companies are based on research analysts estimates.
(4) Net income for Ontrack excludes goodwill amortization expense.

  The analysis of the ten focus group companies produced multiples of selected valuation data as follows:

                   COMPARABLE PUBLIC COMPANIES (FOCUS GROUP)

                                           Ontrack(1)  Low  Mean  Median  High
                                           ---------- ----- ----- ------ ------
Company value to latest 12 months
 revenue(2)..............................      3.0x    0.6x  2.0x  1.7x    4.9x
Company value to estimated calendar 1999
 revenue(3)..............................      2.7x    0.6x  2.0x  1.6x    5.1x
Company value to estimated calendar 2000
 revenue(3)..............................      2.0x    0.4x  1.8x  1.6x    4.0x
Company value to latest 12 months
 operating income(2).....................     21.5x    8.9x 20.0x 10.4x   53.6x
Common stock value per share to latest 12
 months net income per share(2)(4).......     29.2x   15.2x 32.6x 19.3x  114.3x
Common stock value per share to estimated
 calendar 1999 net income per
 share(3)(4).............................    25.4 x   14.2x 30.2x 21.5x   89.2x
Common stock value per share to estimated
 calendar 2000 net income per
 share(3)(4).............................     18.7x    7.4x 26.0x 21.7x   51.9x

--------
(1) Based on the implied value of the consideration.
(2) Ontrack latest 12 months revenue, operating income and net income are as of September 30, 1999.
(3) Estimated revenue and net income for Ontrack are based on management estimates. Estimated net income for the comparable publicly traded companies are based on IBES estimates, and estimated revenues for comparable publicly traded companies are based on research analysts estimates.
(4) Net income for Ontrack excludes goodwill amortization expense.

  Merger and Acquisition Analysis

  U.S. Bancorp Piper Jaffray reviewed general merger and acquisition transactions selected by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

  . transactions that were announced between January 1, 1995 and November 17, 1999;

  . transactions in which the acquiring company purchased 100% of a public target;

  . transactions in which the target company had a business that was deemed by U.S. Bancorp Piper Jaffray to be similar to that of Ontrack;

  .  transactions with a value of $50 million to $200 million; and

  . transactions that do not include repurchases, minority interests or hostile transactions.

  This search yielded 39 merger and acquisition transactions. In addition, U.S. Bancorp Piper Jaffray selected a focus group of six merger and acquisition transactions for further comparison. The six focus group merger and acquisition transactions consisted of:

      ACQUIROR                                  TARGET
      --------                                  ------
      Equant NV                                 TechForce Corp.
      CompuWare Corp.                           VIASOFT Inc.
      Sterling Software Inc.                    Information Advantage Software
      Legato Systems Inc.                       Fulltime Software Inc.
      Symantec Corp.                            Quarterdeck Corp.
      Network Associates Inc.                   CyberMedia Inc.

  U.S. Bancorp Piper Jaffray compared the resulting multiples of selected valuation data of the 39 comparable merger and acquisition transactions to multiples for Ontrack derived from the implied value of the consideration payable in the transaction as follows:

                       COMPARABLE ACQUISITIONS (GENERAL)

                                           Ontrack(1)  Low  Mean  Median High
                                           ---------- ----- ----- ------ -----
Company value to latest 12 months
 revenue(2)...............................    3.0x     0.3x  2.6x  2.2x   6.9x
Company value to latest 12 months net
 income(2)(3).............................   29.2x    12.7x 32.5x 32.2x  55.3x

--------
(1)  Based on the implied value of the consideration.
(2) Ontrack latest 12 months revenue and net income are as of September 30, 1999.
(3)  Net income for Ontrack excludes goodwill amortization expense.

  U.S. Bancorp Piper Jaffray compared the resulting multiples of selected valuation data in the six focus group merger and acquisition transactions to multiples for Ontrack derived from the implied value of the consideration payable in the transaction as follows:

                     COMPARABLE ACQUISITIONS (FOCUS GROUP)

                                        Ontrack(1)   Low    Mean  Median High
                                        ---------- -------- ----- ------ -----
Company value to latest 12 months
 revenue(2)............................    3.0x        0.8x  1.6x  1.7x   2.2x
Company value to latest 12 months net
 income(2)(3)..........................   29.2x    Negative 30.3x 30.3x  37.5x

--------
(1) Based on the implied value of the consideration.
(2) Ontrack latest 12 months revenue and net income are as of September 30, 1999.
(3) Net income for Ontrack excludes goodwill amortization expense.

  Premiums Paid Analysis

  U.S. Bancorp Piper Jaffray reviewed publicly available information for selected announced merger and acquisition transactions by applying the following criteria:

  . transactions that were announced between January 1, 1995 and November 17, 1999;

  . transactions in which the acquiring company purchased 100% of a public target;

  . transactions in which the target company had a business that was deemed by U.S. Bancorp Piper Jaffray to be similar to that of Ontrack;

  .  transactions with a value of $50 million to $200 million; and

  . transactions that do not include repurchases, minority interests or hostile transactions.

  This search yielded 39 merger and acquisition transactions. The table below shows a comparison of the premiums paid in these 39 merger and acquisition transactions to the premium for Ontrack derived from the implied value of the consideration payable in the transaction. The premium calculations for Ontrack stock are based upon an assumed announcement date of November 18, 1999.

                                IMPLIED PREMIUM
                            COMPARABLE TRANSACTIONS

                                             Ontrack(1) Low  Mean  Median  High
                                             ---------- ---- ----- ------ ------
One day before announcement.................     49.4%  0.1% 34.7% 20.5%  187.0%
One week before announcement................     47.3%  0.5% 47.4% 35.6%  358.0%
One month before announcement...............    150.2%  1.0% 60.7% 38.9%  326.0%

--------
(1) Based on the implied value of the consideration.

  U.S. Bancorp Piper Jaffray also analyzed the implied premiums to average historical closing prices of Ontrack for the 5-day, 10-day, 15-day, 20-day, 30-day, 60-day, 90-day and 180-day trading day periods using the implied price per share as set forth in the following table:

                             Average Stock
                                 Price
                             -------------                Implied Price
                           Ontrack         Legato         Per Share(1)          Premium
       Time Period         -------         ------         -------------         -------
    November 17, 1999       $9.00          $76.78            $13.45              49.4%
      5-Day Average         $8.83          $71.69            $12.69              43.8%
     10-Day Average         $8.11          $68.86            $12.26              51.2%
     15-Day Average         $8.00          $64.19            $11.57              44.6%
     20-Day Average         $7.54          $59.97            $10.94              45.0%
     30-Day Average         $6.83          $56.65            $10.44              53.0%
     60-Day Average         $5.81          $50.94            $ 9.59              65.0%
     90-Day Average         $5.49          $46.40            $ 8.92              62.5%
     180-Day Average        $4.87          $35.80            $ 7.34              50.8%

--------
(1) Based on $2.00 cash and a fixed exchange ratio of 0.1491 shares of Legato common stock per share of Ontrack common stock.

  Pro Forma Analysis

  U.S. Bancorp Piper Jaffray analyzed pro forma effects resulting from the impact of the transaction on the projected earnings per share of the combined company for Legato's fiscal year ending December 31, 2000 using management estimates for Ontrack and an equity research analyst model for Legato. Without taking into account certain synergies that the combined company may realize following consummation of the transaction, U.S. Bancorp Piper Jaffray determined that the transaction would be dilutive in fiscal year 2000 to Legato's fiscal year 2000 earnings or accretive to Legato's earnings if goodwill amortization expense is excluded from the transaction.

  Discounted Cash Flow Analysis

  U.S. Bancorp Piper Jaffray performed a discounted cash flow analysis for Ontrack in which it calculated the present value of the projected future cash flows of Ontrack using internal financial planning data prepared by Ontrack's senior management. U.S. Bancorp Piper Jaffray estimated a range of theoretical values for Ontrack based on the net present value of its implied annual cash flows and a terminal value for Ontrack in fiscal year 2002 calculated based upon a multiple of revenue. U.S. Bancorp Piper Jaffray applied a range of discount rates of 20% to 30% and a range of terminal value multiples of 1.0x to 2.0x of forecasted fiscal year 2002 revenue. This analysis yielded a range of estimated present values of Ontrack's equity value, on a fully diluted basis, from $7.46 to

$13.58 per share with a midpoint of $10.41 per share, compared to the implied value of the consideration of $13.45 per share.

  Analysis of Legato Common Stock

  U.S. Bancorp Piper Jaffray reviewed general background information concerning Legato, including publicly available analyst estimates and ratings of Legato common stock and the price performance of Legato common stock over the previous 12 months. U.S. Bancorp Piper Jaffray also reviewed the stock trading history of Legato common stock at the dates or for the periods indicated below:

      Closing price on November 17, 1999................................ $76.78
      30 trading day closing average....................................  56.65
      60 trading day closing average....................................  50.94
      90 trading day closing average....................................  46.40
      180 trading day closing average...................................  35.80
      52 week high trade................................................  79.50
      52 week low trade.................................................  15.06

  In addition, U.S. Bancorp Piper Jaffray compared selected financial data and ratios for Legato to the corresponding data and ratios for six publicly traded companies similar to Legato in the high-availability data management industry (Citrix Systems, Concord Communications, Micromuse, Veritas Software, Visual Networks and Webtrends), of which Veritas Software was deemed most relevant to Legato. This analysis produced multiples of selected valuation data as follows:

                          COMPARABLE PUBLIC COMPANIES

                                          Legato(1)  Low    Mean  Median  High
                                          --------- ------ ------ ------ ------
Company value to latest 12 months
 revenue                                    27.1x    12.1x  30.5x  22.7x  55.0x
Company value to estimated calendar 1999
 revenue(2)                                 23.3x    11.2x  23.9x  20.5x  43.8x
Company value to estimated calendar 2000
 revenue(2)                                 13.8x     7.8x  15.5x  14.4x  24.2x
Company value to latest 12 months
 operating income                          119.7x    41.6x 141.0x 127.1x 319.8x
Common stock value per share to latest
 12 months net income per share            147.7x   125.8x 227.0x 186.8x 457.6x
Common stock value per share to
 estimated calendar 1999 net income per
 share(2)                                  128.0x    61.2x 163.6x 149.0x 331.9x
Common stock value per share to
 estimated calendar 2000 net income per
 share(2)                                   83.5x    48.6x 104.2x  99.8x 191.2x

--------
(1) Based on closing price of $76.78 per share on November 17, 1999.
(2) Estimated revenue and net income for comparable publicly traded companies are based on IBES estimates, and estimated revenues and net income for Legato are based on a research analyst model.

  In reaching its conclusion as to the fairness of the transaction consideration and in its presentation to Ontrack's board of directors, U.S. Bancorp Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. U.S. Bancorp Piper Jaffray believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.

  The analyses of U.S. Bancorp Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to Ontrack, Legato or the transaction. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which Ontrack and Legato were compared and other factors that could affect the public trading value of the companies.

  For purposes of its opinion, U.S. Bancorp Piper Jaffray relied upon and assumed the accuracy and completeness of the financial statements and other information provided to it by Ontrack and Legato and otherwise made available to it and did not assume responsibility for the independent verification of that information. Information prepared for financial planning purposes was not prepared with the expectation of public disclosure. U.S. Bancorp Piper Jaffray relied upon assurances from management of Ontrack and Legato that the information provided to it by the respective companies was prepared on a reasonable basis in accordance with industry practice, and with respect to financial planning data, reflects the best currently available estimates and judgment of management of Ontrack and Legato, and such management was not aware of any information or facts that would make the information provided to U.S. Bancorp Piper Jaffray incomplete or misleading.

  For purposes of its opinion, U.S. Bancorp Piper Jaffray assumed that the transaction would qualify as a tax-free reorganization for federal income tax purposes. U.S. Bancorp Piper Jaffray assumed that neither Ontrack nor Legato is a party to any pending transactions other than the transaction or in the ordinary course of business. U.S. Bancorp Piper Jaffray also assumed that, in the course of obtaining the necessary regulatory approvals and consents for the transaction, the purchase price for Ontrack would not be changed.

  In arriving at its opinion, U.S. Bancorp Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities of Ontrack or Legato, and was not furnished with any such appraisals or valuations. U.S. Bancorp Piper Jaffray expressed no opinion regarding the liquidation value of any entity. U.S. Bancorp Piper Jaffray undertook no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities to which Ontrack or Legato or any of their affiliates is a party or may be subject, and its opinion did not consider the possible assertion of claims, outcomes or damages arising out of any such matters.

  U.S. Bancorp Piper Jaffray expressed no opinion as to the price at which shares of Ontrack or Legato common stock have traded or at which the shares of Ontrack, Legato or the combined company may trade at any future time. The opinion is based on information available to U.S. Bancorp Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation on the date of the opinion. Events occurring after that date could materially affect the assumptions used in preparing the opinion. U.S. Bancorp Piper Jaffray has not undertaken to and is not obligated to reaffirm or revise its opinion or otherwise comment on any events occurring after the date it was given.

  U.S. Bancorp Piper Jaffray, as a customary part of its investment banking business, evaluates businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. Ontrack's board of directors selected U.S. Bancorp Piper Jaffray because of its expertise, reputation and familiarity with the technology industry in general and with Ontrack in particular. U.S. Bancorp Piper Jaffray acted as a financial advisor to Ontrack in connection with its acquisition of Mijenix Corporation in July 1999. In the ordinary course of its business, U.S. Bancorp Piper Jaffray and its affiliates may actively trade securities of Ontrack or Legato for their own accounts or the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities.

  Under the terms of the engagement letter dated September 28, 1999, Ontrack has agreed to pay U.S. Bancorp Piper Jaffray a fee of $350,000 for rendering its fairness opinion. Such fee is to be credited against the financial advisory fee and is not contingent upon completion of the transaction. Pursuant to the terms of U.S. Bancorp Piper Jaffray's engagement letter, Ontrack agreed to pay U.S. Bancorp Piper Jaffray a financial advisory fee equal to one and one-half percent (1.50%) of the aggregate consideration payable in the merger up to $100 million, plus three-quarters of one percent (0.75%) of the aggregate consideration payable in the merger in excess of $100 million, provided such financial advisory fee shall be no less than $1.5 million in any event. Ontrack also has agreed to reimburse U.S. Bancorp Piper Jaffray for its reasonable out-of-pocket expenses, including fees and disbursements of counsel whether or not a sale is consummated, and to indemnify U.S. Bancorp Piper Jaffray and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of U.S. Bancorp Piper Jaffray's engagement.

The Agreement and Plan of Reorganization

  Representations, Warranties and Covenants

  The reorganization agreement contains various representations and warranties, including representations by both Legato and Ontrack as to:

  .  Their organization and capitalization;

  . Their authority to enter into the reorganization agreement and to consummate the merger;

  .  The existence of liabilities;

  . The absence of material undisclosed liabilities and changes in their businesses; and

  . The status of intellectual property, environmental matters, employee benefit plans, litigation and compliance with laws.

  Ontrack and Legato have agreed to conduct their business and their subsidiaries' businesses in the ordinary course and in substantially the same manner as conducted before signing the reorganization agreement. Ontrack also agreed to:

  .  Pay its debts and taxes when due;

  .  Preserve intact its present business organization;

  .  Keep available the services of its present officers and key employees;
     and

  . Preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it.

  The reorganization agreement restricts Ontrack's and its subsidiaries' ability, without Legato's prior written consent, to among other things:

  .  Amend its articles of incorporation or bylaws;

  . Declare or pay any dividends or other distributions on its capital stock;

  .  Split, combine or reclassify its capital stock;

  .  Repurchase directly or indirectly its capital stock;

  . Enter into any material contract, agreement, license or commitment (other than in the ordinary course of business);

  . Violate or amend the terms of any material contract, agreement or license (other than in the ordinary course of business);

  . Accelerate, amend or change the terms, including vesting, of its outstanding stock options;

  . Issue, purchase or sell or authorize the issuance, purchase or sale of capital stock, convertible securities, warrants and options;

  . Transfer or license or extend, amend or modify in any material respect its intellectual property;

  . Enter into or amend any agreements granting exclusive marketing, manufacturing or other exclusive rights to its products or technology;

  .  Sell, dispose of, or encumber its material assets;

  .  Incur or commit to indebtedness for borrowed money;

  .  Enter into operating leases requiring payments in excess of $100,000;

  . Pay, discharge or satisfy claims, liabilities and obligations exceeding certain amounts;

  .  Incur or commit to capital expenditures exceeding certain amounts;

  .  Reduce insurance coverage levels in material respects;

  .  Terminate or waive any right of substantial value;

  . Increase or modify compensation or severance arrangements (other than with respect to non-officer employees in the ordinary course of business);

  .  Commence lawsuits and arbitration proceedings;

  .  Acquire or agree to acquire any other business or material assets;

  .  Make material tax elections or amend tax returns;

  .  Materially revalue its assets; or

  .  Take or agree to take in writing any of the actions described above.

  No Solicitation of Transactions

  Ontrack has agreed not to directly or indirectly:

  . Solicit, initiate or encourage any inquiries or proposals that constitute or could reasonably lead to an acquisition proposal by a party other than Legato; or

  . Engage in negotiations or discussions for, or provide any non-public information to any third party relating to, an acquisition proposal; or

  .  Agree to or recommend such alternative acquisition proposal.

  For purposes of the reorganization agreement, an "acquisition proposal" is a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock, including by way of a tender offer, or similar transaction.

  However, Ontrack may furnish non-public information to, or enter into discussions or negotiations with respect to a written unsolicited acquisition proposal, so long as:

  . The Ontrack board of directors has determined that their fiduciary duties under applicable law require them to take those actions;

  . The discussions or negotiations are reasonably likely to result in a deal more favorable from a financial point of view than the proposed merger with Legato; and

  . The other person or entity signs a confidentiality agreement similar to the confidentiality agreement Legato and Ontrack signed.

  Ontrack must advise Legato in writing of such disclosure or discussions, including the party to whom the disclosure was made or with whom the discussions or negotiations occur.

  No Change of Recommendation

  The Ontrack board of directors may not agree to or recommend any acquisition proposal or withdraw or modify its recommendation of the reorganization agreement or the merger in any manner adverse to Legato. However, the Ontrack board of directors may recommend an unsolicited, bona fide, written acquisition proposal to the Ontrack shareholders, or withdraw or modify its recommendation of the reorganization agreement and the merger, in connection with an unsolicited, bona fide, written acquisition proposal, so long as:

  . The Ontrack board of directors believes that the acquisition proposal is reasonably capable of being completed on the terms proposed and, would, if consummated, result in a transaction more favorable from a financial point of view than the proposed Legato merger; and

  . The Ontrack board of directors determines that its fiduciary duties under applicable law require it to take this action.

  Ontrack must notify Legato immediately after receipt of:

  .  Any acquisition proposal;

  . Any request for non-public information in connection with an acquisition proposal; or

  . Any request for access to its properties, books or records by any person or entity indicating that it is considering making, or has made, an acquisition proposal.

  Ontrack must keep Legato informed of the status of any acquisition related discussions or negotiations and the terms being discussed or negotiated.

  Conditions to the Merger

  Ontrack's and Legato's respective obligations to consummate the merger are subject to the satisfaction or waiver by them of the following conditions before completion of the merger:

  . The reorganization agreement must be adopted by holders of at least a majority of the outstanding Ontrack common stock;

  . No temporary restraining order, preliminary or permanent injunction or other court order preventing the consummation of the merger can be in effect;

  . No proceeding brought by an administrative agency or commission or other governmental authority seeking a restraint or prohibition of the merger can be pending;

  . No action can be taken nor can any statute, rule, regulation or order be enacted, entered, enforced or deemed applicable to the merger, which makes the consummation of the merger illegal;

  . Legato's registration statement on Form S-4 must be effective and no stop order suspending the effectiveness of the registration statement or any part thereof can be issued and no proceeding for that purpose, and no similar proceeding in respect of this proxy statement/prospectus, can be initiated or threatened in writing by the Commission;

  . All necessary governmental approvals, waivers and consents in connection with the merger and the transactions contemplated by the reorganization agreement must be timely obtained and all waiting periods under applicable antitrust laws must be expired or terminated;

  . Each of Ontrack and Legato must receive a written opinion from their respective counsel to the effect that the merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code; and

  . Legato must file with the Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the shares of Legato common stock issuable in exchange for Ontrack common stock in the merger and upon exercise of the options under the Ontrack stock option plans assumed by Legato.

  Ontrack's obligations to consummate the merger are subject to the satisfaction or waiver by it of the following conditions before completion of the merger:

  . Each representation and warranty of Legato and Merger Sub contained in the reorganization agreement:

    (1)must have been true and correct as of the date of the reorganization agreement; and

    (2)must be true and correct in all material respects on and as of the completion of the merger.

  . Legato and Merger Sub must have performed or complied in all material respects with all agreements and covenants required by the reorganization agreement to be performed or complied with by them on or prior to the completion of the merger; and

  . No material adverse change in the condition of Legato has occurred since the date of the reorganization agreement.

  Legato's and Merger Sub's respective obligations to consummate the merger are subject to the satisfaction or waiver by them of the following conditions before completion of the merger:

  . Each representation and warranty of Ontrack contained in the reorganization agreement

    (1)must have been true and correct as of the date of the reorganization agreement and

    (2) must be true and correct in all material respects on and as of the completion of the merger.

  . Ontrack must have performed or complied in all material respects with all agreements and covenants required by the reorganization agreement to be performed or complied with by it at or prior to the completion of the merger;

  . No material adverse change in the condition of Ontrack has occurred since the date of the reorganization agreement;

  . Mr. Rogers, Mr. Stevens and Mr. Zahn must have entered into an employment agreement with Legato;

  . Those third parties who must consent to the merger must have provided their consent;

  .  The directors of Ontrack must have resigned from the board of directors;

  .  Ontrack and Ms. Kronenberg shall have filed a joint election under
     Section 338(h)(10) of the Internal Revenue Code with respect to Ontrack's purchase from Ms. Kronenberg of all outstanding stock of Mijenix Corporation; and

  .  Ontrack must have terminated its 401(k) plan.

  Closing

  As soon as practicable after the satisfaction or waiver of each of the conditions set forth in the reorganization agreement, or at another time as Ontrack and Legato agree, Ontrack and Legato will cause the merger to be consummated by filing the certificate of merger, together with the required officers' certificates, with the Secretary of State of the State of Minnesota. It is anticipated that, assuming all conditions are met, the merger will be effective on approximately January 31, 2000.

  Amendments, Termination and Waiver

  Amendment. The reorganization agreement may be amended at any time; provided that an amendment made subsequent to adoption of the reorganization agreement by Ontrack shareholders may not:

  . Alter the amount or kind of consideration to be received in exchange for the Ontrack common stock;

  . Alter any material term of the articles of incorporation of the surviving corporation to be effected by the merger; or

  . Alter any of the terms and conditions of the reorganization agreement if the alteration or change would adversely affect the holders of Ontrack common stock.

  Termination. The reorganization agreement may be terminated at any time prior to the completion of the merger, whether before or after approval of the merger by the Ontrack shareholders,

  .  By the written mutual consent of Legato and Ontrack;

  . By either Ontrack or Legato if the merger has not been consummated by June 30, 2000;

  . By either Ontrack or Legato if a court of competent jurisdiction or other governmental entity issues a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting the merger;

  . By either Ontrack or Legato, if at the Ontrack shareholder meeting, the requisite vote of the shareholders of Ontrack in favor of the adoption of the reorganization agreement has not been obtained;

  .  By Legato, if

    (1)the Ontrack board of directors has withdrawn or modified its recommendation of the reorganization agreement or the merger;

    (2) the Ontrack board of directors fails to reaffirm its recommendation of the reorganization agreement or the merger within ten (10) business days after Legato requests in writing that the Ontrack board recommendation be reaffirmed at any time following the public announcement of another acquisition proposal;

    (3) the Ontrack board of directors has recommended to the Ontrack shareholders any transaction which could result in a party other than Legato acquiring 15% or more of the equity or assets of Ontrack;

    (4) an entity or person other than Legato or its affiliates commences a tender offer or exchange offer for 15% or more of the outstanding shares of Ontrack common stock and the Ontrack board of directors has not sent to its security holders pursuant to Rule 14e-2 of the Securities Exchange Act, within ten (10) business days after that tender or exchange offer is first published, sent or given, a statement disclosing that Ontrack recommends rejection of that tender or exchange offer; or

    (5) Ontrack fails to call and hold the meeting of its shareholders to approve the merger within forty-five days after Legato's registration statement on Form S-4 is declared effective and such declaration occurs on or before June 30, 2000; or

  . By Ontrack or Legato, if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in the reorganization agreement, which breach

    (1)causes the conditions in the reorganization agreement not to be satisfied, and

    (2)is not cured within twenty business days following notice of the breach.

  Waiver. At any time prior to the completion of the merger any party to the reorganization agreement may, to the extent legally allowed,

  . Extend the time for the performance of any of the obligations or other acts of the other parties to the reorganization agreement;

  . Waive any inaccuracies in the representations and warranties made to such party contained in the reorganization agreement or in any document delivered pursuant to the reorganization agreement; and

  . Waive compliance with any of the agreements or conditions for its benefit contained in the reorganization agreement.

  Fees and Expenses; Break-up Fee

  Except as described below, whether or not the merger is consummated, all fees and expenses incurred in connection with the reorganization agreement and the related transactions will be paid by the party incurring that expense. However, Legato and Ontrack will share equally all fees and expenses, other than attorneys' fees, incurred in relation to the printing and filing of this proxy statement/prospectus, any related preliminary materials, Legato's registration statement on Form S-4, financial statements exhibits and any amendments or supplements to Legato's registration statement.

  Ontrack will pay Legato a termination fee of $5,000,000 within five business days after termination of the reorganization agreement by Legato as a result of one of the following events:

  . The Ontrack board of directors withdraws or modifies its recommendation of the reorganization agreement or the merger;

  . The Ontrack board of directors fails to reaffirm its recommendation of the reorganization agreement or the merger within ten (10) business days after Legato requests in writing that the Ontrack board recommendation be reaffirmed at any time following the public announcement of an acquisition proposal;

  . The Ontrack board of directors recommends to the Ontrack shareholders any transaction which could result in a party other than Legato acquiring 15% or more of the equity or assets of Ontrack;

  . An entity or person other than Legato or one of its affiliates commences a tender offer or exchange offer for 15% or more of the outstanding shares of Ontrack common stock and the Ontrack board of directors shall not have sent to its security holders pursuant to Rule 14e-2 of the Securities Exchange Act within ten (10) business days after that tender or exchange offer is first published, sent or given, a statement disclosing that the Ontrack board of directors recommends rejection of that tender or exchange offer; or

  . Ontrack fails to call and hold the meeting of its shareholders to approve the merger within forty-five days after Legato's registration statement on Form S-4 is declared effective and such declaration occurs on or before June 30, 2000.

  Indemnification and Insurance

  The reorganization agreement provides that Legato will, from and after the completion of the merger, defend and hold harmless each person who is an officer, director or employee of Ontrack or any of its subsidiaries in respect of acts or omissions occurring on or prior to the completion of the merger to the extent provided under Ontrack's articles of incorporation, its bylaws in effect on the date of the reorganization agreement and indemnification agreements in effect as of the completion of the merger. This indemnification is subject to any limitation imposed from time to time under the applicable law.

  The reorganization agreement also provides that for a period of six (6) years after the completion of the merger, Legato will use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who were covered by Ontrack's directors' and officers' liability insurance policy as of the date of execution of the reorganization agreement on terms substantially similar to those applicable to the current directors and officers of Ontrack. In no event, however, will Legato or the surviving corporation be required to spend more than $250,000 in the aggregate for this coverage or the coverage that may be available for $250,000.

  Interests of Certain Persons in the Merger

  In considering the recommendation of the merger by Ontrack's board of directors, you should be aware that certain Ontrack officers and directors have interests in the merger, including those referred to below, that presented them with potential conflicts of interests. The Ontrack board of directors was aware of these potential conflicts and considered them along with the other matters described in "The Special Meeting of Ontrack Shareholders--Ontrack Board Recommendation" on page 37 and "The Merger and Related Transactions--Reasons for the Merger" on page 43.

  Two Ontrack directors and executive officers, Messrs. Rogers and Stevens, have agreed to vote all shares of Ontrack common stock under their control in favor of the merger and, in connection with agreements to vote, have executed voting agreements and granted irrevocable proxies to Legato. See "Related Agreements--Voting and Proxy Agreements" on page 63.

  Certain options to purchase Ontrack common stock held by Ontrack directors and executive officers will become fully exercisable and vested in connection with the merger pursuant to the applicable employment agreements and stock option agreements entered into by Ontrack with such individuals.

  Related Agreements

  Voting and Proxy Agreements

  In connection with the merger, two Ontrack shareholders, executive officers and directors, Messrs. Rogers and Stevens, have entered into voting and proxy agreements. They hold approximately 35% of Ontrack's outstanding common stock. The terms of the voting and proxy agreements provide that:

  . These shareholders may not transfer, sell, exchange, pledge or otherwise dispose of or encumber their shares of Ontrack common stock beneficially owned by them, or any new shares of such stock they may acquire, at any time prior to the termination of such agreement unless the transferee of such shares agrees to be bound by the voting and proxy agreement; and

  . These shareholders will vote all shares of Ontrack common stock beneficially owned by them in favor of the approval of the reorganization agreement and approval of the merger.

  These voting and proxy agreements include irrevocable proxies whereby Messrs. Rogers and Stevens provide to Legato the right to vote their shares on the proposals relating to the reorganization agreement and the merger at the meeting of Ontrack shareholders to approve the merger. The voting and proxy agreements terminate on the earlier of (1) the completion of the merger or (2) the termination of the reorganization agreement in accordance with its terms.

  Employment Agreements

  Legato has or will enter into employment agreements with each of Messrs. Zahn, Rogers and Stevens. The employment agreements are contingent upon the consummation of the merger and will become effective upon completion of the merger. The employment agreements provide that if the respective employee is terminated for any reason other than cause during the initial one-year term of employment or resigns his position for good reason, then Legato will pay the terminated employee his base compensation for a period of 12 months following the termination. If Legato terminates the respective employee for cause or the employee resigns for other than good reason, then that employee will be paid all salary and benefits accrued through the date of termination of employment, but nothing else.

  Additionally, during the respective employee's employment with Legato and for one year after termination of such employment, Messrs. Zahn, Rogers and Stevens will not, directly or indirectly, solicit or attempt to solicit the employment of any Legato employee to work for others.

  Legato is also negotiating an employment agreement with Mr. Kronenberg. This agreement is contingent upon the consummation of the merger and will become effective, if at all, upon completion of the merger.

Regulatory Matters

  Under the Hart-Scott Rodino Act, and the rules promulgated thereunder by the Federal Trade Commission, the merger may not be consummated until:

  . Notifications have been given and certain information has been furnished to the Federal Trade Commission and the Antitrust Division of the Department of Justice; and

  .  Specified waiting period requirements have been satisfied.

  Each of Legato and Ontrack filed their respective notification and report forms required under the Hart-Scott Rodino Act with the Federal Trade Commission and the Antitrust Division on December 9, 1999. The applicable waiting period under the Hart-Scott Rodino Act is expected to be terminated in early January 2000. At any time before or after consummation of the merger, the Federal Trade Commission, the Antitrust Division, the state attorneys general or others could take action under the antitrust laws with respect to the merger, including seeking to enjoin the consummation of the merger or seeking divestiture of substantial assets of Legato or Ontrack.

  Based on information available to them, Legato and Ontrack believe that the merger will not violate federal or state antitrust laws. However, there can be no assurance that a challenge to the consummation of the merger on antitrust grounds will not be made or that, if such a challenge were made, Legato and Ontrack would prevail or would not be required to accept additional conditions, possibly including certain divestitures or hold-separate arrangements, in order to consummate the merger.

Certain Federal Income Tax Considerations

  The following discussion addresses the material federal income tax considerations relevant to the merger that may be applicable to you. These opinions and the following discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended ("IRS code"), existing treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Legato, Ontrack or you and the other Ontrack shareholders.

  You should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular Ontrack shareholders that are subject to special rules or that may be important in light of such shareholders' individual circumstances, such as shareholders who:

  .  Are dealers in securities;

  .  Are subject to the alternative minimum tax provisions of the IRS code;

  .  Are foreign persons or entities;

  .  Are financial institutions or insurance companies;

  .  Do not hold their Ontrack shares as capital assets;

  . Acquired their shares in connection with the stock option or stock purchase plans or in other compensatory transactions;

  . Hold Ontrack common stock as part of an integrated investment (including a "straddle" or "conversion" transaction) comprised of shares of Ontrack common stock and one or more other positions; or

  . May hold Ontrack common stock subject to the constructive sale provisions of Section 1259 of the IRS code.

  In addition, the following discussion does not address:

  .  Tax consequences of the merger under foreign, state or local tax laws;

  . Tax consequences of transactions effectuated before, after or concurrently with the merger (whether or not any such transactions are undertaken in connection with the merger) including any transaction in which Ontrack shares are acquired or Legato shares are disposed of; or

  . Tax consequences to holders of options, warrants or similar rights to acquire Ontrack common stock, including the assumption by Legato of outstanding options and subscriptions to acquire Ontrack common stock.

  Accordingly, you are urged to consult your own tax advisor as to the specific tax consequences of the merger, including the applicable federal, state, local and foreign tax consequences of the merger to you.

  Legato and Ontrack have received tax opinions (the "Exhibit Tax Opinions") from their respective counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP and Robins, Kaplan, Miller & Ciresi L.L.P., to the effect that the merger will be treated as a "reorganization" within the meaning of the IRS code. These opinions have been filed as an exhibit to the Registration Statement of which this joint proxy statement/prospectus is a part. As explained more fully below, these opinions are subject to certain assumptions, limitations and qualifications. In addition, completion of the merger is conditioned on, subject to waiver by Legato or Ontrack, receipt by Legato and Ontrack of tax opinions (the "Final Tax Opinions") substantially similar to the Exhibit Tax Opinions but based on representations of Legato, Ontrack and Merger Sub as of the date of the closing of the merger. In the event that this opinion requirement is waived as a result of a material change in the tax consequences of the merger from those expressed in this tax consequences section, a revised tax consequences section will be prepared and distributed to Ontrack shareholders as part of a revised joint proxy statement/prospectus for the merger.

  The following material federal income tax consequences will result from the merger constituting a reorganization within the meaning of the IRS code:

  . You should not recognize any gain or loss solely upon your receipt in the merger of Legato common stock in exchange for your Ontrack common stock.

  . Under Section 356(a)(1) of the IRS Code, you will recognize gain in an amount equal to the lesser of (A) the amount of gain realized and (B) the amount of cash received (other than cash received in lieu of fractional shares, which is discussed below). The amount of gain realized will generally be calculated as the amount by which the sum of the fair market value of the Legato common stock you receive plus the amount of cash you receive exceeds the tax basis of the Ontrack common stock surrendered. Any gain that you recognize should be capital gain except in the circumstances described in the next paragraph.

  . In certain circumstances, you may be required to treat any such gain recognized as dividend income (rather than capital gain) up to your proportionate share of the accumulated earnings and profits of Ontrack, if any, if the receipt of cash by you has the effect of a distribution of a dividend under Section 302 of the IRS Code. Whether the receipt of cash by you has the effect of a distribution of a dividend to you depends on your particular circumstances. In particular, if the receipt of cash is deemed to result in a meaningful reduction in your ownership of Legato (as compared to the amount of Legato stock you would have owned had you received solely Legato stock in the merger) and your exercise of control over Legato (as compared to the amount of Legato stock you would have owned had you received solely Legato stock in the merger) then the receipt of such cash will not have the effect of a distribution of a dividend. In this regard, the Internal Revenue Service (the "IRS") has indicated in published rulings that a distribution that results in an actual reduction in interest of a small, minority shareholder in a publicly held corporation will result in a meaningful reduction of interest and therefore not constitute a dividend if the shareholder exercises no control with respect to corporate affairs. Regardless of whether the receipt of cash constitutes a dividend, in the event that it is determined that Ontrack is a "collapsible corporation" as defined in Section 341 of the Code, then gain recognized by certain Ontrack shareholders with respect to the receipt of cash in the merger would be treated as ordinary income. In general, for purposes relevant to the merger a "collapsible corporation" is a corporation that is formed or availed of principally for the production of property with a view to the sale or exchange of stock of the corporation by its stockholders before the corporation has realized 2/3 of the income to be derived from such property. While Ontrack does not believe that it should be considered to be a "collapsible corporation," due to the inherently subjective nature of the determination, there can be no assurance that Ontrack would not be found to be a collapsible corporation.

  . The aggregate tax basis of the Legato common stock you receive in the merger, including any fractional shares of Legato common stock not actually received, should be the same as the aggregate tax basis of the Ontrack common stock you surrendered in exchange therefor, decreased by the amount of cash received directly from Legato (other than cash received for a fractional share interest), and increased by the amount of gain recognized on the exchange (including any portion that is treated as a dividend).

  . The holding period of the Legato common stock you receive in the merger should include the period for which the surrendered Ontrack common stock was considered to be held, provided that the Ontrack common stock so surrendered is held as a capital asset at the time of the merger.

  . Cash payments you receive in lieu of fractional shares of Legato common stock should be treated as if fractional shares of Legato common stock had been issued in the merger and then redeemed by Legato. If you receive cash for fractional shares, you should recognize capital gain or loss with respect to such payment measured by the difference (if any) between the amount of cash received and the basis in the fractional share. The discussion above regarding the tax treatment of the $2.00 per share in cash to be received on Ontrack shareholders also applies to the character of the gain or loss on fractional shares.

  . If you chose to exercise dissenters' rights with respect to your shares of Ontrack common stock and you receive payment for such shares in cash, you should generally recognize gain or loss measured by the difference between the amount of cash received and your basis in the surrendered shares, provided that the payment is neither a essentially equivalent to a dividend within the meaning of Section 302 of the IRS Code nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the Code (collectively, a "Dividend Equivalent Transaction"). A sale of Ontrack common stock pursuant to the exercise of dissenters' rights will generally not be a Dividend Equivalent Transaction if, as a result of such exercise, you own no shares of Ontrack stock (either actually or constructively within the meaning of Section 318 of the IRS Code) immediately after the merger. If, however, your sale for cash of Ontrack common stock pursuant to the exercise of dissenters' rights is a Dividend Equivalent Transaction, then you may recognize ordinary income for federal income tax purposes in an amount equal to the entire amount of cash so received.

  . Neither Legato, Merger Sub nor Ontrack should recognize gain or loss solely as a result of the merger.

  Although Legato and Ontrack have received the Exhibit Tax Opinions and will receive the Final Tax Opinions that the merger will constitute a reorganization, a recipient of shares of Legato common stock could recognize gain to the extent that those shares were considered to be received in exchange for services or property other than solely Ontrack common stock. All or a portion of such a gain may be taxable as ordinary income. You could also have to recognize gain to the extent you were treated as receiving (directly or indirectly) consideration other than Legato common stock in exchange for your Ontrack common stock.

  Legato and Ontrack will not request a ruling from the IRS in connection with the merger. You should be aware that neither the Exhibit Tax Opinions nor the Final Tax Opinions bind the IRS. The IRS is therefore not precluded from successfully asserting a contrary opinion. In addition, the Exhibit Tax Opinions and Final Tax Opinions are subject to certain assumptions, limitations and qualifications, including the assumptions that:

  . Original documents (including signatures) are authentic, documents submitted to counsel as copies conform to the original documents, and there has been (or will be by the effective time of the merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness of such documents;

  . All statements, covenants, representations and warranties in the merger agreement, in the representations received from Legato, Merger Sub and Ontrack to support the opinions, and in other documents related to Legato, Merger Sub and Ontrack and relied upon by counsel to support the opinions are, in each case, true and accurate. Any such representation or statement made "to the knowledge of" or otherwise similarly qualified is correct without such qualification and all such statements and representations, whether or not qualified, will remain true through the effective time of the merger. In addition, as to all matters in which a person or entity making such a representation has represented that such person or entity either is not a party to, does not have, or is not aware of any plan, intention, understanding or agreement to take an action, there is in fact no plan, intention, understanding or agreement and such action will not be taken;

  . The merger will be consummated pursuant to the merger agreement and will be effective under the laws of the state of Delaware;

  . No Ontrack shareholder has guaranteed or will guarantee any Ontrack indebtedness outstanding during the period immediately prior to the merger, and at all relevant times, including as of the effective time of the merger, (i) no outstanding indebtedness of Ontrack, Legato or Merger Sub has or will represent equity for tax purposes, (ii) no outstanding equity of Legato, Ontrack or Merger Sub has or will represent indebtedness for tax purposes, and (iii) no outstanding security, instrument, agreement or arrangement that provides for, contains, or represents either a right to acquire Ontrack stock or to share in the appreciation thereof constitutes or will constitute "stock" for purposes of Section 368(c) of the IRS code;

  . After the merger, Merger Sub will hold "substantially all" of its and Ontrack's properties within the meaning of Section 368(a)(2)(D) of the IRS code and the regulations promulgated thereunder and will continue Ontrack's historic business or use a significant portion of Ontrack's historic assets in a business; and

  . Legato, Ontrack and Merger Sub will report the merger on their respective U.S. federal income tax returns in a manner consistent with the qualification of the merger as a reorganization.

  A successful IRS challenge to the reorganization status of the merger as a result of a failure to meet any of the requirements of a reorganization would result in you recognizing taxable gain or loss with respect to each share of Ontrack common stock surrendered equal to the difference between your basis in such share and the fair market value, as of the date the merger is completed, of the Legato common stock received in exchange therefor. In such event, a shareholder's aggregate basis in the Legato common stock so received would equal its fair market value as of the date the merger is completed and the shareholder's holding period for such stock would begin the day after the merger.

Accounting Treatment

  The merger will be accounted for as a purchase business combination.

Dissenters' Appraisal Rights

  Ontrack shareholders have the right to dissent from the proposed merger and, subject to certain conditions provided for under Minnesota law, are entitled to receive payment of the fair value of their common stock. Shareholders will be bound by the terms of the merger unless they dissent by complying with all of the requirements of the Minnesota Dissenters' Rights Statute. Any Ontrack shareholder contemplating exercising the right to demand such payment should carefully review the

Minnesota Dissenters' Rights Statutes, which are attached as Appendix C to this document, and in particular the procedural steps. A SHAREHOLDER WHO FAILS TO COMPLY WITH THESE PROCEDURAL REQUIREMENTS MAY LOSE THE RIGHT TO DISSENT.

  Set forth below, to be read in conjunction with the full text of the Minnesota Dissenters' Rights Statute, is a summary of the procedures relating to the exercise of dissenters' rights by Ontrack shareholders.

  Any Ontrack shareholder who wishes to dissent must deliver to Ontrack, prior to the vote on the reorganization agreement and the merger, a written notice of intent to demand payment for such shareholder's shares if the merger is effectuated. In addition, such shareholder must not vote their shares of Ontrack common stock in favor of the merger. An Ontrack shareholder who fails to deliver the notice on time or who votes in favor of the reorganization agreement and the merger will not have any dissenters' rights. If an Ontrack shareholder returns a signed proxy but does not specify a vote against approval of the merger or a direction to abstain, the proxy will be voted for approval of the merger, which will have the effect of waiving that shareholder's dissenter's rights.

  If the reorganization agreement and the merger are approved by Ontrack shareholders, Ontrack is required to deliver a written dissenters' notice to all Ontrack shareholders who gave timely notice of intent to demand payment and who did not vote in favor of the reorganization agreement. The notice must (i) state where the payment demand and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;
(ii) inform shareholders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; (iii) supply a form for demanding payment and requiring the dissenting shareholder to certify the date on which such shareholder acquired the shares of Ontrack common stock; and (iv) be accompanied by a copy of the Minnesota Dissenters' Rights Statute.

  A shareholder who is sent the dissenters' notice described above must demand payment, deposit such shareholder's certificates of Ontrack common stock and complete other information as required by such notice. A shareholder who demands payment and deposits their certificates of Ontrack common stock as requested by the dissenters' notice retains all other rights of a Ontrack shareholder until such rights are canceled by the consummation of the merger. Ontrack may restrict the transfer of uncertificated shares from the date of the demand for payment until the merger is consummated; however, the holder of uncertificated shares retains all other rights of a shareholder until those rights are canceled by the consummation of the merger.

  Except for shares of Ontrack common stock acquired by a dissenter after the date of the first announcement to the public of the merger, upon the consummation of the merger or upon receipt of the payment demand (whichever is later), Ontrack must pay each dissenter who complies with the foregoing requirements the amount Ontrack estimates to be the fair value of the dissenter's shares of Ontrack common stock plus accrued interest. The payment must be accompanied by certain financial information concerning Ontrack, a statement of Ontrack's estimate of the fair value of the shares, an explanation of the method used to reach the estimate, a brief description of the procedure to be followed to demand supplemental payment and a copy of the Minnesota Dissenters' Rights Statute.

  A dissenter may notify Ontrack in writing of the dissenter's own estimate of the fair value of the dissenter's shares and the amount of interest due, if different from Ontrack's estimate, and may demand payment of the dissenter's estimate, by following the procedures set forth in the Minnesota Dissenters' Rights Statute.

  Any Ontrack shareholder contemplating the exercise of dissenters' rights is urged to review the full text of the Minnesota Dissenters' Rights Statute.

Resale of Legato Common Stock

  The Legato common stock to be issued in connection with the merger will be freely transferable, except that shares issued to any Ontrack shareholder or optionholder who is an affiliate of Ontrack or who becomes an affiliate of Ontrack are subject to restrictions on resale. An affiliate is defined generally as including, without limitation, directors, executive officers and other persons who control a company. Shareholders of Ontrack who may be deemed to be affiliates are prohibited from selling, transferring or otherwise disposing their Ontrack common stock or Legato common stock received by shareholders in the merger, except in compliance with the requirements of federal securities laws.

              UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

  The following unaudited pro forma combined condensed consolidated financial statements give effect to the proposed merger between Legato and Ontrack accounted for as a business purchase combination. The pro forma combined condensed statements of operations assume the merger occurred at the beginning of the earliest year presented.

  Legato and Ontrack estimate that they will incur direct transaction costs of approximately $4,110,000 associated with the merger, consisting of transaction fees for investment bankers, attorneys, accountants, financial printing and other related charges. These nonrecurring transaction costs will be included in the purchase price and capitalized upon consummation of the merger. There can be no assurance that Legato and Ontrack will not incur additional charges to reflect costs associated with the merger or that management will be successful in its efforts to integrate the operations of the two companies.

  The share information presented reflects Legato's two-for-one stock split (in the form of a dividend) effected on August 13, 1999.

  On April 1, 1999, Legato completed the acquisition of Intelliguard Software, Inc. and O.R.P., Inc., developers of standards-based storage management solutions for storage area networks. In this document, we refer to Intelliguard Software, Inc. and O.R.P., Inc. collectively as "Intelliguard." Legato issued 1,440,000 shares of its common stock and provided cash consideration of $9,022,000 for all of the outstanding stock and stock rights of Intelliguard. Legato accounted for the transaction as a purchase business combination. Accordingly, Intelliguard's results of operations are included in Legato's historical results of operations for the period beginning from the date of consummation of the acquisition.

  On April 19, 1999, Legato completed the merger of Qualix Group, Inc., dba FullTime Software, Inc. ("FullTime"), a developer of distributed, enterprise-wide, cross-platform, adaptive computing solutions that enable customers to proactively manage application service level availability into a wholly-owned subsidiary of Legato. Legato issued 3,442,000 shares of its common stock in exchange for all the common stock and options of Qualix Group, Inc. Legato accounted for the transaction as a pooling-of-interests. Accordingly, all of Legato's financial information has been restated to include FullTime's results of operations.

  On July 30, 1999, Legato completed the acquisition of Vinca Corporation ("Vinca"), a developer of high availability and data protection software. Legato issued 1,530,732 shares of its common stock, exchanged options to purchase 589,580 shares of Legato's common stock for all vested and unvested outstanding Vinca options and provided cash consideration of $18,800,000 in exchange for all the common stock and options of Vinca. Legato accounted for the transaction as a purchase business combination. Accordingly, Vinca's results of operations are included in Legato's historical results of operations for the period beginning from the date of consummation of the acquisition.

  In July 1999, Ontrack completed the acquisition of Mijenix Corporation. Ontrack accounted for the transaction as a purchase business combination. Accordingly, Mijenix's results of operations are included in Ontrack's historical results of operations for the period beginning from the date of acquisition. Mijenix did not meet the definition of a significant subsidiary and therefore has not been included in the following unaudited pro forma combined condensed consolidated financial statements.

  The unaudited condensed combined balance sheet of Legato gives effect to the Ontrack transaction as if it had been consummated as of September 30, 1999. The unaudited pro forma combined condensed balance sheet of Legato combines the unaudited historical condensed balance sheets of Legato and Ontrack as of September 30, 1999.

  The unaudited pro forma combined condensed statements of operations of Legato give effect to the transactions as if they had been consummated at the beginning of each period presented. The unaudited pro forma combined statement of operations of Legato for the nine-months ended September 30, 1999 combines the unaudited historical statement of operations of Legato for the nine-months ended September 30, 1999 which includes the results of operations of Intelliguard and Vinca for the six-months and two-months ended September 30, 1999, respectively, the unaudited historical statement of operations of Intelliguard for the three-month period ended April 1, 1999, the unaudited condensed statement of operations of Vinca for the seven-month period ended July 30, 1999 and the unaudited condensed statement of operations of Ontrack for the nine-month period ended September 30, 1999. The unaudited pro forma combined statement of operations of Legato for the year ended December 31, 1998 combines audited historical statements of operations of Legato, Intelliguard, Vinca and Ontrack for the year ended December 31, 1998.

  The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are based upon information and assumptions available at the time of the filing of this document. The pro forma information should be read in conjunction with the accompanying notes thereto and with the historical financial statements and related notes thereto in Legato's Form 10K/A, Amendment No. 2, filed in December 1999, Intelliguard's 1998 audited combined financial statements and related notes in Legato's Form 8-K/A, filed in May 1999, Vinca's 1998 audited financial statements and related notes in Legato's Form 8-K/A filed in October 1999, all incorporated by reference herewith and Ontrack's Consolidated Financial Statements included elsewhere in this document.

            LEGATO SYSTEMS, INC. AND ONTRACK DATA INTERNATIONAL INC.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 1999
                             (amounts in thousands)

                                                        Pro Forma     Pro Forma
                                       Legato  Ontrack Adjustments    Combined
                                      -------- ------- -----------    ---------
ASSETS
Current assets:
  Cash and cash equivalents.........  $ 97,319 $11,733  $(19,920)(1)  $ 89,132
  Short-term investments............    37,127  15,402                  52,529
  Accounts receivable, net..........    62,087   5,753                  67,840
  Other current assets..............    17,752   1,260                  19,012
  Deferred tax asset................    10,740     778                  11,518
                                      -------- -------  --------      --------
    Total current assets............   225,025  34,926   (19,920)      240,031
Long-term investments...............    10,278   3,502                  13,780
Property and equipment, net.........    23,895   6,232                  30,127
Intangible assets, net..............   151,620   8,279    (8,279)(2)   274,060
                                                         102,052 (2)
Other assets........................     2,253     263    20,388 (2)     2,516
                                      -------- -------  --------      --------
    Total assets....................  $413,071 $53,202  $ 94,241      $560,514
                                      ======== =======  ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................  $  2,935 $ 2,880  $             $  5,815
  Accrued liabilities...............    16,627   2,368     4,110 (3)    23,105
  Deferred revenues.................    33,859     460                  34,319
                                      -------- -------  --------      --------
    Total current liabilities.......    53,421   5,708     4,110        63,239
Deferred tax liability..............    25,518     --     20,388 (2)    45,906
Stockholders' equity:
  Capital stock.....................   274,696  30,399    91,207 (4)   396,302
  Retained earnings.................    59,436  17,095   (17,095)(5)    55,067
                                                          (4,369)(5)
                                      -------- -------  --------      --------
    Total stockholders' equity......   334,132  47,494    69,743       451,369
                                      -------- -------  --------      --------
Total liabilities and stockholders'
 equity.............................  $413,071 $53,202  $ 94,241      $560,514
                                      ======== =======  ========      ========

   See notes to unaudited pro forma combined condensed financial statements.

    LEGATO SYSTEMS, INC., INTELLIGUARD SOFTWARE, INC., VINCA CORPORATION AND
                        ONTRACK DATA INTERNATIONAL INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      NINE-MONTHS ENDED SEPTEMBER 30, 1999
                (amount in thousands, except per share amounts)

                                                                  Pro Forma      Pro Forma
                           Legato  Intelliguard  Vinca   Ontrack Adjustments     Combined
                          -------- ------------ -------  ------- -----------     ---------
Revenue:
 Product and other......  $138,306   $ 1,359    $ 7,411  $ 5,042  $ (1,145)(6)   $150,973
 Service and support....    47,741       835      1,379   24,480       --          74,435
                          --------   -------    -------  -------  --------       --------
 Total revenue..........   186,047     2,194      8,790   29,522    (1,145)       225,408
Cost of revenue:
 Product and other......     4,363        35        296      939       --           5,633
 Service and support....    17,980       188        463    6,264       --          24,895
                          --------   -------    -------  -------  --------       --------
 Total cost of revenue..    22,343       223        759    7,203       --          30,528
                          --------   -------    -------  -------  --------       --------
Gross profit............   163,704     1,971      8,031   22,319    (1,145)       194,880
Operating expenses:
 Research and
  development...........    27,414       858      2,934    4,914       --          36,120
 Sales and marketing....    66,317     2,332      5,358    7,135       --          81,142
 General and
  administrative........    14,637       452      3,975    5,398       --          24,462
 Amortization of
  intangibles...........    12,162       --         --       357    39,498 (7)     52,017
 Purchased in-process
  research and
  development...........    11,470                                 (11,470)(10)       --
 Merger expenses........     4,968       --         --       --     (4,968)(10)       --
                          --------   -------    -------  -------  --------       --------
 Total operating
  expenses..............   136,968     3,642     12,267   17,804    23,060        193,741
                          --------   -------    -------  -------  --------       --------
Income from operations..    26,736    (1,671)    (4,236)   4,515   (24,205)         1,139
Other income (expense),
 net....................     3,877        32        116      823       --           4,848
                          --------   -------    -------  -------  --------       --------
Income before provision
 for income taxes.......    30,613    (1,639)    (4,120)   5,338   (24,205)         5,987
Provision for (benefit
 from) income taxes.....    14,541       --        (732)   1,773   (10,327)(8)      5,255
                          --------   -------    -------  -------  --------       --------
Net income..............  $ 16,072   $(1,639)   $(3,388) $ 3,565  $(13,878)      $    732
                          ========   =======    =======  =======  ========       ========
Basic earnings per
 share..................  $   0.19                       $  0.36                 $   0.01
                          ========                       =======                 ========
Diluted earnings per
 share..................  $   0.18                       $  0.36                 $   0.01
                          ========                       =======                 ========
Shares used in basic
 earnings per share
 calculations...........    81,353                         9,774    (6,618)        84,509
                          ========                       =======  ========       ========
Shares used in diluted
 earnings calculations..    87,802                         9,810    (6,654)        90,958
                          ========                       =======  ========       ========

    See notes to unaudited proforma combined condensed financial statements.

    LEGATO SYSTEMS, INC., INTELLIGUARD SOFTWARE, INC., VINCA CORPORATION AND
                        ONTRACK DATA INTERNATIONAL INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1998
                (amount in thousands, except per share amounts)

                                                                 Pro Forma      Pro Forma
                          Legato  Intelliguard  Vinca   Ontrack Adjustments     Combined
                         -------- ------------ -------  ------- -----------     ---------
Revenue:
 Product and other...... $129,133   $ 6,947    $17,198  $ 6,636  $   (251)(6)   $159,663
 Service and support....   38,774     3,306      1,303   29,205       --          72,588
                         --------   -------    -------  -------  --------       --------
  Total revenue.........  167,907    10,253     18,501   35,841      (251)       232,251
Cost of revenue:
 Product and other......    9,696       301        193    1,265       --          11,455
 Service and support....   15,097       905        356    6,064       --          22,422
                         --------   -------    -------  -------  --------       --------
  Total cost of
   revenue..............   24,793     1,206        549    7,329       --          33,877
                         --------   -------    -------  -------  --------       --------
Gross profit............  143,114     9,047     17,952   28,512      (251)       198,374
Operating expenses:
 Research and
  development...........   25,645     3,509      2,568    6,499        --         38,221
 Sales and marketing....   72,017     8,605      8,140    9,023        --         97,785
 General and
  administrative........   15,874     1,735      2,575    7,009        --         27,193
 Amortization of
  intangibles...........    1,118        --         --       --    68,216 (7)     69,334
 Merger expenses........      645        --         --       --      (645)(10)        --
                         --------   -------    -------  -------  --------       --------
  Total operating
   expenses.............  115,299    13,849     13,283   22,531    67,571        232,533
                         --------   -------    -------  -------  --------       --------
Income (loss) from
 operations.............   27,815    (4,802)     4,669    5,981   (67,822)       (34,159)
Other income (expense),
 net....................    4,799      (163)       142    1,523        --          6,301
                         --------   -------    -------  -------  --------       --------
Income (loss) before
 provision for income
 taxes..................   32,614    (4,965)     4,811    7,504   (67,822)       (27,858)
Provision for (benefit
 from) income taxes.....   12,745       --        (803)   2,306   (16,807)(8)     (2,559)
                         --------   -------    -------  -------  --------       --------
Net income (loss)....... $ 19,869   $(4,965)   $ 5,614  $ 5,198  $(51,015)      $(25,299)
                         --------   -------    -------  -------  --------       --------
Basic earnings (loss)
 per share.............. $   0.26                       $  0.53                 $  (0.31)
                         ========                       =======                 ========
Diluted earnings (loss)
 per share.............. $   0.24                       $  0.52                 $  (0.31)
                         ========                       =======                 ========
Shares used in basic
 earnings (loss) per
 share calculations.....   76,762                         9,860    (5,404)        81,218
                         ========                       =======  ========       ========
Shares used in diluted
 (loss) earnings per
 share calculations.....   83,074                        10,020   (11,876)(9)     81,218
                         ========                       =======  ========       ========

    See notes to unaudited proforma combined condensed financial statements.

    LEGATO SYSTEMS, INC., INTELLIGUARD SOFTWARE, INC., VINCA CORPORATION AND
                        ONTRACK DATA INTERNATIONAL, INC.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                         CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PRO FORMA PRESENTATION

  The unaudited pro forma combined condensed financial statements of Legato have been prepared on the basis of assumptions relating to the allocation of the amount of consideration paid to the assets and liabilities of Ontrack based on preliminary estimates. The actual allocation of the amount of such consideration may differ from that reflected in these unaudited pro forma combined condensed financial statements after valuations and other procedures have been completed. Below is a table of the estimated acquisition cost, estimated purchase price allocation and estimated amortization of intangible assets as of September 30, 1999 and January 1, 1998 (in thousands):

     September 30, 1999:
     -------------------
     Estimated acquisition price:
     Value of securities issued....................................... $121,606
     Cash consideration paid..........................................   19,920
     Acquisition costs................................................    4,110
                                                                       --------
     Total acquisition costs..........................................  145,636
     Deferred tax liability...........................................   20,388
                                                                       --------
     Total............................................................ $166,024
                                                                       ========
     Estimated purchase price allocation:
     Tangible net assets acquired..................................... $ 39,215
     Goodwill and intangible assets...................................  122,440
     In-process research and development..............................    4,369
                                                                       --------
     Total............................................................ $166,024
                                                                       ========
     Estimated amortization
     (based on amortization period of five years)
     Annual........................................................... $ 31,284
                                                                       ========

     January 1, 1998:
     ----------------
     Estimated acquisition price:
     Value of securities issued....................................... $121,606
     Cash consideration paid..........................................   19,920
     Acquisition costs................................................    4,110
                                                                       --------
     Total acquisition costs..........................................  145,636
     Deferred tax liability...........................................   20,388
                                                                       --------
     Total............................................................ $166,024
                                                                       ========
     Estimated purchase price allocation:
     Tangible net assets acquired..................................... $ 39,331
     Goodwill and intangible assets...................................  122,324
     In-process research and development..............................    4,869
                                                                       --------
     Total............................................................ $166,024
                                                                       ========
     Estimated amortization
     (based on amortization period of five years)
     Annual........................................................... $ 31,248
                                                                       ========

      LEGATO SYSTEMS, INC., INTELLIGUARD SOFTWARE, INC., VINCA CORPORATION
                      AND ONTRACK DATA INTERNATIONAL, INC.

     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL
                            STATEMENTS--(Continued)

  The tangible net assets acquired from Ontrack include cash, accounts receivable, other current assets and property and equipment. Liabilities assumed include accounts payable and other accrued liabilities.

  The amount allocated to the in-process research and development represents the estimated purchased in-process technology for projects that had not yet reached technological feasibility and have no alternative future use.

  The amount ultimately allocated to those projects identified as in-process research and development of Ontrack will be charged to the income statement in the period the valuation analysis is completed after the consummation of the acquisition. Such charges related to in-process research and development have not been included in the Legato unaudited pro forma combined condensed statement of operations since they are non-recurring in nature. However, the charges have been reflected in the Legato unaudited pro forma combined condensed balance sheet.

2. UNAUDITED PRO FORMA COMBINED EARNINGS (LOSS) PER SHARE

  The share information presented reflects Legato's two-for-one stock split (in the form of a dividend) effected August 13, 1999. The unaudited pro forma combined earnings (loss) per share is based on the weighted average number of common and common equivalent shares of Legato, 1,440,000 shares issued to Intelliguard shareholders, 1,530,732 shares issued to Vinca shareholders, and an estimated 1,485,022 shares to be issued to Ontrack shareholders for the nine-month period ended September 30, 1999 and the year ended December 31, 1998. The dilutive effect of stock options has been included in the unaudited pro forma combined condensed statement of operations for the nine months ended September 30, 1999 and excluded in the year ended December 31, 1998.

     LEGATO SYSTEMS, INC., INTELLIGUARD SOFTWARE, INC., VINCA CORPORATION,
                      AND ONTRACK DATA INTERNATIONAL, INC.

     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL
                            STATEMENTS--(Continued)


  The pro forma combined basic and diluted earnings per share information was determined as follows for the nine-months ended September 30, 1999 (in thousands):

                                                                Basic  Diluted
                                                                ------ -------
Legato shares used for earnings per share calculation.......... 81,353 87,802
Adjustment to give full period effect of Legato shares issued
 for the acquisition of Intelliguard...........................    480    480
Adjustment to give full period effect of Legato shares issued for the acquisition of Vinca..................................  1,191  1,191
Legato shares issued for the acquisition of Ontrack............  1,485  1,485
                                                                ------ ------
Pro forma combined Legato shares used for loss per share
 calculation................................................... 84,509 90,958
                                                                ====== ======

  The pro forma combined basic and diluted loss per share information was determined as follows for the year ended December 31, 1998 (in thousands):

Legato shares used for earnings per share calculation.......... 76,762
Legato shares issued for the acquisition of Intelliguard.......  1,440
Legato shares issued for the acquisition of Vinca..............  1,531
Legato shares issued for the acquisition of Ontrack............  1,485
                                                                ------
Pro forma combined Legato shares used for loss per share
 calculation................................................... 81,218
                                                                ======

3. PRO FORMA UNAUDITED COMBINED SHARES OUTSTANDING

  These unaudited pro forma combined condensed financial statements reflect the issuance of 1,485,022 shares of Legato common stock in exchange for the all of the outstanding shares of common stock of Ontrack as of September 30, 1999.

  The following table details the pro forma share issuance in connection with the acquisition as of September 30, 1999:

     Number of shares of Legato common stock issued for Ontrack net tangible assets.........................................  1,485,022
     Number of shares of Legato common stock outstanding as of
      September 30, 1999.......................................... 84,981,147
                                                                   ----------
     Number of Legato common shares outstanding after the
      completion of acquisition................................... 86,466,169
                                                                   ==========

     LEGATO SYSTEMS, INC., INTELLIGUARD SOFTWARE, INC., VINCA CORPORATION,
                      AND ONTRACK DATA INTERNATIONAL, INC.

     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL
                            STATEMENTS--(Continued)


4. PRO FORMA ADJUSTMENTS

  The unaudited pro forma combined condensed financial statements of Legato give effect to the following pro forma adjustments:

    (1) To reflect the cash consideration paid for the acquisition of Ontrack.

    (2) To reflect elimination of Ontrack's goodwill and intangible assets and record goodwill and intangible assets resulting from the allocation of the total amount of the consideration paid for the pending Ontrack acquisition prior to recording the deferred tax liability resulting from the acquisition.

    The $20.4 million recorded reflects an additional amount recorded to goodwill for the deferred tax liability attributed to the Ontrack acquisition since the amortization of goodwill related to the acquisition is not deductible for income tax purposes. The amount was determined based on applying the statutory income tax rate of 40% to the intangible assets recorded from the acquisition.

    (3) To reflect the accrual of direct costs arising from the pending acquisition of Ontrack, estimated at approximately $4,110,000 consisting primarily of investment banking, legal, accounting and filing fees.

    (4) To reflect the elimination of Ontrack additional paid in capital of $30.4 million and the issuance of Legato common stock and options to purchase common stock with the value of $121.6 million in connection with Legato's proposed acquisition of Ontrack.

    (5) To reflect the elimination of Ontrack's retained earnings of $17.1 million and estimated write-off of in-process research and development costs of $4.4 million. The estimated charges related to in-process research and development have not been included in the Legato unaudited pro forma combined condensed statement of operations since they are non-recurring in nature. However, the charges have been reflected in the Legato unaudited pro forma combined condensed balance sheet.

    (6) To reflect the elimination of Vinca's revenue relating to product revenue recognized from sales into the distributor channel as Legato does not recognize product revenue until products are sold to the end-user.

    (7) To reflect the amortization of goodwill and intangibles related to the acquisitions of Vinca and Intelliguard and proposed acquisition of Ontrack. Amortization related to the Vinca and Intelliguard acquisitions and proposed Ontrack acquisition are approximately $16.1 million, $11.6 million, and $23.5 million respectively, for the nine-months ended September 30, 1999, and $21.4 million, $15.6 million and $31.2 million, respectively for the year ended December 31, 1998.

      LEGATO SYSTEMS, INC., INTELLIGUARD SOFTWARE, INC., VINCA CORPORATION
                      AND ONTRACK DATA INTERNATIONAL, INC.

     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL
                            STATEMENTS--(Continued)


    Legato's statement of operations for the nine-month period ended September 30, 1999 includes $7.8 million of intangible amortization related to the Intelliguard acquisition completed in April 1999 and $3.6 million of intangible amortization related to the Vinca acquisition completed in July 1999.

    (8) Pro forma adjustments have been made to account for the operating losses of Intelliguard and Vinca and the tax benefit received from the amortization of goodwill and intangible assets from the acquisition of Intelliguard, amortization of intangible assets from the acquisitions of Vinca and Ontrack, in the pro forma combined condensed statement of operations by decreasing income tax expense by $10.3 million and $16.8 million at a statutory tax rate of 40% for the nine-months ended September 30, 1999 and the year ended December 31, 1998, respectively.

    Amortization of goodwill relating to the Vinca acquisition and proposed Ontrack acquisition is not deductible for income tax purposes. Therefore, no tax benefit from the amortization of goodwill for the acquisitions of Vinca and Ontrack is reflected in the unaudited pro forma combined condensed statement of operations herewith.

    (9) To reflect anti-dilutive effect of stock options as the unaudited pro forma combined condensed statement of operations results in a net loss for the year ended December 31, 1998 and to reflect the elimination of Ontrack's shares.

    (10) Charge for the write-off of purchase in-process research and development costs and merger-related expenses are non-recurring in nature. Therefore, the amounts are eliminated from the unaudited pro forma combined condensed statement of operations.

                              BUSINESS OF ONTRACK

Overview of Business

  Ontrack provides a wide range of computer services and software products that enable users to maintain constant access to their critical data and permit fast recovery from system failure.

  Ontrack's principal business is data recovery. Ontrack can recover lost or corrupted data from nearly all operating systems and types of storage devices, using thousands of proprietary tools and techniques. Ontrack performs data recoveries for Fortune 500 corporations, governmental agencies, educational and financial institutions, small businesses and individuals. Ontrack can perform remote data recovery via a modem and internet in many cases. In other cases, customers ship disk drives or other storage media to Ontrack for data recovery. Ontrack also offers a do-it-yourself data recovery software product and other data access and protection software. Ontrack believes it is the only company in the world offering this complete range of data recovery products and services. Ontrack also offers services in related areas such as computer evidence services for both civil and criminal cases. Ontrack's data recovery services revenues represented approximately 81% of total revenues in 1998, with software revenues representing the balance.

  Ontrack also offers proactive solutions to help prevent system failures and enable users to maintain access to data. In the past twelve months, Ontrack has developed or acquired technology that lets it offer a comprehensive single source solution for client and laptop data access and recovery:

  . Ontrack acquired Mijenix Corporation in July 1999. This lets Ontrack offer proactive software tools and diagnostics to help customers avoid system failure. Mijenix has developed several software products that enhance the use of Windows-based personal computer systems, including ZipMagic 2000 and FreeSpace compression tools, Fix-It Utilities 2000, and Ontrack SystemSuite 2000, a general purpose utility for Windows 95, 98 and NT operating systems. Mijenix also recently released a software update management tool called EasyUpdate. Mijenix had $4 million in revenues in 1998.

  . Ontrack acquired the Tiramisu product line in December 1998 from the German company Plug'n Play Computerberatung GbR and in 1999, re-named it EasyRecovery. EasyRecovery is a do-it-yourself data recovery software product. Ontrack sells EasyRecovery primarily over the Internet. EasyRecovery is effective in cases where the lost data is relatively easy to recover and does not require the expertise of a data recovery engineer. Ontrack is expanding promotion of the software and integrating the product line into its wide array of data recovery solutions.

  Ontrack also continues to market Disk Manager, its first software product. Disk Manager is a hard disk drive installation and partitioning utility for personal computers. The product facilitates the process of installing replacement or upgrade hard disk drives on personal computers. It also optimizes storage capacity on hard disk drives. Ontrack generally sells Disk Manager through hard disk drive manufacturers on an original equipment manufacturer (OEM) basis.

  Ontrack was incorporated in 1985 under the laws of the State of Minnesota. Ontrack's main office is located at 9023 Columbine Drive, Eden Prairie, Minnesota 55347, and its telephone number is (612) 937-1107.

Background of Data Recovery Business

  The amount of data stored in hard disk drives, floppy disks, CD-ROMs, magnetic tape and other types of storage media has been growing rapidly over the past several years. The growth in stored data has been fueled in part by the rapid expansion of the installed base of personal computers, midrange computers, servers and mainframes. With this proliferation of storage capacity has come an increased dependence on fast and reliable access to stored data in both the office and the home. Much of the stored data is essential, and sometimes mission-critical, to the user or the user's organization.

  Data can often become inaccessible to the user as a result of a wide variety of either hardware or software failures. Hardware failures involve physical damage to the mechanism that retrieves the data or to the storage media itself, including wear, aging, physical abuse, vandalism or environmental hazards. Software failures involve corruption of the software file structure that makes the data inaccessible, including user errors, improper or incompatible software installation or computer viruses. In both types of failures, the data often still exists on the storage media but cannot be retrieved by the user.

  In an effort to prevent data loss, users may pursue one or more protective measures. The most common method is to automatically or manually back up data on a routine basis for onsite or offsite storage. Backup systems and other data protection methods have become faster, more effective and more sophisticated in recent years, and computer users have invested heavily in faster drives and storage systems in an attempt to prevent data loss. Now many backup systems, such as disk array (RAID) systems, involve distribution of data across corporate networks to minimize loss in case of a hardware or software failure. Other methods of protecting data include securing access to computer equipment, implementing anti-virus procedures, and developing disaster recovery plans for floods, fires and other natural disasters. All of these methods may be helpful in reducing the likelihood of data loss in certain instances, and the use and effectiveness of these methods is likely to increase in future years. However, these methods are not used by all computer users, and they have not been able to prevent a wide variety of data loss situations from occurring and may not represent a cost-effective alternative.

  When users experience data loss, they generally first determine whether a backup has been made and, if so, whether it is current, easily accessible and functional. If not, the users will seek assistance from the nearest perceived computer expert, which may include an MIS department or other corporate personnel, a local computer store or a third party computer maintenance provider. In many cases, these people do not have the specialized training, software or equipment necessary to recover lost data, and their attempts to recover the data can actually exacerbate the data loss and hinder the data recovery. If these recovery efforts are unsuccessful, users are often informed or conclude that the data loss is "terminal" and that the data is not recoverable. In many cases, however, the lost data can be recovered by a properly trained and equipped data recovery specialist.

Data Recovery Services and Products

  Ontrack provides data recovery services and products to address a wide variety of data loss situations. Ontrack has the ability to recover data stored in nearly all types of storage media and operating systems, regardless of the sophistication or age of the storage media or the operating system.

  Customers worldwide can call Ontrack's customer service representatives to report a data loss. The customer service representative discusses the data loss situation with the customer and describes the availability of EasyRecovery software and Ontrack's service options, including an estimated cost range. In most cases, the customer ships the hard disk drive or other storage media by overnight courier to one of Ontrack's facilities. Remote Data Recovery and onsite service options are also available. Ontrack's data recovery engineers perform a thorough diagnostic evaluation to determine the nature and cause of the data loss, the quantity of data that can be recovered, and the prescribed course of data recovery. If the specified data cannot be recovered, Ontrack returns the storage media to the customer. If the specified data is recoverable, the sales representative quotes a specific price. If the customer elects to proceed, Ontrack performs the recovery using one or more of Ontrack's data recovery tools. These tools include numerous proprietary software programs and specialized devices, fixtures and other equipment. Ontrack stores the recovered data on the medium of the customer's choice, returns the data along with the customer's original equipment and invoices the customer.

  Ontrack acquired the Tiramisu product line in December 1998 from the German company Plug'n Play Computerberatung GbR. In 1999, the product was re-named EasyRecovery. EasyRecovery is sold primarily over the Internet. Ontrack has expanded promotion of the software and has integrated the product line into its wide array of data recovery solutions. EasyRecovery is effective in cases where the lost data is relatively easy to recover and does not require the expertise of a data recovery engineer. EasyRecovery provides risk-free reconstruction of data in many cases where the recovery requires rebuilding system software to access the data.

  Ontrack also offers services in related areas such as computer evidence services (CES) where Ontrack specializes in recovering and analyzing electronic documents and e-mail as critical evidence stored on a variety of computer platforms including corporate network, back-up and mainframe systems. CES provides the tools and techniques needed to identify and produce evidence for legal purposes while protecting confidential information.

Commercial Software Products

  Ontrack offers a range of software products that allow users to protect their computer equipment in a variety of circumstances.

  Retail Products

  Ontrack SystemSuite is a suite of integrated utility products that supports Windows 95, 98, NT and 2000 operating systems and is designed to keep PC systems operating at peak performance. It includes some or all of the functionality found in the EasyUninstall, Fix It Utilities and Zip Magic products.

  EasyUninstall is a software utility program that assists users in removing unwanted personal computer files and programs.

  Fix-It Utilities is a software utility program for Windows 95/98 and Windows NT that defragments disks, recovers deleted files, cleans and optimizes the Windows registry, provides system monitoring and includes other system administration functionality.

  ZipMagic is a software program that provides a patented method for viewing and handling compressed files. The ZipMagic 2000 version of the product includes the capability to stop and resume Internet downloads, a DOS command line version, the ability to split self-extracting zip files into predetermined sizes, and anti-virus program support.

  Corporate/Other Products

  Disk Manager DiskGo! is a software utility that assists users in the installation of hard disk drives.

  EasyUpdate is an Internet software development kit (SDK) for Windows 95/98 and Windows NT that allows software and hardware vendors to create an automatic "product updater" for end users to get software patches and drivers through an ftp or http connection.

  Data Advisor is a self-booting software diagnostic utility that assists users in determining what is preventing access to their data. The utility scans systems for memory errors and a wide variety of disk corruptions that can lead to data loss.

  Ontrack Y2K Advisor is a software utility that assists users in assessing whether a computer's Basic Input/Output System (BIOS) firmware and Real-Time Clock (RTC) will properly roll over to the year 2000.

  EasyRecovery is a software product that can recover files from a variety of hard disk problems, including corrupt FAT tables, inaccessible partitions, virus attacks, and accidental reformatting. EasyRecovery scans a drive and rebuilds the file table in memory to facilitate the safe transfer of data to another device.

Research and Development

  Ontrack's staff of 65 software developers continually develops and updates Ontrack's data recovery tools and commercial software products. In addition, in the performance of data recovery services, Ontrack's data recovery engineers collaborate with the software developers in creating new tools and procedures. Ontrack will devote additional software development resources to developing new software products related to the data recovery and protection business.

Sales and Marketing

  Ontrack has historically generated a large proportion of its data recovery services revenue as a result of general name recognition, referrals from existing customers and disk drive manufacturers and advertising. Ontrack believes it must expand and change its marketing efforts to achieve growth in the data recovery business. Ontrack continues to develop and support its Web site and will focus on Internet-related marketing. The EasyRecovery software product is principally marketed over the Internet and Ontrack plans to develop further products that will serve the needs of a range of potential customers visiting the Web site.

  Ontrack has dedicated sales and marketing resources to obtain relationships with other computer service companies which would offer Ontrack's data recovery services to their customers as part of their service offerings. In addition, Ontrack advertises its services and products through direct mail, periodicals and trade journals and participates in selected industry trade shows.

  Ontrack markets its retail software products through its sales force, which deals principally with distributors who then sell Ontrack products into the retail channels. Ontrack markets Disk Manager and other commercial software products through its sales force, which attempts to maintain and expand relationships with hard disk drive manufacturers and other corporate partners for sales on an OEM basis.

Customers

  Ontrack provides data recovery services to a broad range of customers, including Fortune 500 companies, governmental agencies, educational and financial institutions, as well as small businesses and individuals. Ontrack believes a greater proportion of its sales will come from small businesses and individuals as it increases its focus on sales of do-it-yourself software and remote data recovery.

  Ontrack's retail software products are sold to third party distributors who then resell the products into retail stores. Disk Manager is sold principally on an OEM basis to hard disk drive manufacturers. Historically sales of software products to individual OEMs have varied from period to period and there can be no assurance that such deviations will not continue.

  No single customer accounted for 10% or more of Ontrack's revenues in 1996, 1997 or 1998.

Competition

  The data recovery market is currently served by a large number of relatively small, independent service providers. Competition among these firms is intense and barriers to entry are low for competitors seeking to offer data recovery services. A large number of new, relatively small, data recovery companies have entered the marketplace in recent years. Ontrack believes that the primary competitive factors in the data recovery business are name recognition, the effectiveness of the data recovery services, the ability to operate within a large number of operating environments with a variety of storage media, the timeliness of the services, the number of emergency and custom services provided, and cost. Ontrack believes that its broad product and service line, its experience with data storage, its substantial investment in personnel, its data recovery tools and its remote data recovery capabilities provides it with a significant competitive advantage.

  The computer software industry is highly competitive and characterized by significant and rapid technological advances. Ontrack's retail software products compete with products offered by much larger companies such as Network Associates and Symantec. These competitors have greater economic resources and more name and brand recognition than Ontrack and there can be no guarantee that Ontrack's products will compete successfully in the future. Ontrack currently sells the vast majority of its Disk Manager software to hard disk drive manufacturers on an OEM basis, and there is no assurance that any such relationships will continue. Developers of competing software may offer their products to the OEMs at prices lower than those of Ontrack's products. This price competition may cause Ontrack to lose OEM customers or may force Ontrack to lower its prices, which may have a material adverse effect on software revenues and margins. In addition, as higher capacity drives and improved operating systems are designed and marketed, Ontrack must continue to develop and market enhanced versions of its products to complement the new technologies.

Proprietary Technology

  Ontrack currently relies on a combination of copyright, trademark and trade secret laws, non-disclosure agreements and other methods to protect its proprietary technology. In addition, Ontrack has applied for patents in the United States and certain other countries relating to technology used in Remote Data Recovery. In July 1998, Ontrack also filed a U.S. patent application covering technology for remote virus scanning and repair. There can be no assurance that any meaningful patent protection will result from these patent applications and/or that systems or methods disclosed in the patent applications do not infringe any third party patents or copyrights. There can be no assurance that any future patents acquired by Ontrack will be of sufficient scope or strength to provide meaningful protection of its products and technologies. In addition, Ontrack's proprietary technology involves the use of copyrightable material such as computer software. Existing copyright laws afford only limited protection, and it may be possible for unauthorized third parties to copy Ontrack's products and processes or to reverse engineer or obtain and use information that Ontrack regards as proprietary. Ontrack also relies on proprietary processes and techniques, materials expertise and trade secrets applicable to the computer data recovery industry. Ontrack believes that these proprietary rights may provide it with a competitive advantage as important, if not more important, to Ontrack as patent protection. There can be no assurance that protective measures taken by Ontrack will provide Ontrack with adequate protection of its proprietary information or with adequate remedies in the event of unauthorized use or disclosure.

Company Offices

  Ontrack's main office is in Eden Prairie, Minnesota. In addition, Ontrack has offices in Los Angeles, California, Washington, D.C., Boulder, Colorado, New York, London, England, Stuttgart, Germany, and Paris, France. Each of Ontrack's facilities has stand alone data recovery capabilities, except for the Boulder, Colorado, office and the Paris office, which is strictly a sales office. Ontrack also offers data recovery, data conversion and consulting services in Tokyo, Japan through a licensing arrangement with Y-E Data, a subsidiary of Yaskawa Electric, Inc., a major technology company.

Employees

  As of December 1, 1999, Ontrack had a total of 337 full time employees, including 96 in data recovery engineering, 65 in software development, 91 in sales and marketing, 18 in customer support and 67 in administration and finance. None of Ontrack's employees are represented by a labor union or are subject to a collective bargaining agreement. Ontrack has never experienced a work stoppage and believes its employee relations are good.

  The success of Ontrack depends in large part upon the ability of Ontrack to recruit and retain qualified employees, particularly highly skilled engineers. The competition for such personnel is intense. There can be no assurance that Ontrack will be successful in retaining or recruiting key personnel.

Properties

  Ontrack maintains its headquarters in Eden Prairie, Minnesota, in approximately 62,200 square-foot leased facilities, expiring in August 2009. Ontrack also leases approximately 7,200 square feet of space in Los Angeles under a lease expiring in July 2001; approximately 7,800 square feet of space in Washington, D.C. under a lease that expires in June 2003; approximately 6,000 square feet of space in the New York metropolitan area under a lease which expires in July 2001; and approximately 8,300 square feet in Boulder, Colorado under a lease that expires in December 2000.

  Ontrack also leases approximately 5,600 square feet of space which expires in November 2005 and another 5,200 square feet of space which expires in April 2008 for its office in London. Additionally, approximately 8,600 square feet of space is leased for its office in Stuttgart under a lease which expires in October 2001 and approximately 500 square feet of space in Paris office under a month-to-month lease.

  The Minneapolis, Washington, D.C., New York and Stuttgart leases each have a three-to-five year option for extension. The Boulder, Colorado, lease has two three-year renewal options.

Legal Proceedings

  From time to time Ontrack has been, or may become, involved in litigation proceedings incidental to the conduct of its business. Ontrack does not believe these proceedings presently pending will seriously harm Ontrack's financial position or its results of operations.

           ONTRACK MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Overview

  Ontrack's data recovery revenues are derived principally from the performance of data recovery services and the sale of data recovery products. The principal factors affecting data recovery service revenues are the number and type of data recovery jobs Ontrack performs during the period. Ontrack's data recovery revenues are dependent on the occurrence of numerous isolated data loss events and on potential customers' decisions to use Ontrack's services and products when a data loss occurs.

  Up through the second quarter of 1999, software revenues were derived principally from royalties on the use of Disk Manager by hard disk drive OEMs in their disk drive products sold through distribution channels. The market in which the OEMs are selling their products is becoming increasingly cost competitive. They are faced with offering products with increased storage capacity while being unable to increase the price of their products. Consequently these OEMs are extremely cost conscious when it comes to bundling third party software products with their drives. Although Disk Manager continues to be used in greater quantities, the price per unit charged to the OEMs has been decreasing rapidly. Beginning in the third quarter of 1999, software revenues include sales of retail software products of Ontrack's newly acquired wholly-owned subsidiary Mijenix Corporation in Boulder, Colorado. Ontrack acquired Mijenix in July 1999.

  International revenues consist of data recovery services and products from Ontrack's wholly-owned subsidiaries in London, England, Stuttgart, Germany, and Paris, France and royalties from the license of Ontrack's data recovery technology in Japan to Y-E Data, a Japanese company. Total international revenues were 22%, 20% and 17% of consolidated revenues for the years ended December 31, 1998, 1997 and 1996, respectively.

Results of Operations

  The following table sets forth the results of operations data for Ontrack for each of the five years in the period ended December 31, 1998 and for the nine months ended September 30, 1999 and 1998. The information for the nine months ended September 30, 1999 and 1998 has been derived from unaudited consolidated financial statements of Ontrack that, in the opinion of management, reflect all recurring adjustments necessary to fairly present this information when read in conjunction with Ontrack's Consolidated Financial Statements and notes thereto appearing elsewhere in this proxy statement/prospectus.

(In thousands, except per share amounts)

                                                                    Nine Months
                                                                       Ended
                                  Year Ended December 31,          September 30,
                          --------------------------------------- ---------------
                           1998    1997    1996    1995    1994    1999    1998
                          ------- ------- ------- ------- ------- ------- -------
Total revenue...........  $35,841 $35,249 $26,763 $17,145 $11,734 $29,522 $27,044
Gross profit............   28,512  29,491  22,241  14,079   9,468  22,319  21,759
Income from operations..    5,981   7,400   4,632   3,465   1,548   4,515   5,183
Net income..............    5,198   5,656   3,124   2,205   1,505   3,565   4,354
Net income per share,
 diluted................  $  0.52 $  0.56 $  0.38 $  0.28 $  0.19 $  0.36 $  0.43

Comparison of Nine Months Ended September 30, 1999 and 1998

  Revenues

  Data Recovery Services And Products. Ontrack's data recovery services and products revenues for the third quarter of 1999 increased 25% compared to the third quarter of 1998. For the nine months ended September 30, 1999, data recovery services and products revenues increased 11%. Data recovery services and products revenues consist of the following:

                                                  Three Months     Nine Months
                                                      Ended           Ended
                                                  September 30,   September 30,
                                                 --------------- ---------------
                                                  1999    1998    1999    1998
                                                 ------- ------- ------- -------
Data recovery lab services...................... $ 7,014 $ 7,120 $18,993 $20,394
Remote data recovery services...................     355     251   1,305     551
Data recovery products..........................     564     --    1,747     --
Information management services.................   1,589     230   2,435   1,096
                                                 ------- ------- ------- -------
  Total data recovery services and products
   revenues..................................... $ 9,522 $ 7,601 $24,480 $22,041
                                                 ======= ======= ======= =======

  The increases in revenues from remote data recovery services and data recovery products are a result of Ontrack's efforts to leverage its data recovery technology into new revenue generating products and services. Information management revenues increased dramatically in the third quarter in part due to a large project, which contributed approximately $1.1 million in revenue during the quarter. This project will continue to generate revenue in the fourth quarter of 1999. The remaining increase in information management revenue is a result of increased project opportunities.

  Software. Ontrack's software revenues for the third quarter of 1999 increased 72% compared to the third quarter of 1998. The increase is due entirely to sales of products of Ontrack's newly acquired wholly-owned subsidiary headquartered in Boulder, Colorado, Mijenix Corporation. These products contributed approximately $1.2 million in revenue during the quarter. For the nine months ended September 30, 1999, software revenues increased 1% compared to the first nine months of 1998. The increase is a net result of the new revenues Mijenix generated combined with a decline in the sales of Disk Manager. While Disk Manager continues to contribute strong operating margins, downward pricing pressure continues from Ontrack's main customers.

  Gross Margins

  Data Recovery Services and Products. Gross margins on data recovery services and products revenues for the third quarter and nine months ended September 30, 1999 were 76% and 74%, respectively, compared to 79% and 80% for the comparable periods of 1998. The decreases are due primarily to the amortization of capitalized software related to the EasyRecovery product line and, to a lesser degree, higher data recovery engineering labor costs.

  Software. Gross margins on software revenues for the third quarter and nine months ended September 30, 1999 were 80% and 81%, respectively, and were approximately the same as the comparable periods of 1998. As revenues from Mijenix's products make up a larger portion of software revenues, software gross margins are expected to decline to the range of 70% to 75%.

  Operating Expenses

  Research and Development. Research and development expenses for the third quarter of 1999 increased 15% compared to the third quarter of 1998 and decreased 2% in the first nine months of 1999 compared to the same period of 1998. As a percentage of revenues, research and development expenses were 17% for both the third quarter and nine months ended September 30, 1999, compared to 19% for the comparable periods of 1998. The third quarter increase is due primarily to research and development expenditures incurred by Mijenix as they prepare new products for launch.

  Sales And Marketing. Sales and marketing expenses for the third quarter of 1999 increased 19% compared to the third quarter of 1998 and increased 11% in the first nine months of 1999 compared to the same period of 1998. The increases are due principally to the activities of Mijenix. As a percentage of revenues, sales and marketing expenses were 23% and 24% for the third quarter and nine months ended September 30, 1999, respectively, compared to 25% and 24% for the comparable periods of 1998. The decline in third quarter percentage is due to the increase in consolidated revenues.

  General and Administrative. General and administrative expenses for the third quarter of 1999 increased 15% compared to the third quarter of 1998 and increased 5% in the first nine months of 1999 compared to the same period of 1998. The increases are due mainly to the expenses of Mijenix. As a percentage of revenues, general and administrative expenses were 17% and 18% for the third quarter and nine months ended September 30, 1999, respectively, compared to 20% and 19% for the comparable periods of 1998. The decreased percentage is due to increased revenues, as general and administrative expenses do not fluctuate directly with revenues.

  Goodwill

  Effective July 15, 1999 Ontrack completed the acquisition of Mijenix. The purchase price consisted of $6 million in cash and 215,345 shares of Ontrack common stock. The acquisition is being accounted for as a purchase and accordingly, goodwill of $7.3 million was recorded. The terms of the purchase contain an earn-out whereby the former shareholders of Mijenix can receive up to $2.5 million of additional consideration if certain financial goals are met during the period July 16, 1999 to December 31, 1999.

  Goodwill is being amortized over a period of 60 months. Any amounts paid pursuant to the earn-out will be added to the purchase price and amortized over the remainder of the 60-month period.

  Interest and Other Income

  The decrease in interest and other income for the third quarter and nine months ended September 30, 1999 is due principally to exchange differences resulting from currency fluctuations in the value of the Euro against the US dollar.

  Provision for Income Taxes

  For the third quarter and nine months ended September 30, 1999, Ontrack provided for taxes at effective rates of 34% and 33%, respectively. The effective rate is lower than the statutory rate because of the impact of tax-exempt interest income earned on investments and research and development credits.

  Net Income per Share

  The changes in basic and diluted net income per share for the third quarter and nine months ended September 30, 1999 and 1998 are due to changes in net income.

Comparison of Years Ended December 31, 1998 and 1997

  Revenues

  Service revenues increased 9% to $29.2 million in 1998 from $26.7 million in 1997. This compares to growth in service revenue of 35% from 1996 to 1997. Historically, Ontrack had seen consistent growth in its service revenues. However, beginning in the fourth quarter of 1997 and continuing throughout 1998, Ontrack's service revenues have been flat. Quarterly service revenues for the past six quarters have been as follows (in millions):

            1997                                       1998
      -------------------            -----------------------------------------------------------------
       Q3           Q4                Q1                Q2                Q3                Q4
      -----        -----             -----             -----             -----             -----
      $ 7.2        $ 7.3             $ 7.2             $ 7.2             $ 7.6             $ 7.2

  Ontrack believes the factors contributing to the lack of growth in its data recovery service business include the following:

  . The number of data recovery opportunities at the high end of the market has declined as a result of investments by potential customers in storage and back-up technologies;

  . There has been an increase in the number of small companies performing low end data recovery services. Although the technology of these companies does not match that of Ontrack, they have had a negative impact upon service revenue growth; and

  . Ontrack has not had a service or product for customers who preferred a low cost, do-it-yourself solution to data loss, and many potential customers looked elsewhere for a solution.

  In 1999 Ontrack plans to undertake several initiatives in order to grow its revenues, including diversification of its current business and promotion of its do-it-yourself data recovery software product and remote data recovery business. There is no assurance that Ontrack's strategies to enhance its growth in service revenues will be successful in the near term, or at all.
  Software revenues decreased 23% to $6.6 million in 1998 from $8.6 million in 1997. Disk Manager is Ontrack's principal software product and comprised 92% and 87% of software revenue in 1998 and 1997. The decrease in Disk Manager revenue was attributed to lower per unit prices for Disk Manager charged by Ontrack due to pricing pressure from the OEMs. Ontrack expects this situation to continue and expects 1999 revenues from Disk Manager to decline further.

  Gross Margins

  Services. Gross margins on service revenues were 79% in 1998 compared to 83% in 1997. In 1997 Ontrack decided that in order to support the growth in service business that it anticipated, it needed to add people and expand geographically. Accordingly, in late 1997 and 1998, Ontrack opened new offices in San Jose, California, the New York City area, and Paris, France. These new offices required additional staff and along with headcount expansions in its other locations, resulted in Ontrack's worldwide headcount growing from 236 in January, 1997 to 293 in January, 1998, to 311 by the end of December, 1998. These increases coupled with slower growth in service revenues caused Ontrack's service gross margin percentage to decline to 76% in the 4th quarter of 1998.

  Ontrack expects service margin percentages to remain at or below the percentage experienced in the fourth quarter of 1998 until the strategies discussed earlier produce incremental growth in service revenues.

  Software. Gross margins on software revenues were 81% in 1998 compared to 84% in 1997. The decreased percentage was attributed to lower per unit prices on royalty revenues. As revenues from Disk Manager software continue to decline, Ontrack expects its software margin percentage also to decline.

  In December, 1998 Ontrack purchased the Tiramisu software product line. The purchase price of $2.1 million was recorded as capitalized software on Ontrack's balance sheet. This asset will be amortized into cost of sales over the life of the software, which will reduce the 1999 margin percentage for the software business from historical levels.

  Operating Expenses

  Research and Development. Research and development expenses decreased 6% to $6.5 million in 1998 from $6.9 million in 1997. As a percentage of revenue, research and development expenses were 18% in 1998 and 20% in 1997. The decline was due principally to lower incentive compensation, as Ontrack did not achieve its targeted revenue and profit goals.

  Ontrack's research and development efforts are expended primarily in four main areas: the development of new data recovery tools and techniques, the development and continued expansion of its remote data recovery capabilities, continued upgrading and maintenance of its primary software product, Disk Manager, and research into new products and services. Ontrack expects to allocate more of its research and development resources towards the development of new products and services in future periods.

  Sales and Marketing. Sales and marketing expenses increased 14% to $9.0 million in 1998 from $7.9 million in 1997. As a percentage of revenues, sales and marketing expenses were 25% in 1998 and 23% in 1997. The increase in sales and marketing dollars was due to three main factors: 1) efforts to increase Ontrack's base of corporate and service partners who refer data loss situations to Ontrack, 2) efforts to obtain awareness of Ontrack's remote data recovery capabilities, 3) increased efforts in Europe with the Stuttgart, Germany office's first full year of operations and the opening of a sales office in Paris, France. The increase in such expenses as a percentage of sales was due to the lower than anticipated increase in service revenues and decline in software revenues.

  General and Administrative. General and administrative expenses decreased 3% to $7.0 million in 1998 from $7.2 million in 1997. As a percent of revenues, general and administrative expenses were 20% in 1998 and 21% in 1997. The decreases arose principally from lower incentive compensation due to Ontrack not achieving its targeted revenue and profit goals.

  Interest and Other Income

  Interest and other income increased to $1.5 million in 1998 from $1.1 million in 1997. The increase was due to increased cash and marketable securities balances throughout 1998 compared to 1997.

  Provision for Income Taxes

  Ontrack's effective tax rate was 31% in 1998 compared to 34% in 1997. The decrease in the rate for 1998 was due principally to tax exempt interest earnings being a higher percentage of pre-tax income in 1998 compared to 1997. Corporate statutory tax rates in England approximated those in the United States for these periods while the German statutory tax rate for 1998 was approximately 42%.

  Diluted Net Income Per Share

  Diluted net income per share decreased 7% to $0.52 in 1998 from $0.56 in 1997. The decrease was due to lower net income.

Comparison of Years Ended December 31, 1997 and 1996

  Revenues

  Ontrack's total revenues increased 31% to $35.2 million in 1997 from $26.8 million in 1996.

  Services. Service revenues increased 36% to $26.7 million in 1997 from $19.7 million in 1996. The increase was due to more data recovery jobs being performed on a worldwide basis. The increase in jobs was a result of an increased awareness by computer users of Ontrack's services as well as the addition of new data recovery facilities that opened in Stuttgart, Germany in November, 1996 and San Jose, California in September, 1997.

  Software. Software revenues increased 21% to $8.6 million in 1997 from $7.1 million in 1996. Disk Manager comprised 87% and 85% of software revenue in 1997 and 1996, respectively. The increase in Disk Manager revenue was attributed to higher volumes of shipments of hard disk drives by Ontrack's customers who include copies of Disk Manager. These volume increases were partially offset by lower per unit prices for Disk Manager charged by Ontrack.

  Gross Margins

  Services. Gross margins on service revenues were 83% in 1997 compared to 86% in 1996. The decrease in gross margin percentage in 1997 was principally due to costs relating to the new offices in Germany and San Jose as well as the addition of additional engineering personnel. Ontrack views the addition of qualified engineers as critical to its growth strategy in order to support growth in the data recovery business.

  Software. Gross margins on software revenues were 84% in 1997 compared to 76% in 1996. The improved gross margin percentage was attributed to the increase in royalty revenue as a percent of total software revenues, which involve minimal costs to Ontrack. Future gross margins in the software business will continue to be impacted by the mix of royalty and non-royalty revenues.

  Operating Expenses

  Research and Development. Research and development expenses increased 35% to $6.9 million in 1997 from $5.1 million in 1996. The increase was due to the addition of software developers and data recovery engineers who perform research and development activities. Also contributing to the increase was completion in 1997 of the development of a new process to provide diagnostic and data recovery services on a remote basis. As a percentage of revenue, research and development expenses were 20% in 1997 and 19% in 1996. Research and development expenses, and such expenses as a percentage of revenues, may fluctuate in the future as Ontrack identifies and responds to such market opportunities as remote data recovery services, or as necessary to respond to new technologies that pose challenges in the data recovery and software businesses.

  Sales and Marketing. Sales and marketing expenses increased 11% to $7.9 million in 1997 from $7.1 million in 1996. As a percentage of revenues, sales and marketing expenses were 23% in 1997 and 26% in 1996. The decrease in percentage was due principally to 1996 being a year of investing heavily in additional sales and marketing personnel to support the anticipated growth in service revenue. Additional investments were not made to the same extent in 1997. The decreased percentage was also partially due to the 21% increase in software revenue. Software revenue is reliant principally on shipments of hard drives by Ontrack's customers and is not directly influenced by Ontrack's sales and marketing activities.

  General and Administrative. General and administrative expenses increased 31% to $7.2 million in 1997 from $5.5 million in 1996. As a percent of revenues, general and administrative expenses were 21% in both 1997 and 1996. The increase in dollars spent was due in part to costs incurred in connection with the opening of Ontrack's new offices in Stuttgart, Germany and San Jose, California as well as the cost of being a public company for a full year in 1997.

  Interest and Other Income

  Interest and other income increased to $1.1 million in 1997 from $0.3 million in 1996. The increase was due to increased cash and marketable securities balances, resulting from Ontrack's initial public offering completed in October 1996 and from cash flows generated from its operations.

  Provision for Income Taxes

  Ontrack's effective tax rate was 34% in 1997 compared to 37% in 1996. The decrease in the rate for 1997 was due principally to the cash received from Ontrack's initial public offering being invested in tax-exempt securities. Corporate statutory tax rates in England approximated those in the United States for these periods while the German statutory tax rate for 1997 was approximately 42%.

  Diluted Net Income Per Share

  Diluted net income per share increased 47% to $0.56 in 1997 from $0.38 in 1996. The increase was due to higher net income, partially offset by increases in weighted average shares outstanding resulting from Ontrack's initial public offering in October 1996.

Liquidity and Capital Resources

  Net cash flows from operations were $4.0 million and $2.4 million for the nine months ended September 30, 1999 and 1998, respectively. Cash used in investment activities was primarily for the Mijenix acquisition discussed above, and for the purchases of furniture and equipment.

  Ontrack has invested its cash principally in high-grade taxable and tax exempt government securities. As of September 30, 1999, $3.5 million is classified as long-term, with the remaining amount classified as cash and cash equivalents or short-term marketable securities.

  Ontrack expects that its current cash and marketable securities balances along with cash generated from its operations will be adequate to meet its capital needs for the foreseeable future.

Year 2000 Compliance

  The "Year 2000" problem concerns the inability of existing information systems to properly recognize and process date-sensitive information beyond January 1, 2000. If not corrected, these systems could fail or create erroneous information. Ontrack has undertaken various initiatives to evaluate and respond to the potential impact of the Year 2000 issue on its computer and other operating systems. A Year 2000 committee has formulated a plan to address the Year 2000 issue. Under this plan, Company personnel have identified business systems that are critical to the Company's business operations that require testing. Ontrack has completed testing and remediation of its software products, the software and hardware used in product development, its internal systems, non-information technology systems, the hardware and software tools it uses in its data recovery business and the systems in its satellite offices. Ontrack has completed this testing and remediation except for certain systems that are being updated for reasons other than Year 2000 compliance. These systems are expected to be tested and remediated by December 31, 1999.

  Ontrack is also communicating and working with its significant vendors, customers and other business partners to minimize Year 2000 risks and protect Ontrack and its customers from potential service interruptions. However, Ontrack could be adversely affected by the failure of third parties to become Year 2000 compliant, including the risk of operational outages due to disruptions in communications or electrical service. Although Ontrack believes the effect of such disruptions would be localized and temporary, there is no assurance that these or other Year 2000 risks will not have a material financial impact in any future period.

  After assessing the information received from vendors, customers and other business partners, and evaluating the completion of its Year 2000 project, Ontrack believes all systems will be compliant and does not anticipate any problems due to the date change. In the event that a system should fail, plans have been developed to allow daily operations to continue.

  Ontrack believes that its expenses for the Year 2000 compliance through September 30, 1999 are not material, and total expenses for compliance are not expected to exceed $100,000.

Quantitative And Qualitative Disclosures About Market Risk

  Ontrack has three foreign subsidiaries, located in England, Germany, and France and generates approximately 22% of its revenues outside of North America. Ontrack's ability to sell its products in these foreign markets may be affected by changes in economic, political or market conditions in the foreign markets in which it does business. The impact of the stronger U.S. dollar on the translation of foreign currency-denominated sales and related gross profit thereon was not material in 1998 and 1997.

  Ontrack experiences foreign currency gains and losses, which are reflected in Ontrack's income statement, due to the strengthening and weakening of the U.S. dollar against the currencies of Ontrack's three foreign subsidiaries and the resulting effect on the valuation of the intercompany accounts. The net exchange gain or loss arising from this was not material in 1998, 1997 and 1996. Ontrack anticipates that it will continue to have exchange gains or losses from foreign operations in the future.

  Ontrack's net investment in its foreign subsidiaries was $798,000 and $299,000 at December 31, 1998 and 1997 translated into U.S. dollars using the year end exchange rates.

Forward-Looking Statements

  Information included in this Ontrack Management's Discussion and Analysis of Financial Condition and Results of Operations which uses forward-looking terminology such as "may," "will," "expect," "plan," "intend," "anticipate," "estimate," or "continue" or other variations thereon constitutes forward-looking information. The factors set forth below and other risk factors described elsewhere in this Proxy Statement/Prospectus constitute cautionary statements identifying important factors with respect to such forward looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements:

  . The computer industry is characterized by rapid technological changes and frequent introductions of new enhanced products and Ontrack must constantly adapt its data recovery techniques, its data recovery hardware and software tools and its commercial software products to keep pace with these technological changes;

  . Ontrack intends to invest in product development, joint ventures, acquisitions and other projects to enhance its revenues, and there is no assurance that these projects will yield the desired growth in revenues and earnings;

  . Future technological developments in computer operating systems, automatic data backup systems and other data protection techniques have the potential to eliminate or reduce the risk of data loss;

  . Ontrack's software revenues depend on disk drive shipments by OEM's and trends in the disk drive industry which Ontrack cannot control;

  . Addressing the Year 2000 issue may involve greater cost or delay than anticipated by Ontrack, and some parts of the solution will depend on the efforts of third parties;

  . Ontrack depends to a large degree on its ability to attract and retain technical personnel; and

  . If Legato and Ontrack do not integrate their technologies and operations effectively (including the integration of Mijenix into Ontrack), some or all of the expected benefits of the merger may not occur and Ontrack's expected results may not occur.

                               ONTRACK MANAGEMENT

  The executive officers and directors of Ontrack are as follows:

           Name             Age              Position with Ontrack
           ----             ---              ---------------------
Michael W. Rogers..........  43 Chairman and Chief Executive Officer
Lee B. Lewis...............  52 President, Chief Operating Officer and Director
Gary S. Stevens............  42 Senior Vice President, Engineering and Director
Thomas P. Skiba............  44 Vice President and Chief Financial Officer
John M. Bujan..............  55 Vice President, General Counsel and Secretary
Jeffrey J. May.............  57 Vice President, Product Management
John E. Pence..............  52 Director
Robert M. White, Ph.D. ....  61 Director
Roger D. Shober............  61 Director

  Michael W. Rogers has served as Chief Executive Officer of Ontrack since 1986 and as Chairman since 1989. Additionally, Mr. Rogers has served as a Director of Ontrack since 1985 and from 1989 to May 1996 as Chief Financial Officer. From 1980 to 1985, Mr. Rogers was employed by Control Data Corporation ("CDC"), where he served as a Senior Developer of diagnostic software routines and as a Senior Electrical Engineer and an Electrical Engineer for software and hardware development. From 1978 to 1980, he was an Associate Engineer with Westinghouse Bettis Atomic Power Laboratory, a subsidiary of Westinghouse Electric Corporation.

  Lee B. Lewis has served as President and Chief Operating Officer of Ontrack since February 1999 and as Director since May 1999. From 1993 to 1998, Mr. Lewis was employed by Ancor Communications, Inc., most recently as Vice President, Administration. From 1982 to 1993 Mr. Lewis was employed by Magnetic Data, Inc. in various positions, most recently as Vice President/General Manager of the Minnesota Division.

  Gary S. Stevens has served as Senior Vice President, Engineering and as a Director of Ontrack since 1985. From 1979 to 1985, Mr. Stevens was a designer and diagnostic programmer of disk subsystems for CDC.

  Thomas P. Skiba has served as Vice President and Chief Financial Officer of Ontrack since May 1996. From 1992 to April 1996, Mr. Skiba was Chief Financial Officer of IVI Publishing, Inc., a publicly-held electronic publisher of health and medical information.

  John M. Bujan has served as General Counsel and Secretary to Ontrack since March 1996 and Vice President since 1999. From 1981 to March 1996, Mr. Bujan was the principal of John M. Bujan, P.A., an Edina, Minnesota law firm concentrating in business and commercial matters and computer software licensing. From 1985 through March 1996, John M. Bujan, P.A. provided legal services to Ontrack.

  Jeffrey J. May has served as Vice President, Product Management since June, 1999. From 1988 to 1998, Mr. May was the Owner and Chief Executive Officer of Fitness Master, Inc. From 1990 to 1991, Mr. May was employed by Digital Equipment Corporation, most recently as General Manager of their Film Head Division. From 1987 to 1989, Mr. May was employed by Lafe Magnetics, Ltd., most recently as Vice President of US Business Activities.

  John E. Pence served as President of Ontrack from 1985 until 1998 and has served as a Director of Ontrack since 1985. From 1971 to 1985, he was employed by CDC, where he served as Department Head for the Program Management Office for CDC's mini-micro peripheral development (1984 to 1985), managed the Technical Support organization for worldwide support of CDC's plug compatible peripheral business (1981 to 1984) and served in various other capacities related to software development and computer programming (1971 to 1981).

  Robert M. White, Ph.D. is a University Professor and has served as the Head of the Department of Electrical and Computer Engineering at Carnegie Mellon University since 1993. He previously served as Vice President and Chief Technical Officer of CDC, and in 1990 was appointed by President Bush and served as the first Under Secretary of Commerce for Technology until 1993. He is also a director of ENSCO, Inc., a contract research firm, and STMicroelectronics, a manufacturer of semiconductors. He is a member of the National Academy of Engineering.

  Roger D. Shober served as President and Chief Operating Officer of Ontrack from September 21, 1998 until February 11, 1999. He is a retired executive with 38 years of management experience within the computer industry. Most recently, he served as Executive Vice President of World Wide Operations at Control Data Systems from 1991 to 1994, as President and Chief Operating Officer of Rigidyne, Inc., a hard disk drive research and development company that was subsequently acquired by Seagate, from 1988 to 1991 and as Executive Vice-President of Micom Systems, Inc., a manufacturer of data communications equipment, from 1986 to 1988.

Other Information Regarding the Board

  Meetings. During 1998, the Board of Directors met four times and held three telephonic meetings. Each director attended more than 75% of the meetings of the Board of Directors or any Committee on which such director served.

  Board Committees. The Audit Committee, currently consisting of Dr. White (Chairman), and Mr. Shober, met once in 1998. Among other duties, the Audit Committee reviews Ontrack's accounting, auditing and reporting practices, makes recommendations concerning the work of Ontrack's independent auditors and reviews the adequacy of internal controls.

  The Compensation Committee, currently consisting of Mr. Shober (Chairman), Mr. Pence and Dr. White, met three times in 1998. The Compensation Committee's duties include establishing salaries, bonuses and other compensation for Ontrack's executive officers, and for the administration of the Non-Qualified Stock Option Plan, the 1996 Stock Incentive Plan and the Employee Stock Purchase Plan.

  Compensation of Directors. Directors who are not employees of Ontrack receive $2,500 for each meeting of the Board of Directors attended in person (plus reimbursement of travel expenses). No additional fees are paid for attendance at telephonic meetings or committee meetings. Directors who are officers of Ontrack do not receive any additional compensation for serving on the Board of Directors.

  Directors are also eligible to receive options under Ontrack's 1996 Stock Incentive Plan. In January 1998, each non-employee director received an option to purchase 10,000 shares at $20.38 per share, equal to the closing sale price of the common stock on the date of grant. The options have a ten year term and vest equally over the first four years. In September 1998, these options were amended to change the exercise price to $7.88 per share, equal to the closing sale price of the common stock on the date of the amendment.

  In 1998, Ontrack entered into a six-month Consulting Agreement with Roger D. Shober under which Mr. Shober served as interim president and chief operating officer of Ontrack from September 21, 1998 through February 11, 1999. Under the agreement, Mr. Shober received cash consulting fees and waived any fees to which he was otherwise entitled as a director of Ontrack. Mr. Shober was entitled to receive none of the benefits accorded other executive management of Ontrack other than reimbursement of reasonable out-of-pocket expenses. As compensation for his services, in September 1998, Mr. Shober received a fully-vested option to purchase up to 50,000 shares of common stock of Ontrack at an exercise price of $7.125.

Compensation Committee Interlocks and Insider Participation

  Roger D. Shober was a member of the Compensation Committee through September 21, 1998. On that date, Mr. Shober was appointed as interim president and chief operating officer of Ontrack, positions in which he served until February 11, 1999.

  On September 21, 1998, John E. Pence became a member of the Compensation Committee. Mr. Pence was a founder of Ontrack and served as its President until September 18, 1998. Mr. Pence was an employee of Ontrack through December 31, 1998.

Section 16(a) Beneficial Ownership Reporting Compliance

  Section 16(a) of the Exchange Act requires Ontrack's directors and executive officers to file with the Securities and Exchange Commission reports of ownership and changes in ownership of Ontrack's common stock, and Ontrack is required to identify any of those persons who fail to file such reports on a timely basis. To Ontrack's knowledge, all insiders of Ontrack filed in a timely manner all such reports for 1998.

  The following table contains information concerning the stock option grants made to each of the Named Officers during the fiscal year ended June 30, 1998. No stock appreciation rights were granted to these individuals during such fiscal year.

Executive Compensation

  Summary of Cash and Certain Other Compensation. The following table sets forth, for the years ended December 31, 1998, 1997 and 1996, the compensation earned by the Chief Executive Officer and each of the other four most highly compensated executive officers of Ontrack whose salary and bonus exceeded $100,000 for the year ended December 31, 1998 (collectively, the "Named Executives"):

                           Summary Compensation Table

                                                      Long-Term
                            Annual Compensation      Compensation
                          -----------------------    ------------
                                                        No. of
                                                      Securities   All Other
   Name and Principal                                 Underlying  Compensation
        Position          Year Salary($) Bonus($)     Options(#)     ($)(1)
   ------------------     ---- --------- --------    ------------ ------------
Michael W. Rogers........ 1998 $241,000  $      0       25,000      $ 3,600
 Chairman and Chief       1997  230,000   250,000       25,000       10,500
 Executive Officer        1996  190,000   190,000       50,000        9,000
John E. Pence(2)......... 1998  125,000         0       20,000        3,600
                          1997  200,000   205,000       15,000       10,500
                          1996  185,000   185,000       50,000        9,000
Gary S. Stevens.......... 1998  212,000         0       25,000        3,600
 Senior Vice President,   1997  200,000   225,000       15,000       10,500
 Engineering              1996  180,000   180,000       50,000        9,000
John M. Bujan(3)......... 1998  133,000         0       15,000        3,600
 General Counsel and      1997  125,000   145,000       15,000       10,500
 Secretary                1996   92,000    92,000       13,750          --
Thomas P. Skiba(4)....... 1998  143,000         0       15,000        3,600
 Vice President and       1997  135,000   152,000       15,000       10,500
 Chief Financial Officer  1996   78,000   118,000(5)    75,000          --

--------
(1) Amounts indicated represent contributions by Ontrack to Ontrack's 401(k) Profit Sharing Plan on behalf of the named individuals.
(2) Mr. Pence retired as an officer of Ontrack effective September 18, 1998 and as an employee on December 31, 1998.
(3) Mr. Bujan became General Counsel and Secretary in March 1996 and received a salary for only ten months in 1996.
(4) Mr. Skiba became Vice President and Chief Financial Officer in May 1996 and received a salary for only 8 months in 1996.
(5) Includes a signing bonus of $20,000 paid to Mr. Skiba upon joining Ontrack in May 1996.

  The following table summarizes option grants in 1998 to each of the Named
Executives:

                             Option Grants In 1998

                                                                                            Potential
                                                                                        Realizable Value
                                                                                        At Assumed Annual
                                                                                         Rates of Stock
                                                Percent of                                    Price
                                                   Total                                Appreciation for
                         Number of Securities Options Granted                            Option Term(1)
                          Underlying Options   Employees in   Exercise Price Expiration -----------------
          Name                Granted(#)          1998(%)       Per Share       Date       5%      10%
          ----           -------------------- --------------- -------------- ---------- -------- --------
Michael W. Rogers.......        25,000(2)           6.5%          $7.88(3)    01/22/08  $124,000 $314,000
John E. Pence...........        20,000(4)           5.2%           7.25       09/18/08    91,000  231,000
Gary S. Stevens.........        25,000(2)           6.5%           7.88(3)    01/22/08   124,000  314,000
John M. Bujan...........        15,000(2)           3.9%           7.88(3)    01/22/08    74,000  188,000
Thomas P. Skiba.........        15,000(2)           3.9%           7.88(3)    01/22/08    74,000  188,000

--------
(1) Potential realizable value is based on the assumption that the price per share of Common Stock appreciates at the assumed annual rate of stock appreciation for the option term. For options granted and repriced in 1998, appreciation is calculated from the date of repricing. The actual value of these option grants is dependent on future performance of the Common Stock and overall stock market conditions. There is no assurance that the values reflected in this table will be achieved.
(2) The options vest as follows: 25% on each of January 20, 1999, 2000, 2001 and 2002.
(3) These options were granted at an exercise price of $20.38 per share on January 22, 1998 and were amended on September 3, 1998 to change the exercise price to $7.88 per share.
(4) The options vest as follows: 25% on each of September 18, 1999, 2000, 2001 and 2002.

  The following table summarizes the exercises of options by the Named Executives in 1998 and the value of options held at December 31, 1998 by the Named Executives:

                                                       December 31, 1998(#)     December 31, 1998($)(1)
                         Shares Acquired    Value    ------------------------- -------------------------
          Name           On Exercise(#)  Realized($) Exercisable Unexercisable Exercisable Unexercisable
          ----           --------------- ----------- ----------- ------------- ----------- -------------
Michael W. Rogers.......         0           $ 0       25,000       75,000      $       0       $ 0
John E. Pence...........         0             0       65,000       20,000              0         0
Gary S. Stevens.........         0             0       23,000       67,000              0         0
John M. Bujan...........         0             0       16,000       30,750         29,325         0
Thomas P. Skiba.........         0             0       78,000       27,000        179,250         0

--------
(1) The amounts set forth represent the difference between the closing sale price of $6.38 per share of Common Stock on December 31, 1998 and the exercise price of the options, multiplied by the applicable number of shares underlying the options.

Employment Agreements

  Ontrack entered into employment agreements with each of Messrs. Rogers, Pence and Stevens (the "Founders") in 1996. If Ontrack terminates a Founder for cause, such Founder will receive severance payments equal to two times his base salary payable in the then-current fiscal year. Upon the termination of a Founder without cause, the Founder shall receive severance payments equal to two times his base salary payable in the then-current fiscal year, plus an amount equal to his prior year's base salary and bonus. The Founders are also prohibited from competing for two years after termination of their employment. Mr. Pence retired as an officer and employee in 1998.

  In connection with the merger, Messrs. Rogers and Stevens have entered into employment agreements with Legato. These employment agreements are contingent upon the consummation of the merger and will become effective and replace their previous employment agreements (described above) upon completion of the merger. For a description of these employment agreements, see "The Merger and Related Transactions--Related Agreements--Employment Agreements" on page 63.

  Ontrack entered into letter agreements with each of Messrs. Bujan and Skiba upon the commencement of each officer's employment in 1996. The agreements generally provide for severance payments upon their termination for reasons other than gross misconduct equal to twelve and 6 months of base salary, respectively.

Limitations on Liability and Indemnification

  Minnesota law requires the indemnification of persons made or threatened to be made a party to a proceeding by reason of acts or omissions performed in their official capacity as an officer, director, employee or agent of the corporation against judgments, penalties and fines (including attorneys' fees) if such person is not otherwise indemnified, acted in good faith, received no improper benefit, reasonably believed that such conduct was in the best interests of the corporation, and, in the case of criminal proceedings, had no reason to believe the conduct was unlawful. In addition, Minnesota law requires payment by the corporation, upon written request, of reasonable expenses in advance of final disposition in certain instances if a decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court.

  Ontrack's Restated and Amended Bylaws provide for the indemnification of its directors, officers, employees, and agents, in accordance with, and to the fullest extent permitted by, the provisions of the Minnesota law, as amended from time to time.

Stock Plans

  Stock Option Plans. Pursuant to the reorganization agreement, Legato will assume the outstanding options to purchase shares of Ontrack common stock. See "The Merger and Related Transactions--Conversion of Options" on page 38 for a detailed description of the assumption of these options. Each officer, employee or consultant who exercises his or her Ontrack options prior to the merger will receive shares of Legato common stock upon completion of the merger. All Ontrack officers and directors hold outstanding Ontrack options granted under Ontrack's stock option plans.

  The current employment agreements of Messrs. Rogers and Stevens provide for the immediate vesting of all stock options upon the consummation of the merger. In addition, the stock option agreements of Messrs. Rogers, Stevens, Skiba, Bujan, Lewis and May provide for the immediate vesting of options upon consummation of the merger. Following the merger, these options continue to be exercisable for a period of twelve months from the effective date of the merger or the date on which the optionee is no longer employed by Ontrack, whichever is later.

  Under the Ontrack 1996 stock option plan, options to purchase Ontrack common stock that were granted to certain consultants and non-employee members of the Ontrack board of directors will become fully exercisable and vested in connection with the merger. The fully vested options continue to be exercisable for a period of twelve months following the effective time of the merger. The following consultants and non-employee board members of Ontrack hold options to purchase shares of Ontrack common stock that will become fully vested in connection with the merger: Messrs. Richard Runbeck, Duane Bojack, John Pence, Roger Shober and Dr. Robert White.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information regarding beneficial ownership of Ontrack's Common Stock as of December 1, 1999 by (a) each person known to Ontrack to beneficially own more than five percent (5%) of Common Stock, (b) each director of Ontrack, (c) each executive officer named in the table on page 101, and (d) all directors and executive officers of Ontrack as a group. Except as otherwise indicated below, to the knowledge of Ontrack, all shareholders have sole voting and investment power over the shares beneficially owned, except to the extent authority is shared by spouses under applicable law.

                                                   Number of Shares    Percent
     Name and Address of Beneficial Owner        Beneficially Owned(1) of Class
     ------------------------------------        --------------------- --------
Michael W. Rogers(2)...........................        1,775,800         17.6%
 9023 Columbine Road
 Eden Prairie, MN 55347
Gary S. Stevens(3).............................        1,849,800         18.4%
 9023 Columbine Road
 Eden Prairie, MN 55347
John E. Pence(4)...............................        1,748,751         17.4%
 HCR 52
 Box 102--A6
 Hot Springs, SD 57747
John M. Bujan..................................           38,394            *
Lee B. Lewis...................................              278            *
Thomas P. Skiba................................           95,250            *
Roger D. Shober................................           79,750            *
Robert M. White, Ph.D..........................           16,500            *
All executive officers and directors as a group
 (9 persons)...................................        5,609,523         54.0%

--------
 *  Less than 1%
(1) Includes the following number of shares which could be purchased under stock options exercisable within 60 days of the date hereof: Mr. Rogers, 57,500 shares; Mr. Pence, 70,000 shares; Mr. Stevens, 51,500 shares; Mr. Bujan, 35,750 shares; Mr. Skiba, 95,250 shares; Mr. Shober, 62,500 shares; Dr. White, 12,500 shares; and all executive officers and directors as a group, 385,000 shares.
(2) Includes 621,430 shares of Common Stock owned by the Rogers Family Limited Partnership, of which Mr. Rogers is the General Partner.
(3) Includes 29,946 shares of Common Stock owned by the Stevens Family Limited Partnership, of which Mr. Stevens is the General Partner.
(4) Includes 262,996 shares of Common Stock owned by the Pence Family Limited Partnership, of which Mr. Pence is the General Partner, and 4,150 shares of Common Stock owned by the Pence Family Foundation, of which Mr. Pence is the Director with sole dispositive power.

                          COMPARISON OF CAPITAL STOCK

Description of Legato Capital Stock

  The authorized capital stock of Legato consists of 200,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share.

  Legato Common Stock

  As of September 30, 1999, there were 84,981,147 shares of Legato common stock outstanding held of record by approximately 200 stockholders. Legato common stock is listed on The Nasdaq National Market under the symbol LGTO. Holders of Legato common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Pursuant to the Legato Amended and Restated Certificate of Incorporation, the stockholders do not have a right to take action by written consent, nor may they cumulate votes in connection with the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Legato common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Legato board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Legato, the holders of Legato common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of holders of Legato preferred stock that may be then outstanding. The Legato common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Legato common stock. All outstanding shares of Legato common stock are fully paid and non-assessable.

  Legato Preferred Stock

  Legato has 5,000,000 shares of preferred stock authorized, of which 30,000 shares are designated Series A Junior Participating Preferred Stock. No shares of Legato preferred stock are outstanding. The Legato board of directors has the authority to issue the undesignated shares of Legato preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of Legato preferred stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Legato board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights, which could adversely affect the voting power or other rights of the holders of Legato common stock and the issuance of Legato preferred stock may have the effect of delaying, deferring or preventing a change in control of Legato.

  Legato Rights Agreement

  On May 23, 1997, Legato adopted the rights agreement between Legato and Harris Trust and Savings Bank, as rights agent, covering each share of Legato common stock outstanding as of June 27, 1997 and each share issued thereafter. When exercisable, each right under the Legato rights agreement initially entitles the holder to purchase one one-thousandth of a share of Legato preferred stock, par value $0.0001 per share, at a price of $115.00 per one one-thousandth of a Legato preferred share, subject to adjustment. The Legato rights become exercisable on the earlier of: (a) 10 days following a public announcement that a person or group or affiliated or associated persons

(a Legato acquiring person) has acquired beneficial ownership of 15%, or in the case of certain exempt persons, 20%, or more of the outstanding Legato common stock or (b) 10 business days, or such later date as may be determined by action of the Legato board of directors prior to such time as any person becomes a Legato acquiring person, following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Legato common stock. The Legato rights expire on May 23, 2007.

  The Legato rights agreement was designed to protect and maximize the value of the outstanding equity interests in Legato in the event of an unsolicited attempt by an acquiror to take over Legato in a manner or on terms not approved by the Legato board of directors.

  Transfer Agent and Registrar

  The transfer agent and registrar of the Legato common stock is Harris Trust Company of California and its telephone number is (213) 239-0672.

Description of Ontrack Capital Stock

  The authorized capital stock of Ontrack consists of 25,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share.

  Ontrack Common Stock

  As of the record date, there were 10,004,944 shares of Ontrack common stock outstanding held of record by approximately 93 shareholders, although Ontrack has been informed that there are in excess of 2,600 beneficial owners. Ontrack common stock is listed on the Nasdaq National Market under the symbol ONDI. Holders of Ontrack common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Pursuant to Ontrack's amended and restated articles of incorporation, the shareholders do not have a right to cumulate votes in connection with the election of Ontrack directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Ontrack common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Ontrack board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Ontrack, the holders of Ontrack common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of holders of Ontrack preferred stock that may be then outstanding. The Ontrack common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Ontrack common stock. All outstanding shares of Ontrack common stock are fully paid and non-assessable, and the shares of Legato common stock which are to be received in exchange for the Ontrack common stock to be outstanding upon completion of the Merger will be fully paid and non-assessable.

  Ontrack Preferred Stock

  Ontrack has 1,000,000 shares of preferred stock authorized. As of the record date, no shares of Ontrack preferred stock are outstanding. The Ontrack board of directors has the authority to issue the undesignated shares of Ontrack preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of Ontrack preferred stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the shareholders. Although it presently has no intention to do so, the Ontrack board of directors, without shareholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of Ontrack common stock and the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Ontrack.

  Transfer Agent and Registrar

  The transfer agent and registrar of the Ontrack common stock is Norwest Bank Minnesota, N.A. and its telephone number is 651-450-4064.

                      COMPARISON OF RIGHTS OF STOCKHOLDERS
              OF LEGATO AND SHAREHOLDERS OF MERGER SUB AND ONTRACK

  Ontrack and Merger Sub are both Minnesota corporations. Legato is incorporated under the laws of Delaware. In connection with the merger, Ontrack shareholders will receive shares of Legato in exchange for their Ontrack shares. After the merger, therefore, Delaware corporate law will govern the rights of the Ontrack shareholders. In addition, Legato's certificate of incorporation and bylaws will govern certain aspects of Ontrack shareholders' rights after the merger.

  The following is a summary of the material differences between the rights of holders of Ontrack common stock and the rights of holders of Legato common stock. These differences arise from differences between Minnesota and Delaware law, Ontrack's amended and restated articles of incorporation, Ontrack's bylaws, Legato's amended and restated certificate of incorporation, and Legato's bylaws, respectively.

Nominations for Board of Directors and Advance Notice of Stockholder Nominees

  Legato's bylaws provide that nominations for election to the board of directors must be made

  .  Pursuant to Legato's notice with respect to such meeting,

  .  By direction of the Legato board of directors, or

  . By any Legato stockholder of record of any outstanding class of capital stock of Legato entitled to vote for the election of directors who has complied with certain notice provisions.

  Nominations, other than those made by Legato's board of directors must be preceded by notification in writing received by the secretary of the corporation not less than 60 days prior to the first anniversary of the prior year's annual meeting; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

  Ontrack's bylaws provide that nominations for the election of directors may be made

  . By the Board of Directors or a committee appointed by the Board of Directors, or

  . By any shareholder entitled to vote generally in the election of directors who has complied with certain notice provisions.

  Nominations by Ontrack shareholders must be preceded by written notice received by the secretary of the corporation not less than 60 days nor more than 90 days prior to a meeting date corresponding to the previous year's regular meeting.

Amendment To Governing Documents

  Certificate of Incorporation, Delaware. Delaware law requires a vote of the corporation's board of directors followed by the affirmative vote of a majority of the outstanding stock of each class entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval is required by the certificate of incorporation. If an amendment would alter the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, the class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation.

  Articles of Incorporation, Minnesota. Minnesota law requires a vote of the corporation's board of directors or a resolution proposed by a shareholder holding three percent or more of the voting power of the shares entitled to vote, followed by the affirmative vote of a majority of the voting power present and entitle to vote, provided that such number is at least the minimum number of shares that would constitute a quorum for the transaction of business at the meeting, for any amendment to the articles of incorporation. A greater level of approval than is mandated by Minnesota law may be required by the articles of incorporation. Furthermore, under Minnesota law, if an amendment would alter the powers, preferences or special rights of a particular class or series of stock, the class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the articles of incorporation.

  Bylaws of the Corporation, Delaware. Delaware law provides that the power to adopt, amend or repeal a corporation's bylaws shall be in the stockholders entitled to vote, provided that the corporation in its certificate incorporation may confer such power on its board of directors in addition to the stockholders. The certificate of incorporation of Legato expressly authorizes the board of directors to make, repeal, alter, amend and rescind the Legato bylaws.

  Bylaws of the Corporation, Minnesota. Minnesota law provides that the power to adopt, amend or repeal a corporation's bylaws shall be in the board of directors, provided that the corporation in its articles of incorporation may confer such power to the shareholders. In all cases, however, the power of the board is subject to the power of the shareholders to adopt, amend, or repeal any bylaw by a resolution proposed by a shareholder holding three percent or more of the voting power of the shares entitled to vote and approved by a majority of the outstanding stock entitled to vote. The articles of incorporation of both Ontrack and Merger Sub do not change the relative power of either the board of directors or the shareholders to adopt, amend or repeal bylaws from that provided for under the default provisions of Minnesota law.

Stockholder Consent in Lieu of Meeting

  Under Delaware corporate law, unless otherwise provided in a corporation's certificate of incorporation, any action required to be taken or which may be taken at an annual or special meeting of stockholders may be taken without a meeting by proper written consent. Proper written consent is a consent in writing signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote were present and voted. The certificate of incorporation of Legato provides that stockholders may not take any action by written consent in lieu of a meeting.

  Under Minnesota corporate law, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting by written action signed by all of the shareholders entitled to vote on that action. The written action is effective when it has been signed by all of those shareholders, unless a different effective time is provided in the written action. The articles of incorporation of both Ontrack and Merger Sub do not alter these default provisions of Minnesota corporate law.

Anti-Takeover Provisions

  Legato's bylaws provide that special meetings of its stockholders may only be called by the president or a majority of the Legato board of directors. Ontrack's bylaws and Minnesota law provide that special meetings of its shareholders may only be called by the Chairman of the Board, the chief executive officer, the chief financial officer, any two or more members of the board of directors, or stockholders owning not less than ten percent (10%) of the voting power of shares entitled to vote. Ontrack's bylaws and Minnesota law further provide, however, that a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25 percent or more of the voting power of all shares entitled to vote. The Merger Sub's bylaws provide that special meetings of its shareholders may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of shareholders owning at least ten percent (10%) in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. As provided for by Minnesota corporate law, however, a special meeting of the Merger Sub's shareholders for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25 percent or more of the voting power of all shares entitled to vote.

  Legato has adopted shareholder rights plan. See "Comparison of Capital Stock." Neither Ontrack nor Merger Sub has adopted a shareholder rights plan.

  Section 203 of the Delaware General Corporation Act provides that a corporation may not engage in any business combination with any interested stockholder for a period of three years following the date that such shareholder became an interested stockholder unless

  . prior to the date the stockholder became an interested stockholder the board of directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and shares owned by employee stock plans in which employee participant do not have the right to determine confidentially whether share held subject to the plan will be tendered in a tender or exchange offer; or

  . the business combination is approved by the board of directors and authorized by 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. An interested stockholder means any person that is the owner of 15% or more of the outstanding voting stock; however, the statute provides for certain exceptions to parties who otherwise would be designated interested stockholders.

  Ontrack is governed by Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A control share acquisition is an acquisition, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A business combination includes any merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder. An interested shareholder is a person who is the beneficial owner of 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner of 10% or more of the corporation's voting stock. These provisions of the Minnesota law do not apply to the merger but in the absence of the merger could delay, defer or prevent a change in control of Ontrack.

Cumulative Voting

  Neither the bylaws or certificates of incorporation of Legato provides for cumulative voting in elections of directors. Therefore, under Delaware law, cumulative voting rights are not available to Legato stockholders. The articles of incorporation of both Ontrack and Merger Sub expressly deny any right of the shareholders to cumulate votes in the election of directors. Therefore, under Minnesota law, cumulative voting rights are not available to Ontrack or Merger Sub shareholders.

  The foregoing discussion of certain similarities and material differences between the rights of Ontrack shareholders, the rights of Legato stockholders and the rights of the Merger Sub shareholders under the respective certificates of incorporation, articles of incorporation and bylaws is only a summary of certain provisions in each of these documents. This discussion does not purport to be a complete description of such similarities and differences, and is qualified by reference to the Delaware General Corporate Law and the common law thereunder, the Minnesota Business Corporation Act and the common law thereunder, and the full text of Legato's, Ontrack's and Merger Sub's respective certificate of incorporation, articles of incorporation and bylaws.

                                    EXPERTS

  The financial statements incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K/A of Legato Systems, Inc. for the year ended December 31, 1998 and the audited historical financial statements of Intelliguard Software Inc., included under item 7 (a) of Legato Systems, Inc.'s Form 8-K/A dated June 1, 1999 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The consolidated financial statements and the related financial statement schedule of Qualix Group Inc. for the year ended June 30, 1997, incorporated in this prospectus by reference from the Annual Report of Legato Systems, Inc. on Form 10-K/A for the year ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The audited financial statements of Vinca Corporation as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

  The consolidated financial statements of Ontrack at December 31, 1998 and for the year then ended, included in this proxy statement/prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  The financial statements of Ontrack Data International, Inc. as of December 31, 1997 and for each of the two years in the period ended December 31, 1997 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

  The validity of the shares of Legato common stock offered hereby, the federal income tax consequences in connection with the merger and certain other matters relating to the Merger and the transactions contemplated thereby will be passed upon for Legato by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. Certain legal matters with respect to federal income tax consequences in connection with the Merger and certain other legal matters relating to the merger and the transactions contemplated thereby will be passed upon for Ontrack by Robins, Kaplan, Miller & Ciresi L.L.P., Minneapolis, Minnesota.

                          FUTURE STOCKHOLDER PROPOSALS

  If the merger is consummated, Ontrack will not hold a 2000 annual meeting of shareholders, because Ontrack would become a wholly-owned subsidiary of Legato following the merger. In the event the merger is not consummated, proposals of Ontrack shareholders to be included in the proxy statement to be mailed to all Ontrack shareholders entitled to vote at the 2000 annual meeting of Ontrack shareholders must have been received by December 17, 1999. Additionally, if Ontrack receives notice of a shareholder proposal after January 24, 2000, such proposal will be considered untimely pursuant to Rules 14a-4 and 14a-5(e) and the persons named as proxies solicited by Ontrack's board of directors for the 2000 annual meeting may exercise discretionary voting power with respect to such proposal. These dates would change if the 2000 annual meeting were not held within specified time periods of the first anniversary of the 1999 annual meeting of shareholders of Ontrack.

  INDEX TO ONTRACK DATA INTERNATIONAL, INC. CONSOLIDATED FINANCIAL STATEMENTS

                       CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants--Grant Thornton
 LLP...................................................................    F-2
Report of Independent Accountants--PricewaterhouseCoopers LLP..........    F-3
Consolidated Balance Sheets--December 31, 1998 and 1997................    F-4
Consolidated Statements of Income--Years Ended December 31, 1998, 1997
 and 1996..............................................................    F-5
Consolidated Statements of Shareholders' Equity--Years Ended December
 31, 1998, 1997 and 1996...............................................    F-6
Consolidated Statements of Cash Flows--Years Ended December 31, 1998,
 1997 and 1996.........................................................    F-7
Notes to Consolidated Financial Statements.............................    F-8
Condensed Consolidated Balance Sheets--September 30, 1999 (unaudited)
 and December 31, 1998.................................................   F-17
Condensed Consolidated Statements of Income (unaudited)--Three and Nine
 Months Ended September 30, 1999 and 1998..............................   F-18
Condensed Consolidated Statements of Cash Flows (unaudited)--Nine
 Months Ended September 30, 1999 and 1998..............................   F-19
Notes to Condensed Consolidated Financial Statements (unaudited).......   F-20

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of ONTRACK Data International, Inc. and subsidiaries

  We have audited the accompanying consolidated balance sheet of ONTRACK Data International Inc. and subsidiaries as of December 31, 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ONTRACK Data International Inc. and subsidiaries as of December 31, 1998, and the consolidated results of their operations and their consolidated cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Grant Thornton LLP

Minneapolis, Minnesota
February 3, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of ONTRACK Data International, Inc.

  In our opinion, the consolidated balance sheet and the related consolidated statements of income, of shareholders' equity and of cash flows as of and for each of the two years in the period ended December 31, 1997, present fairly, in all material respects, the financial position, results of operations and cash flows of ONTRACK Data International, Inc. and its subsidiaries as of and for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of ONTRACK Data International, Inc. for any period subsequent to December 31, 1997.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
February 4, 1998

                        ONTRACK DATA INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)

                                                                 December 31,
                                                                ---------------
                                                                 1998    1997
                                                                ------- -------
                            ASSETS
Current assets:
  Cash and cash equivalents.................................... $14,724 $17,315
  Marketable securities........................................  18,872  14,861
  Accounts receivable, net.....................................   3,759   3,321
  Deferred income taxes and other current assets...............   2,228   2,042
                                                                ------- -------
    Total current assets.......................................  39,583  37,539
Furniture and equipment, net...................................   4,019   4,080
Capitalized software, net......................................   2,131     --
Long-term marketable securities................................     716   3,506
                                                                ------- -------
    Total assets............................................... $46,449 $45,125
                                                                ======= =======
             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable............................................. $   782 $   770
  Accrued income taxes.........................................     810   1,019
  Other accrued expenses.......................................   2,077   4,005
                                                                ------- -------
    Total current liabilities..................................   3,669   5,794
Commitments and Contingencies..................................     --      --
Shareholders' equity:
  Preferred stock; $.01 par value; 1 million shares authorized;
   no shares issued or outstanding.............................     --      --
  Common stock; $.01 par value; 25 million shares authorized;
   9,697,234 and 9,910,190 shares issued and outstanding at
   December 31, 1998 and 1997..................................      97      99
  Additional paid-in capital...................................  29,131  30,880
  Cumulative translation adjustment............................      22      20
  Retained earnings............................................  13,530   8,332
                                                                ------- -------
    Total shareholders' equity.................................  42,780  39,331
                                                                ------- -------
    Total liabilities and shareholders' equity................. $46,449 $45,125
                                                                ======= =======

        The accompanying notes are an integral part of these statements.

                        ONTRACK DATA INTERNATIONAL, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
               (In thousands, except share and per share amounts)

                                                  Years ended December 31,
                                             ----------------------------------
                                                1998        1997        1996
                                             ----------- ----------- ----------
Revenues:
  Services.................................. $    29,205 $    26,689 $   19,654
  Software..................................       6,636       8,560      7,109
                                             ----------- ----------- ----------
    Total revenues..........................      35,841      35,249     26,763
Cost of revenues:
  Services..................................       6,064       4,415      2,804
  Software..................................       1,265       1,343      1,718
                                             ----------- ----------- ----------
    Total cost of revenues..................       7,329       5,758      4,522
                                             ----------- ----------- ----------
Gross margin................................      28,512      29,491     22,241
Operating expenses:
  Research and development..................       6,499       6,922      5,052
  Sales and marketing.......................       9,023       7,934      7,077
  General and administrative................       7,009       7,235      5,480
                                             ----------- ----------- ----------
    Total operating expenses................      22,531      22,091     17,609
                                             ----------- ----------- ----------
Operating income............................       5,981       7,400      4,632
Interest and other income...................       1,523       1,115        292
                                             ----------- ----------- ----------
Income before income taxes..................       7,504       8,515      4,924
Provision for income taxes..................       2,306       2,859      1,800
                                             ----------- ----------- ----------
Net income.................................. $     5,198 $     5,656 $    3,124
                                             =========== =========== ==========
Net income per share
  Basic..................................... $      0.53 $      0.58 $     0.46
  Diluted................................... $      0.52 $      0.56 $     0.38
Weighted average shares outstanding
  Basic.....................................   9,860,033   9,815,657  6,791,231
  Diluted...................................  10,020,266  10,105,054  8,219,180

        The accompanying notes are an integral part of these statements.

                        ONTRACK DATA INTERNATIONAL, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (In thousands)

                                                                  Retained
                          Common stock   Additional Cumulative    earnings
                          --------------  paid-in   translation (accumulated)
                          Shares  Amount  capital   adjustments   deficit)     Total
                          ------  ------ ---------- ----------- ------------- -------
Balances at January 1,
 1996...................  6,000    $60    $   --       $ 34        $  (217)   $  (123)
  Accrued dividends on
   Convertible
   Redeemable Preferred
   Stock................    --     --         --        --            (231)      (231)
  Exercise of stock
   options..............    106      1        284       --             --         285
  Stock purchased
   through Employee
   Stock Purchase Plan..      3      1         41       --             --          42
  Conversion of
   Convertible
   Redeemable Preferred
   Stock into common
   stock................  1,500     15      5,446       --             --       5,461
  Issuance of common
   stock, net of
   expenses.............  2,180     21     23,828       --             --      23,849
  Translation
   adjustment...........    --     --         --         (1)           --          (1)
  Net income............    --     --         --        --           3,124      3,124
                          -----    ---    -------      ----        -------    -------
Balances at December 31,
 1996...................  9,789     98     29,599        33          2,676     32,406
  Exercise of stock
   options..............    100      1        338       --             --         339
  Tax benefit from
   exercise of
   nonqualified stock
   options..............    --     --         628       --             --         628
  Stock purchased
   through Employee
   Stock Purchase Plan..     21    --         315       --             --         315
  Translation
   adjustment...........    --     --         --        (13)           --         (13)
  Net income............    --     --         --        --           5,656      5,656
                          -----    ---    -------      ----        -------    -------
Balances at December 31,
 1997...................  9,910     99     30,880        20          8,332     39,331
  Exercise of stock
   options..............     59      1        192        --             --        193
  Tax benefit from
   exercise of
   nonqualified stock
   options..............    --     --         122       --             --         122
  Stock purchased
   through Employee
   Stock Purchase Plan..     31    --         326       --             --         326
  Repurchase of common
   stock................   (303)    (3)    (2,389)      --             --      (2,392)
  Translation
   adjustment...........    --     --         --          2            --           2
  Net income............    --     --         --        --           5,198      5,198
                          -----    ---    -------      ----        -------    -------
Balances at December 31,
 1998...................  9,697    $97    $29,131      $ 22        $13,530    $42,780
                          =====    ===    =======      ====        =======    =======

        The accompanying notes are an integral part of these statements

                        ONTRACK DATA INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                    Years ended December 31,
                                                    --------------------------
                                                     1998      1997     1996
                                                    -------  --------  -------
Cash flows from operating activities:
 Net income........................................ $ 5,198  $  5,656  $ 3,124
 Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation.....................................   2,230     1,930    1,320
  Deferred income taxes............................    (225)     (309)    (571)
  Provision for doubtful accounts and returns......    (375)      279      409
  Changes in operating assets and liabilities:
   Accounts receivable.............................     (63)   (1,100)  (1,498)
   Other current assets............................      38      (305)     167
   Accounts payable and accrued expenses...........  (2,001)    2,179    2,475
                                                    -------  --------  -------
    Net cash provided by operating activities......   4,802     8,330    5,426
Cash flows provided by (used in) investing
 activities:
 Purchases of furniture and equipment..............  (2,168)   (2,275)  (2,892)
 Net sales (purchases) of marketable securities....  (1,221)  (12,510)  (5,857)
 Purchase of capitalized software..................  (2,131)      --       --
 Other assets......................................     --        432     (197)
                                                    -------  --------  -------
    Net cash used in investing activities..........  (5,520)  (14,353)  (8,946)
Cash flows provided by (used in) financing
 activities:
 Proceeds from Employee Stock Purchase Plan........     326       315       42
 Proceeds from exercise of stock options...........     193       339      285
 Net proceeds from sale of common stock............     --        --    23,849
 Repurchase of common stock........................  (2,392)      --       --
                                                    -------  --------  -------
    Net cash provided by (used in) financing
     activities....................................  (1,873)      654   24,176
                                                    -------  --------  -------
Net (decrease) increase in cash and cash
 equivalents.......................................  (2,591)   (5,369)  20,656
Cash and cash equivalents, beginning of year.......  17,315    22,684    2,028
                                                    -------  --------  -------
Cash and cash equivalents, end of year............. $14,724  $ 17,315  $22,684
                                                    =======  ========  =======
Supplementary disclosure of cash flow activity:
 Income taxes paid................................. $ 2,608  $  1,968  $ 1,550
                                                    =======  ========  =======

        The accompanying notes are an integral part of these statements.

                        ONTRACK DATA INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Dollars in thousands, except per share amounts)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  ONTRACK Data International, Inc. (the "Company") provides data recovery services and software, utility software and other computer data related services. The Company's headquarters are in Minneapolis, Minnesota, and has locations in Los Angeles, California; San Jose, California; Washington, D.C.; New York, New York; London, England; Stuttgart, Germany; and Paris, France.

Basis of Presentation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

  Revenue from data recovery services is recognized upon shipment or transmission of the recovered data back to customers. Software revenue is recognized either upon shipment or upon receipt of OEM royalty reports, whichever is applicable. Software revenue is stated net of estimated customer returns and allowances. The estimated costs of future technical support to customers in their use of the Company's software products are accrued upon shipment of the product.

  The allowance for doubtful accounts and returns at December 31, 1998 and 1997 was $483 and $858.

Research and Development

  Expenditures for research and software development costs are expensed as incurred. Such costs related to the development of software products are required to be expensed until the point that technological feasibility and proven marketability of the product under development are established. Costs otherwise capitalizable after technological feasibility is achieved have also been expensed because they have been insignificant. Costs to acquire software products which are complete and ready for sale are capitalized and are amortized over the product's estimated life.

                        ONTRACK DATA INTERNATIONAL, INC.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Advertising Expense

  The Company expenses advertising costs as incurred. Advertising expenses of approximately $2,199, $1,639, and $1,304 were charged to operations during the years ended December 31, 1998, 1997, and 1996.

Cash Equivalents and Marketable Securities

  Cash equivalents consist of highly liquid investments with an original maturity of three months or less and which are readily convertible to cash. Marketable securities generally consist of taxable and tax exempt government agency securities and are classified as short-term or long-term in the balance sheet based on their maturity date. Marketable securities are carried at amortized cost and unrealized holding gains and losses have not been significant.

Fair Value of Financial Instruments

  Cash, cash equivalents and marketable securities are valued at their carrying amounts, which approximates fair value. The fair value of all other financial instruments approximates cost as stated.

Concentration of Credit Risk

  Financial instruments which potentially subject the Company to credit risk consist primarily of accounts receivable. The Company grants credit to customers in the ordinary course of business but generally does not require collateral for amounts due. No single customer or region represents a significant concentration of credit risk.

Furniture and Equipment

  Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which generally range from 3 to 5 years. Leasehold improvements are amortized over the term of the lease or the asset life, whichever is less. Significant additions or improvements extending asset lives are capitalized, while repairs and maintenance are charged to expense as incurred.

Stock-Based Compensation

  The Company utilizes the intrinsic value method of accounting for its stock-based employee compensation plans. Pro-forma information related to the fair value based method of accounting is contained in Note 9.

                        ONTRACK DATA INTERNATIONAL, INC.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Foreign Currency

  All assets and liabilities of foreign subsidiaries are translated from foreign currencies to U.S. dollars at period-end rates of exchange, while the statement of income is translated at the average exchange rates during the period. Translation adjustments are recorded in shareholders' equity.

  The Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130") effective January 1, 1998. SFAS No. 130 requires that items defined as other comprehensive income, such as foreign currency translation adjustments, be separately classified in the financial statements and that the accumulated balance of the other comprehensive income be reported separately from retained earnings and additional paid-in-capital in the equity section of the balance sheet. Comprehensive income is not separately reported within the statement of income as amounts were not significant for the years ended 1998, 1997, and 1996.

Net Income Per Share

  Basic net income per share is computed by dividing net income by the weighted average number of outstanding common shares. Diluted net income per share is computed by dividing net income by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive. Options to purchase 430,760 and 8,940 shares of common stock with weighted average exercise prices of $13.33 and $21.49 were outstanding during 1998 and 1997, but were excluded from the computation of common share equivalents because they were anti-dilutive. There were no anti-dilutive options outstanding in 1996.

                        ONTRACK DATA INTERNATIONAL, INC.

NOTE 2--FINANCIAL STATEMENT COMPONENTS

  Furniture and equipment consist of the following:

                                                                December 31,
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
   Computer equipment......................................... $ 8,191  $ 7,145
   Furniture and office equipment.............................   1,933    1,434
   Leasehold improvements.....................................     940      503
   Purchased software.........................................     868      689
   Less accumulated depreciation..............................  (7,913)  (5,691)
                                                               -------  -------
                                                               $ 4,019  $ 4,080
                                                               =======  =======

Accrued expenses consist of the following:

                                                                December 31,
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
   Accrued wages and benefits................................. $   333  $ 3,054
   Other accrued expenses.....................................   1,744      951
                                                               -------  -------
                                                               $ 2,077  $ 4,005
                                                               =======  =======

NOTE 3--PURCHASE OF SOFTWARE PRODUCT LINE

  In December 1998, the Company purchased the assets related to the Tiramisu software product line from a German company. Tiramisu is a do-it-yourself data recovery software and will be sold as a solution for those who have lost data that is relatively easy to recover and do not need the assistance of a data recovery engineer. The purchase price was approximately $2,100 and is classified as capitalized software in the Company's balance sheet.

NOTE 4--LINE OF CREDIT

  The Company maintains a line of credit which allows maximum borrowings of $1,000 subject to a borrowing base of 80% of accounts receivable outstanding less than 90 days. The line of credit carries an interest rate of 0.5% over the prime lending rate and is collateralized by all assets of the Company. There were no borrowings outstanding under the line of credit at December 31, 1998 and 1997.

                        ONTRACK DATA INTERNATIONAL, INC.

NOTE 5--INCOME TAXES

  The provision for income taxes is based on income before income taxes reported for financial statement purposes. The components of income (loss) before income taxes consist of the following:

                                Years ended December
                                        31,
                                ------------------------
                                 1998     1997     1996
                                ------   ------   ------
   United States............... $7,850   $8,487   $4,853
   Foreign.....................   (346)      28       71
                                ------   ------   ------
     Income before income
      taxes.................... $7,504   $8,515   $4,924
                                ======   ======   ======

  The Company's provision for income taxes consists of the following:

                                Years ended December
                                        31,
                                ------------------------
                                 1998     1997     1996
                                ------   ------   ------
   Current:
     Federal................... $2,097   $2,541   $1,909
     State.....................    317      348      160
     Foreign...................    117      272      241
                                ------   ------   ------
       Total current...........  2,531    3,161    2,310
   Deferred:
     Federal...................    (44)    (186)    (270)
     State.....................     (4)     (19)     (22)
     Foreign...................   (177)     (97)    (218)
                                ------   ------   ------
       Total deferred..........   (225)    (302)    (510)
                                ------   ------   ------
                                $2,306   $2,859   $1,800
                                ======   ======   ======

  The Company's effective tax rates differed from the federal statutory tax rate as follows:

                                Years ended December
                                        31,
                                ------------------------
                                 1998     1997     1996
                                ------   ------   ------
   Federal statutory rate......   34.0 %   34.0 %   34.0 %
   State income taxes, net of
    federal tax benefit........    2.7      2.5      1.8
   Tax exempt interest.........   (4.7)    (4.1)    (1.1)
   Other, net..................   (1.3)     1.2      1.9
                                ------   ------   ------
                                  30.7 %   33.6 %   36.6 %
                                ======   ======   ======

                        ONTRACK DATA INTERNATIONAL, INC.

NOTE 5--INCOME TAXES--Continued

  Deferred income taxes result from differences between the financial reporting and income tax basis of the Company's assets and liabilities and are calculated using current tax rates. Deferred tax assets consist of the following components:

                                                                     December
                                                                        31,
                                                                    -----------
                                                                     1998  1997
                                                                    ------ ----
   Allowance for doubtful accounts and returns..................... $  170 $300
   Accrued expenses................................................     82  133
   Loss carryforwards of foreign subsidiaries......................    490  315
   Depreciation....................................................    300   69
                                                                    ------ ----
                                                                    $1,042 $817
                                                                    ====== ====

  There is no limit on the loss carryforwards of any of the foreign subsidiaries.

NOTE 6--EMPLOYEE BENEFIT PLAN

  The Company has a profit sharing plan for employees who have completed one year of service and attained the age of 21. Contributions to the plan by the Company are determined by the Board of Directors. The Company recorded profit sharing expense of approximately $230, $569, and $333 for the years ended December 31, 1998, 1997, and 1996.

  The Company's profit sharing plan also incorporates a 401(k) savings plan for its employees. Eligible employees may elect to contribute up to 15% of their salaries to the plan, up to limits defined by the Internal Revenue Code. There are no employer matching contributions.

NOTE 7--OPERATING LEASES

  The Company leases office and warehouse facilities under noncancelable operating leases which expire on various dates through August, 2009. Rental expense under such leases was $1,367, $934, and $782 for the years ended December 31, 1998, 1997, and 1996.

  Future minimum lease commitments for the next five years under all operating leases are as follows:

      1999............................................................... $1,222
      2000...............................................................  1,349
      2001...............................................................  1,285
      2002...............................................................  1,147
      2003...............................................................  1,027
                                                                          ------
                                                                          $6,030
                                                                          ======

                        ONTRACK DATA INTERNATIONAL, INC.

NOTE 8--SEGMENT INFORMATION AND FOREIGN OPERATIONS

  During 1998, the Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The Company conducts its business within one reportable segment: software and services for the protection of data. European operations include data recovery services in England, Germany and France by Ontrack Data Recovery Europe Ltd., Ontrack Data Recovery GmbH, and Ontrack France Sarl, all wholly-owned subsidiaries.

  The Company licenses its data recovery technology to a Japanese company, Y-E Data. In exchange for the license, Y-E Data pays the Company royalties which are paid monthly based on the amount of gross data recovery revenues earned by Y-E Data each month.

  Revenues, net income and identifiable assets by geographic area are summarized as follows:

                                                       Years Ended December
                                                                31,
                                                      -------------------------
                                                       1998     1997     1996
                                                      -------  -------  -------
   Revenues:
     Domestic operations............................. $29,470  $29,526  $22,555
     European operations.............................   7,284    6,470    4,011
     Japanese operations.............................     502      414      661
     Eliminations....................................  (1,415)  (1,161)    (464)
                                                      -------  -------  -------
     Consolidated.................................... $35,841  $35,249  $26,763
                                                      =======  =======  =======
   Net income (loss):
     Domestic operations............................. $ 5,151  $ 5,208  $ 2,581
     European operations.............................    (405)      75      (52)
     Japanese operations.............................     452      373      595
                                                      -------  -------  -------
     Consolidated.................................... $ 5,198  $ 5,656  $ 3,124
                                                      =======  =======  =======
   Identifiable assets:
     Domestic operations............................. $46,347  $44,558  $36,050
     European operations.............................   3,241    2,531    1,856
     Eliminations....................................  (3,139)  (1,964)  (1,271)
                                                      -------  -------  -------
     Consolidated.................................... $46,449  $45,125  $36,635
                                                      =======  =======  =======

  Intercompany transactions are eliminated in consolidation and consist primarily of royalty charges by the U.S. parent to the European subsidiaries for data recovery technology.

NOTE 9--SHAREHOLDERS' EQUITY

Stock Option Plans

  The Company has stock option plans that provide for incentive and non-qualified stock options to be granted to directors, officers and other key employees or consultants. The stock options granted generally have a six to ten year life, vest over a period of three to five years, and have an exercise price equal to the fair market value of the stock on the date of grant. At December 31, 1998, the Company had 1,400,000 shares of common stock available for grant under the plans.

                        ONTRACK DATA INTERNATIONAL, INC.

NOTE 9--SHAREHOLDERS' EQUITY--Continued

  Transactions under the plans during each of the three years in the period ended December 31, 1998 are summarized as follows:

                                                    Number of       Weighted
                                                   shares under     average
                                                      option     exercise price
                                                   ------------  --------------
Outstanding at January 1, 1996....................      275,620          $ 2.56
  Granted.........................................      420,128            9.79
  Exercised.......................................     (105,924)           2.58
                                                      ---------          ------
Outstanding at December 31, 1996..................      589,824            7.71
  Granted.........................................      265,500           17.38
  Cancelled.......................................       (9,100)          15.22
  Exercised.......................................      (99,822)           2.89
                                                      ---------          ------
Outstanding at December 31, 1997..................      746,402           11.69
  Granted.........................................      385,000           13.04
  Cancelled.......................................      (62,126)           9.22
  Exercised.......................................      (50,526)          13.23
                                                      ---------          ------
Outstanding at December 31, 1998..................    1,018,750          $ 7.13
                                                      =========          ======

  The Company repriced substantially all outstanding stock options in May and September 1998 to bring them in line with the market value of the Company.

  Options exercisable at December 31:

          1996.................................................... 290,944 $3.29
          1997.................................................... 252,738 $5.56
          1998.................................................... 450,389 $6.31

  The following tables summarize information concerning currently outstanding and exercisable stock options:

                              OPTIONS OUTSTANDING

     Range of                             Weighted Average
     Exercise           Number               Remaining             Weighted Average
      Prices          Outstanding         Contractual Life          Exercise Price
     --------         -----------         ----------------         ----------------
   $2.58--$ 3.99          145,322            3.2 years                  $3.42
   $6.50--$12.00          873,428            8.5 years                  $7.75
                        ---------
                        1,018,750
                        =========

                        ONTRACK DATA INTERNATIONAL, INC.

NOTE 9--SHAREHOLDERS' EQUITY--Continued

                              OPTIONS EXERCISABLE

     Range of
     Exercise                       Number                                    Weighted Average
      Prices                      Outstanding                                  Exercise Price
     --------                     -----------                                 ----------------
   $2.58--$ 3.99                      145,322                                      $3.42
   $6.50--$12.00                      305,067                                      $7.69
                                      -------
                                      450,389
                                      =======

  The Company's pro forma net income and basic and diluted net income per share would have been as follows had the fair value method been used for valuing stock options granted to employees in 1996 through 1998:

                               1998        1997        1996
                            ----------  ----------  ----------
   Pro forma net income.... $    4,011  $    4,875  $    2,949
   Pro forma diluted net
    income per share....... $     0.40  $     0.48  $     0.36

  The weighted average fair value of options granted and the weighted average assumptions used in the Black-Scholes options pricing model are as follows:

                               1998        1997        1996
                            ----------  ----------  ----------
   Fair value of options
    granted................ $     7.96  $    14.35  $     6.71
   Dividend yield..........          0%          0%          0%
   Average term............  6.0 years   8.4 years   7.3 years
   Volatility..............       82.4%       75.0%       57.8%
   Risk-free rate of
    return.................        5.2%        6.0%        6.5%

Employee Stock Purchase Plan

  The Company has an Employee Stock Purchase Plan (ESPP) which is available to eligible employees. Under terms of the plan, eligible employees may designate from 1% to 10% of their compensation to be withheld through payroll deductions for the purchase of common stock at 85% of the lower of the market price on the first or last day of the offering period. Under the plan, 250,000 shares of common stock have been reserved for issuance. As of December 31, 1998, 63,462 shares have been issued under the plan. Fair value disclosures under SFAS No. 123 have not been disclosed for shares under the ESPP as such values are immaterial.

Stock Repurchase

  In August 1998, the Board of Directors authorized a stock buy-back program which allowed the Company to repurchase up to 500,000 shares, or approximately 5%, of its outstanding shares of stock. As of December 31, 1998, a total of 302,500 shares were repurchased at a total cost of $2,392 and an average cost of $7.91 per share. No shares have been repurchased subsequent to this date.

                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                        ONTRACK DATA INTERNATIONAL, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                      (In thousands, Except Share Amounts)

                                                     September 30, December 31,
                                                         1999          1998
                                                     ------------- ------------
                                                      (Unaudited)
ASSETS
Current assets
  Cash and cash equivalents.........................    $11,733      $14,724
  Marketable securities.............................     15,402       18,872
  Accounts receivable, net..........................      5,753        3,759
  Deferred income taxes and other assets............      2,301        2,228
                                                        -------      -------
    Total current assets............................     35,189       39,583
Long-term marketable securities.....................      3,502          716
Furniture and equipment, net........................      6,232        4,019
Capitalized software, net...........................      1,373        2,131
Goodwill, net.......................................      6,906           --
                                                        -------      -------
    Total assets....................................    $53,202      $46,449
                                                        =======      =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities.................................    $ 5,708      $ 3,669
Shareholders' equity
  Common stock (9,959,944 and 9,697,234 shares
   issued and outstanding at September 30, 1999 and
   December 31, 1998, respectively).................        100           97
  Additional paid-in capital........................     30,295       29,131
  Accumulated other comprehensive income............          4           22
  Retained earnings.................................     17,095       13,530
                                                        -------      -------
    Total shareholders' equity......................     47,494       42,780
                                                        -------      -------
    Total liabilities and shareholders' equity......    $53,202      $46,449
                                                        =======      =======

                See accompanying notes to financial statements.

                        ONTRACK DATA INTERNATIONAL, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
               (In thousands, Except share and Per Share Amounts)
                                  (Unaudited)

                                   Three months ended     Nine months ended
                                     September 30,          September 30,
                                 ---------------------- ----------------------
                                    1999       1998        1999       1998
                                 ---------- ----------- ---------- -----------
Revenues:
  Data recovery services and
   products..................... $    9,522 $     7,601 $   24,480 $    22,041
  Software......................      2,525       1,470      5,042       5,003
                                 ---------- ----------- ---------- -----------
    Total revenues..............     12,047       9,071     29,522      27,044
Cost of revenues:
  Data recovery services and
   products.....................      2,319       1,626      6,264       4,380
  Software......................        515         304        939         905
                                 ---------- ----------- ---------- -----------
    Total cost of revenues......      2,834       1,930      7,203       5,285
                                 ---------- ----------- ---------- -----------
Gross margin....................      9,213       7,141     22,319      21,759
Operating expenses:
  Research and development......      1,994       1,738      4,914       5,000
  Sales and marketing...........      2,721       2,282      7,135       6,424
  General and administrative....      2,037       1,775      5,398       5,152
  Amortization of goodwill......        357         --         357         --
                                 ---------- ----------- ---------- -----------
    Total operating expenses....      7,109       5,795     17,804      16,576
                                 ---------- ----------- ---------- -----------
Operating income................      2,104       1,346      4,515       5,183
Interest and other income.......        303         569        823       1,220
                                 ---------- ----------- ---------- -----------
Income before income taxes......      2,407       1,915      5,338       6,403
Provision for income taxes......        819         613      1,773       2,049
                                 ---------- ----------- ---------- -----------
    Net income.................. $    1,588 $     1,302 $    3,565 $     4,354
                                 ========== =========== ========== ===========
Basic net income per share...... $     0.16 $      0.13 $     0.36 $      0.44
Diluted net income per share.... $     0.16 $      0.13 $     0.36 $      0.43
Weighted average shares used in
 computation of:
Basic net income per share......  9,911,467   9,894,394  9,774,353   9,919,335
Diluted net income per share....  9,965,732  10,006,938  9,810,036  10,072,004


                See accompanying notes to financial statements.

                        ONTRACK DATA INTERNATIONAL, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                  (Unaudited)

                                                              Nine months
                                                          ended September 30,
                                                          --------------------
                                                            1999       1998
                                                          ---------  ---------
Cash flows from operating activities:
  Net income............................................  $   3,565  $   4,354
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Depreciation..........................................      1,512      1,671
  Amortization of capitalized software..................        758        --
  Amortization of goodwill..............................        357        --
  Changes in operating assets and liabilities:
    Accounts receivable.................................     (1,994)      (134)
    Other current assets................................        228       (166)
    Accounts payable and accrued expenses...............       (387)    (3,371)
                                                          ---------  ---------
      Net cash provided by operating activities.........      4,039      2,354
Cash flows from investing activities:
  Acquisition of Mijenix Corporation....................     (6,564)       --
  Purchase of furniture and equipment...................     (1,317)    (1,886)
  Net increase of short-term and long-term marketable
   securities...........................................        684      2,773
                                                          ---------  ---------
      Net cash (used in) provided by investing
       activities.......................................     (7,197)       887
Cash flows from financing activities:
  Repurchase of common stock............................        --      (2,232)
  Proceeds from exercise of stock options and employee
   stock purchase plan..................................        167        433
                                                          ---------  ---------
      Net cash provided by (used in) financing
       activities.......................................        167     (1,799)
                                                          ---------  ---------
Net (decrease) increase in cash and cash equivalents....     (2,991)     1,442
Cash and cash equivalents, beginning of period..........     14,724     17,315
                                                          ---------  ---------
Cash and cash equivalents, end of period................  $  11,733  $  18,757
                                                          =========  =========

                See accompanying notes to financial statements.

                        ONTRACK DATA INTERNATIONAL, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

1. ORGANIZATION

  ONTRACK Data International, Inc. (the "Company") provides data recovery services and products, utility software and other computer data related services. The Company's headquarters are in Minneapolis, Minnesota, and it has locations in Los Angeles, California; Washington, D.C.; New York, New York; Boulder, Colorado; London, England; Stuttgart, Germany and Paris, France.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as permitted by such rules and regulations. These financial statements and related notes should be read in conjunction with the financial statements and notes thereto included in the Company's audited consolidated financial statements for the year ended December 31, 1998 contained in the Company's Annual Report on Form 10-K for 1998.

  In the opinion of management, the interim financial statements reflect adjustments, consisting of normal recurring accruals, which are necessary to present fairly the Company's financial position, results of operations and cash flow for the periods indicated. The results of operations for the third quarter and nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year.

NET INCOME PER SHARE

  Basic net income per share includes no dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution of securities that could share in the earnings of the Company. The difference between the Company's basic and diluted net income per share data as presented is due to the dilutive impact from stock options whose exercise price was below the average common stock price for the respective period presented.

COMPREHENSIVE INCOME

  The components of comprehensive income for the third quarter and nine months ended September 30, 1999 and 1998 are foreign currency translation adjustments. Comprehensive income is not separately reported, as amounts were not significant.

                                                                      APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                              LEGATO SYSTEMS, INC.

                            LASSO ACQUISITION CORP.

                                      AND

                        ONTRACK DATA INTERNATIONAL, INC.

                               NOVEMBER 18, 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 ARTICLE I THE MERGER......................................................   1
    1.1  The Merger.......................................................    1
    1.2  Closing; Effective Time..........................................    2
    1.3  Effect of the Merger.............................................    2
    1.4  Articles of Incorporation; Bylaws................................    2
    1.5  Directors and Officers...........................................    2
    1.6  Effect on Capital Stock..........................................    2
    1.7  Surrender of Certificates........................................    4
    1.8  No Further Ownership Rights in Target Capital Stock..............    5
    1.9  Lost, Stolen or Destroyed Certificates...........................    5
    1.10 Tax Consequences.................................................    5
    1.11 Return of Exchange Fund..........................................    6
    1.12 Taking of Necessary Action; Further Action.......................    6
 ARTICLE II REPRESENTATIONS AND WARRANTIES OF TARGET.......................   6
    2.1  Organization, Standing and Power.................................    6
    2.2  Capital Structure................................................    7
    2.3  Authority........................................................    8
    2.4  SEC Documents; Financial Statements..............................    9
    2.5  Absence of Certain Changes.......................................    9
    2.6  Absence of Undisclosed Liabilities...............................   10
    2.7  Litigation.......................................................   10
    2.8  Restrictions on Business Activities..............................   10
    2.9  Governmental Authorization.......................................   10
    2.10 Title to Property................................................   10
    2.11 Intellectual Property............................................   11
    2.12 Environmental Matters............................................   12
    2.13 Taxes............................................................   13
    2.14 Employee Benefit Plans...........................................   15
    2.15 Employees and Consultants........................................   16
    2.16 Related-Party Transactions.......................................   18
    2.17 Insurance........................................................   18
    2.18 Compliance with Laws.............................................   18
    2.19 Brokers' and Finders' Fees.......................................   18
    2.20 Vote Required....................................................   18
    2.21 No Breach of Material Contracts..................................   18
    2.22 Registration Statement; Proxy Statement/Prospectus...............   19
    2.23 Complete Copies of Materials.....................................   19
    2.24 Opinion of Financial Advisor.....................................   19
    2.25 Board Approval...................................................   19
    2.26 Section 673 of Minnesota Law Not Applicable......................   19
    2.27 Representations Complete.........................................   19
 ARTICLE III REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB.....  20
    3.1  Organization, Standing and Power.................................   20
    3.2  Capital Structure................................................   20
    3.3  Authority........................................................   21
    3.4  SEC Documents; Financial Statements..............................   22
    3.5  Absence of Certain Changes.......................................   23
    3.6  Absence of Undisclosed Liabilities...............................   23

    3.7  Intellectual Property............................................   23
    3.8  Environmental Matters............................................   23
    3.9  Employee Benefit Plans...........................................   23
    3.10 Litigation.......................................................   23
    3.11 Compliance with Laws.............................................   24
    3.12 Proxy Statement..................................................   24
    3.13 Board Approval...................................................   24
    3.14 Representations Complete.........................................   24
 ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME............................  24
    4.1  Conduct of Business of Target and Acquiror.......................   24
    4.2  Conduct of Business of Target....................................   25
    4.3  Notices..........................................................   27
 ARTICLE V ADDITIONAL AGREEMENTS...........................................  27
    5.1  No Solicitation..................................................   27
    5.2  Proxy Statement/Prospectus; Registration Statement...............   28
    5.3  Shareholders Meeting.............................................   29
    5.4  Access to Information............................................   29
    5.5  Confidentiality..................................................   29
    5.6  Public Disclosure................................................   29
    5.7  Consents; Cooperation............................................   30
    5.8  Update Disclosure; Breaches......................................   31
    5.9  Stockholder Lists................................................   31
    5.10 Indemnification..................................................   31
    5.11 Irrevocable Proxies..............................................   32
    5.12 Legal Requirements...............................................   32
    5.13 Tax-Free Reorganization..........................................   32
    5.14 Stock Options....................................................   32
    5.15 Listing of Additional Shares.....................................   33
    5.16 Additional Agreements; Reasonable Efforts........................   33
    5.17 Employee Benefits................................................   34
 ARTICLE VI CONDITIONS TO THE MERGER.......................................  34
    6.1  Conditions to Obligations of Each Party to Effect the Merger.....   34
    6.2  Additional Conditions to the Obligations of Target...............   35
    6.3  Additional Conditions to the Obligations of Acquiror.............   35
 ARTICLE VII TERMINATION, EXPENSES, AMENDMENT AND WAIVER...................  37
    7.1  Termination......................................................   37
    7.2  Effect of Termination............................................   38
    7.3  Expenses and Termination Fees....................................   38
    7.4  Amendment........................................................   39
    7.5  Extension; Waiver................................................   39
 ARTICLE IX GENERAL PROVISIONS.............................................  39
    8.1  Notices..........................................................   39
    8.2  Interpretation...................................................   40
    8.3  Counterparts.....................................................   40
    8.4  Entire Agreement; No Third Party Beneficiaries...................   40
    8.5  Severability.....................................................   41
    8.6  Remedies Cumulative..............................................   41
    8.7  Governing Law....................................................   41
    8.8  Assignment.......................................................   41
    8.9  Rules of Construction............................................   41

SCHEDULES
Target Disclosure Letter
Acquiror Disclosure Letter
Option Schedule

EXHIBITS
Exhibit A  Articles of Merger
Exhibit B  Voting and Proxy Agreement
Exhibit C  Employment and Non-Competition Agreement

                      AGREEMENT AND PLAN OF REORGANIZATION

  This AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of November 18, 1999, by and among Legato Systems, Inc., a Delaware corporation ("Acquiror"), Lasso Acquisition Corp., a Minnesota corporation ("Merger Sub") and Ontrack Data International, Inc. a Minnesota corporation ("Target").

                                    RECITALS

  A. The Boards of Directors of Target, Acquiror and Merger Sub believe it is in the best interests of their respective companies and the stockholders of their respective companies that Target and Merger Sub combine into a single company through the statutory merger of Target with and into Merger Sub (the "Merger") and, in furtherance thereof, have approved the Merger.

  B. Pursuant to the Merger, among other things, each outstanding share of capital stock of Target ("Target Capital Stock"), shall be converted into shares of Common Stock of Acquiror, $.0001 par value ("Acquiror Common Stock"), at the rate set forth herein.

  C. Target, Acquiror and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

  D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to cause the Merger to qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code.

  E. The parties intend for the Merger to be accounted for as a purchase.

  F. Concurrent with the execution of this Agreement and as an inducement to Acquiror to enter into this Agreement, certain of the affiliates of Target who are shareholders, officers or directors are entering into an agreement to vote the shares of Target's Common Stock owned by such persons to approve the Merger and against any competing proposals.

  NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

  1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the Articles of Merger attached hereto as Exhibit A (the "Articles of Merger") and the applicable provisions of the Minnesota Business Corporation Act ("Minnesota Law"), Target shall be merged with and into Merger Sub, the separate corporate existence of Target shall cease and Merger Sub shall continue as the surviving corporation under the name "Ontrack Products Division, Inc." Merger Sub as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

  1.2 Closing; Effective Time. The closing of the transactions contemplated hereby (the "Closing") shall take place as soon as practicable after the satisfaction or waiver of each of the conditions set forth in Article VI hereof or at such other time as the parties hereto agree (the date on which the Closing shall occur, the "Closing Date"). The Closing shall take place at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 155 Constitution Drive, Menlo Park, California 94025, or at such other location as the parties hereto agree. On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing the Articles of Merger, together with the required officers' certificates, with the Secretary of State of the State of Minnesota, in accordance with the relevant provisions of Minnesota Law (the time and date of such filing being the "Effective Time" and the "Effective Date," respectively).

  1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of Minnesota Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Target and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Target and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

  1.4 Articles of Incorporation; Bylaws.

  (a) At the Effective Time, the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by Minnesota Law and such Articles of Incorporation except that as of the Effective Time, Article I of the Articles of Incorporation shall be amended to read: "The name of the corporation shall be Ontrack Products Division, Inc."

  (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

  1.5 Directors and Officers. At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, to hold office until such time as such directors resign, are removed or their respective successors are duly elected or appointed. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, to hold office until such time as such officers resign, are removed or their respective successors are duly elected or appointed.

  1.6 Effect on Capital Stock. By virtue of the Merger and without any action on the part of Acquiror, Merger Sub, Target or the holders of any of Target's securities:

    (a) Conversion of Target Capital Stock. At the Effective Time, each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Target Common Stock to be canceled pursuant to Section 1.6(b) or any shares of Target Capital Stock to which dissenters' rights have been exercised pursuant to Section 1.6(f)) will be canceled and extinguished and be converted automatically into the right to receive (i) .1491 of a share of Acquiror Common Stock (the "Common Exchange Ratio") and (ii) two dollars ($2.00) in cash (the "Cash Consideration").

  At the Effective Time, and as more particularly set forth in Section 5.14, each option to purchase Target Common Stock outstanding immediately prior to the Effective Time will be canceled and extinguished and be converted automatically into an option to purchase .1822 of a share of Acquiror Common Stock (the "Option Exchange Ratio).

  No adjustment shall be made in the number of shares of Acquiror Common Stock issued in the Merger as a result of any cash proceeds received by Target from the date hereof to the Closing Date pursuant to the exercise of currently outstanding Target Options.

    (b) Cancellation of Target Capital Stock Owned by Acquiror or Target. At the Effective Time, all shares of Target Capital Stock that are owned by Target as treasury stock, and each share of Target Capital Stock owned by Acquiror or any direct or indirect wholly owned subsidiary of Acquiror or of Target immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

    (c) Target Stock Option Plans. At the Effective Time, the Non-Qualified Stock Option Plan and the 1996 Stock Incentive Plan (collectively, the "Target Stock Option Plans") and all options to purchase Target Common Stock then outstanding under the Target Stock Option Plan shall be assumed by Acquiror in accordance with Section 5.14.

    (d) Adjustments to Exchange Ratios. The Common Exchange Ratio, the amount of Cash Consideration and the Option Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Common Stock or Target Capital Stock), reorganization, recapitalization or other like change with respect to Acquiror Common Stock or Target Capital Stock occurring after the date hereof and prior to the Effective Time.

    (e) Fractional Shares. No fraction of a share of Acquiror Common Stock will be issued, but in lieu thereof each holder of shares of Target Capital Stock who would otherwise be entitled to a fraction of a share of Acquiror Common Stock (after aggregating all fractional shares of Acquiror Common Stock to be received by such holder) shall receive from Acquiror an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of a share of Acquiror Common Stock for the ten (10) most recent days that Acquiror Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

    (f) Dissenters' Rights. Notwithstanding any provisions of this Agreement to the contrary, any Target Capital Stock outstanding immediately prior to the Effective Time held by a holder who has demanded and perfected the right, if any, to receive fair value for such Target Capital Stock ("Dissenting Shares") in accordance with the provisions of Sections 302A.471 and 302A.473 of the Minnesota Law and as of the Effective Time has not withdrawn or lost such dissenter's rights shall not be converted into or represent a right to receive the consideration pursuant to Section 1.6(a) (the "Merger Consideration"), but the shareholder shall only be entitled to such rights as are granted by the Minnesota Law. If a holder of Target Capital Stock who asserts dissenter's rights under the Minnesota Law withdraws or loses such rights (through failure to perfect or otherwise), then, as of the Effective Time or the occurrence of such event, whichever last occurs, those shares (the "Unperfected Shares") shall be converted into and represent only the right to receive the Merger Consideration as provided in Section 1.6(a), without interest, upon the surrender of the certificate or certificates representing those Unperfected Shares. Target shall give Acquiror (i) prompt notice of any written notice of intent to demand fair value for any Unperfected Shares, attempted withdrawals of such demands, the deposit of any shares for which payment is demanded, and any other instruments served pursuant to the Minnesota Law received by the Target relating to dissenters' rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to the assertion of dissenters' rights under the Minnesota Law. The Target shall not, except with the prior written consent of Acquiror, voluntarily make any payment with respect to any such demands for payment of fair value, offer to settle or settle any such demands or approve any withdrawal of any such demands.

  1.7 Surrender of Certificates.

  (a) Exchange Agent. Harris Trust and Savings Bank shall act as exchange agent (the "Exchange Agent") in the Merger.

  (b) Acquiror to Provide Common Stock and Cash. Promptly after the Effective Time, Acquiror shall make available to the Exchange Agent for exchange in accordance with this Article I, through such reasonable procedures as Acquiror may adopt, (i) the shares of Acquiror Common Stock issuable pursuant to Section 1.6(a) in exchange for shares of Target Capital Stock outstanding immediately prior to the Effective Time, plus cash in an amount sufficient to permit payment of the Cash Consideration pursuant to Section 1.6(a), and cash in lieu of fractional shares pursuant to Section 1.6(e) (such cash amounts and certificates being hereinafter referred to as the "Exchange Fund").

  (c) Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") that immediately prior to the Effective Time represented outstanding shares of Target Capital Stock, whose shares were converted into the right to receive shares of Acquiror Common Stock, the Cash Consideration and cash in lieu of fractional shares, pursuant to Section 1.6,
(i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Acquiror may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Acquiror Common Stock, the Cash Consideration and cash in lieu of fractional shares. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Acquiror, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Acquiror Common Stock and payment of the Cash Consideration and cash in lieu of fractional shares that such holder has the right to receive pursuant to Section 1.6, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Target Capital Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full shares of Acquiror Common Stock into which such shares of Target Capital Stock shall have been so converted and the right to receive the Cash Consideration and an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6.

  (d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common Stock represented thereby until the holder of record of such Certificate surrenders such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time that would have been previously payable (but for the provisions of this Section 1.7(d)) with respect to such shares of Acquiror Common Stock.

  (e) Transfers of Ownership. If any certificate for shares of Acquiror Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered is properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Acquiror or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Acquiror Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Acquiror or any agent designated by it that such tax has been paid or is not payable.

  (f) No Liability. Notwithstanding anything to the contrary in this Section 1.7, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

  1.8 No Further Ownership Rights in Target Capital Stock. All shares of Acquiror Common Stock issued upon the surrender for exchange of shares of Target Capital Stock in accordance with the terms hereof (including any cash paid in lieu of fractional shares), together with the Cash Consideration, shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Target Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Target Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

  1.9 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Acquiror Common Stock (and cash in lieu of fractional shares), together with the Cash Consideration, as may be required pursuant to Section 1.6; provided, however, that Acquiror may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

  1.10 Tax Consequencess. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. No party shall take any action that would, to such party's knowledge, cause the Merger to fail to qualify as a reorganization within the meaning of
Section 368 of the Code. In the event the status of the Merger as a reorganization under

Sections 368(a)(1)(A) and 368(a)(2)(D) is challenged by the IRS on a basis of a technical deficiency, this Agreement will be deemed amended to the extent the amendment does not materially change the position of the parties as of the date of its execution, to correct any such technical deficiency.

  1.11 Return of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by shareholders of Target for six (6) months after the Effective Time shall be returned to Acquiror, upon demand, and any holder of Target Capital Stock who has not theretofore complied with Section 1.7 shall thereafter look only to Acquiror for issuance of the number of shares of Acquiror Common Stock and the Cash Consideration to which such holder has become entitled, subject to
Section 1.7(f).

  1.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Target and Merger Sub, the officers and directors of Target and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

                                   ARTICLE II

                    REPRESENTATIONS AND WARRANTIES OF TARGET

  Target represents and warrants to Acquiror and Merger Sub that the statements contained in this Article II are true and correct, except as set forth in the disclosure letter delivered by Target to Acquiror prior to the execution and delivery of this Agreement (the "Target Disclosure Letter"). The Target Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article II, and the disclosure in any paragraph shall qualify only the corresponding paragraph in this Article II unless a cross-reference is made to another paragraph which such disclosure also qualifies. Any reference in this Article II to an agreement being "enforceable" shall be deemed to be qualified to the extent such enforceability is subject to (i) laws of general application relating to bankruptcy, insolvency, moratorium and the relief of debtors, and (ii) the availability of specific performance, injunctive relief and other equitable remedies. In the remainder of this Article II, "Target" will be deemed to include (and each representation and warranty will apply separately and collectively to) Target and each of Target's subsidiaries, unless the context otherwise requires.

  2.1 Organization, Standing and Power. Each of Target and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Target has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect (as defined in Section 8.2) on Target. Target has delivered to Acquiror a true and correct copy of the Articles of Incorporation and Bylaws or other charter documents, as applicable, of Target and each of its subsidiaries, each as amended to date. Target is not in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent organizational documents. Target is the owner of all outstanding shares of capital stock of each of its subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each such subsidiary are owned by Target free and clear of any liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating Target or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. Target does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity other than its subsidiaries.

  2.2 Capital Structure. The authorized capital stock of Target consists of 25,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of Preferred Stock, $.01 par value, of which there were issued and outstanding as of the date of this Agreement, 9,961,944 shares of Common Stock and no shares of Preferred Stock. There are no other outstanding shares of capital stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities after the date of this Agreement, other than pursuant to the exercise of (i) options outstanding as of the date of this Agreement under the Target Stock Option Plans, and (ii) the exercise of subscription rights outstanding as of the date of this Agreement under the Target ESPP. All outstanding shares of Target Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights, rights of first refusal, rights of first offer or similar rights created by statute, the Articles of Incorporation or Bylaws of Target or any agreement to which Target is a party or by which it is bound. As of the date of this Agreement, Target has reserved (i) 1,800,000 shares of Common Stock for issuance to employees, directors and consultants pursuant to the Target Stock Option Plans, of which 254,072 shares have been issued pursuant to option exercises or direct stock purchases, and 1,501,117 shares are subject to outstanding, unexercised options and (ii) 250,000 shares of Common Stock for issuance to employees pursuant to the Target ESPP, of which 110,833 shares have been issued and approximately 3,000 shares are subject to outstanding subscription rights based on withholdings through November 15, 1999 and Target stock price as of October 1, 1999. Except for (i) the rights created pursuant to this Agreement and (ii) Target's right to repurchase any unvested shares under the Target Stock Option Plans, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Target is a party or by which it is bound obligating Target to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Target capital stock or obligating Target to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no contracts, commitments or agreements relating to the voting, purchase or sale of Target Capital Stock (i) between or among Target and any of its shareholders and (ii) to Target's knowledge, among any of Target's shareholders or between any of Target's shareholders and any third party, except for the shareholders delivering Voting Agreements (as defined below). The terms of the Target Stock Option Plans permit the assumption of such Target Stock Option Plans by Acquiror or the substitution of options to purchase Acquiror Common Stock as provided in this Agreement, without the consent or approval of the holders of the outstanding options, the Target shareholders, or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such options. The current "Purchase Period" (as defined in the Target ESPP) commenced under the Target ESPP on October 1, 1999 and will end prior to the Effective Time, and except for the purchase rights granted on such commencement date to participants in the current Purchase Period, there are no other purchase rights or options outstanding under the Target ESPP. True and complete copies of all agreements and instruments relating to or issued under the Target Stock Option Plans and Target ESPP have been made available to Acquiror, and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments from the form made available to Acquiror. All outstanding Common Stock was issued in compliance with all applicable federal and state securities laws.

  2.3 Authority.

  (a) Target has all requisite corporate power and authority to enter into this Agreement, the Articles of Merger and the Option Agreement (collectively, the "Transaction Documents") and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Target, subject only to the approval of the Merger by Target's shareholders as contemplated by Section 6.1. This Agreement and the other Transaction Documents have been duly executed and delivered by Target and constitute the valid and binding obligations of Target, enforceable against Target in accordance with their terms.

  (b) The execution and delivery of this Agreement and the other Transaction Documents by Target do not, and the consummation and performance of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require a consent to assignment or a novation under (i) any provision of the Articles of Incorporation or Bylaws of Target, as amended, or (ii) any contract, agreement, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target or any of its properties or assets, except in the case of clause (ii) as would not individually or in the aggregate have a Material Adverse Effect on Target.

  (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Target in connection with the execution and delivery of this Agreement and the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing of the Articles of Merger, together with the required officers' certificates, as provided in Section 1.2; (ii) the filing of the Proxy Statement (as defined is Section 2.23 hereof) with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act") and clearance thereof by the SEC; (iii) the filing of a report on Form 8-K in accordance with the Exchange Act; (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country; (v) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR");

and (vi) such other consents, authorizations, filings, approvals and registrations that, if not obtained or made, would not have a Material Adverse Effect on Target and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement.

  2.4 SEC Documents Financial Statements. Target has furnished to Acquiror a true and complete copy of each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities
Act), definitive proxy statement, and other filing filed with the SEC by Target since January 1, 1998, and, prior to the Effective Time, Target will have furnished Acquiror with true and complete copies of any additional documents filed with the SEC by Target prior to the Effective Time (collectively, the "Target SEC Documents"). In addition, Target has made available to Acquiror all exhibits to the Target SEC Documents filed prior to the date hereof, and will promptly make available to Acquiror all exhibits to any additional Target SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the Target SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those that have expired in accordance with their terms, and neither Target nor any of its subsidiaries is in default thereunder except for any such default that individually or in the aggregate would not or could not reasonably be expected to have a Material Adverse Effect on Target. As of their respective filing dates, the Target SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the Target SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Target SEC Document. The financial statements of Target, including the notes thereto, included in the Target SEC Documents (the "Target Financial Statements") fairly present the consolidated financial condition and the related consolidated statements of operations, of shareholder's equity, and of cash flows of Target at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments), complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Qs, as permitted by Form 10-Q and Regulations S-K and S-X of the SEC).

  2.5 Absence of Certain Changes. Since September 30, 1999, (the "Target Balance Sheet Date"), Target has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in, or might reasonably be expected to result in, a Material Adverse Effect (as defined in Section 8.2) on Target; (ii) any acquisition, sale or transfer of any material asset of Target; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Target or any revaluation by Target of any of its assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Target, or any direct or indirect redemption, purchase or other acquisition by Target of any of its shares of capital stock; (v) any material contract entered into by Target, other than as provided to Acquiror, or any material amendment or termination of, or default under, any material contract to which Target is a party or by which it is bound; (vi) any amendment or change to the Articles of Incorporation or Bylaws of Target; (vii) any increase in or modification of the compensation or benefits payable or to become payable by Target to any of its directors, employees or consultants other than with respect to non-officer employees and consultants only, any increases in the ordinary course of business consistent with past practice; or (viii) any negotiation or agreement by Target to do any of the things described in the preceding clauses (i) through (vii) (other than negotiations with Acquiror and its representatives regarding the transactions contemplated by this Agreement).

  2.6 Absence of Undisclosed Liabilities. Target has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet for the period ended September 30, 1999 (the "Target Balance Sheet"), (ii) those obligations or liabilities (including contractual obligations) incurred in the ordinary course of business since the Target Balance Sheet Date in amounts consistent with prior periods, and (iii) those incurred in connection with the execution of this Agreement.

  2.7 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Target, threatened (including allegations that could form the basis for future action) against Target or any of its properties or officers or directors (in their capacities as such), which, if adversely determined would or could reasonably be expected to have a Material Adverse Effect on Target. There is no judgment, decree or order against Target, or, to the knowledge of Target, any of its directors or officers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on Target. All litigation to which Target is a party (or, to the knowledge of Target, threatened to become a party) is disclosed in the Target Disclosure Letter. Target does not have any plans to initiate any litigation, arbitration or other proceeding against any third party.

  2.8 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Target that has or could reasonably be expected to have the effect of prohibiting or impairing in any material respect any current business practice of Target, any acquisition of property by Target or the conduct of business by Target as currently conducted by Target.

  2.9 Governmental Authorization. Target has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which Target currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Target's business or the holding of any such interest ((i) and (ii) herein collectively called "Target Authorizations"), and all of such Target Authorizations are in full force and effect, except where the failure to obtain or have any such Target Authorizations could not reasonably be expected to have a Material Adverse Effect on Target.

  2.10 Title to Property. Target has good and marketable title to all of its properties, interests in properties and assets, real and personal, necessary for the conduct of its business as presently conducted or which are reflected in the Target Balance Sheet or acquired after the Target Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of in the ordinary course of business since the Target Balance Sheet
Date), or with respect to leased properties and assets, valid leasehold interests therein, in each case free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) liens for current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties and (iii) liens securing debt that are reflected on the Target Balance Sheet. The plants, property and equipment of Target that are used in the operations of its business are in good operating condition and repair (normal wear and tear excepted). All properties used in the operations of Target are reflected in the Target Balance Sheet to the extent generally accepted accounting principles require the same to be reflected. Except as set forth in the Target Disclosure Letter, Target does not own or lease any real property. For purposes of this
Section 2.10, the term "property" or "properties" does not include Intellectual Property.

  2.11 Intellectual Property.

  (a) Target owns or is licensed for, and in any event possesses sufficient rights with respect to, all Intellectual Property (defined below) that is used, exercised, or exploited ("Used") in, or that may be necessary for, its business as currently conducted ("Target Intellectual Property," which term will also include all other Intellectual Property owned by or licensed to Target now or in the past) without any material conflict with or infringement or misappropriation of any rights or property of others ("Infringement"). Such ownership, licenses and rights are exclusive (A) except with respect to Inventions (defined below) in the public domain that are not important differentiators of Target's business and (B) except with respect to standard, generally commercially available, "off-the-shelf" third party products that are not part of any current product, service or Intellectual Property offering of Target. No Target Intellectual Property was conceived or developed directly or indirectly with or pursuant to government funding or a government contract. "Intellectual Property" means (i) inventions (whether or not patentable); trade names, trade marks, service marks, logos and other designations ("Marks"); works of authorship; mask works; data; technology, know-how, trade secrets, ideas and information; designs; formulas; algorithms; processes; schematics; computer software (in source code and/or object code form); and all other intellectual and industrial property of any sort ("Inventions") and (ii) patent rights; Mark rights; copyrights; mask work rights; sui generis database rights; trade secret rights; moral rights; and all other intellectual and industrial property rights of any sort throughout the world, and all applications, registrations, issuances and the like with respect thereto ("IP Rights"). With respect to patent rights, moral rights and Mark rights, the representations and warranties of this Section 2.11(a) are made only to Target's knowledge. All copyrightable matter within Target Intellectual Property has been created by persons who were employees of Target at the time of creation and no third party has or will have "moral rights" or rights to terminate any assignment or license with respect thereto. Target has not received any written communication alleging or suggesting that or questioning whether Target has been or may be engaged in, liable for or contributing to any Infringement, nor does Target have any reason to expect that any such communication will be forthcoming.

  (b) To the extent included in Target Intellectual Property (but excluding Intellectual Property licensed to Target only on a nonexclusive basis and material to Target's business), the Target Disclosure Letter lists (by name, number, jurisdiction, owner and, where applicable, the name and address of each inventor) all patents and patent applications; all registered and unregistered Marks; and all registered and, if material, unregistered copyrights and mask works; and all other issuances, registrations, applications and the like with respect to those or any other IP Rights. No cancellation, termination, expiration or abandonment of any of the foregoing (except natural expiration or termination at the end of the full possible term, including extensions and renewals) is anticipated by Target. Target is not aware of any material questions or challenges (or any specific basis therefor) with respect to the validity of any of the foregoing issued or registered IP Rights (or any part or claim thereof).

  (c) There is, to the knowledge of Target, no unauthorized Use, disclosure, infringement or misappropriation of any Target Intellectual Property by any third party, including, without limitation, any employee or former employee of Target.

  (d) Target has taken all reasonable and appropriate steps to protect and preserve the confidentiality of all Target Intellectual Property with respect to which Target has exclusivity and that is not otherwise disclosed in published patents or patent applications or registered copyrights ("Target Confidential Information"). Except where failure to do so would not have a Material Adverse Effect on Target, all use by and disclosure to employees or others of Target Confidential Information has been pursuant to the terms of valid and binding written confidentiality and nonuse/restricted-use agreements. Except as set forth in the Target Disclosure Letter, Target has not disclosed or delivered to any third party, or permitted the disclosure or delivery to any escrow holder or other person any part of any source code.

  (e) Each current and former employee and contractor of Target who is or was involved in, or who has contributed to, the creation or development of any Target Intellectual Property has executed and delivered (and to the knowledge of Target is in compliance with) an enforceable agreement in substantially the form of Target's standard Confidentiality and Non-Compete Agreement (in the case of an employee) or a consulting agreement providing for the valid assignment to Target of all Target Intellectual Property created or developed for the Target (in the case of a contractor).

  (f) To Target's knowledge, Target is not Using, and it will not be necessary to Use, (i) any Inventions of any of its past or present employees or contractors (or people currently intended to be hired) made prior to or outside the scope of their employment by Target or (ii) any confidential information or trade secrets of any former employer of any such person.

  2.12 Environmental Matters. Target is and has at all times operated its business in material compliance with all Environmental Laws and to Target's knowledge, no material expenditures are or will be required in order to comply with such Environmental Laws. "Environmental Laws" means all applicable statutes, rules, regulations, ordinances, orders, decrees, judgments, permits, licenses, consents, approvals, authorizations, and governmental requirements or directives or other obligations lawfully imposed by governmental authority under federal, state or local law pertaining to the protection of the environment, protection of public health, protection of worker health and safety, the treatment, emission and/or discharge of gaseous, particulate and/or effluent pollutants, and/or the handling of hazardous materials, including without limitation, the Clean Air Act, 42 U.S.C. (S) 7401, et seq., the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), 42 U.S.C. (S) 9601, et seq., the Federal Water Pollution Control Act, 33 U.S.C. (S) 1321, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. (S) 1801, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. (S) 6901, et seq. ("RCRA"), and the Toxic Substances Control Act, 15 U.S.C. (S) 2601, et seq.

  2.13 Taxes.

  (a) All Tax returns, statements, reports, declarations and other forms and documents (including without limitation estimated Tax returns and reports and material information statements, returns and reports) required to be filed with any Tax authority with respect to any Taxable period ending on or before the Effective Time, by or on behalf of Target (collectively, "Tax Returns" and individually a "Tax Return"), have been or will be completed and filed when due (including any extensions of such due date) and all amounts shown due on such Tax Returns on or before the Effective Time have been or will be paid on or before such date. The Target September 30, 1999, balance sheet included in the Financial Statements (the "Target Balance Sheet") (i) fully accrues for all actual and contingent liabilities for Taxes with respect to all periods through September 30, 1999, and Target has not and will not incur any Tax liability in excess of the amount reflected on such Target Balance Sheet with respect to such periods (excluding any amount thereof that reflects timing differences between the recognition of income for purposes of GAAP and for Tax purposes), and (ii) accrues in accordance with GAAP for all material liabilities for Taxes payable after September 30, 1999, with respect to all transactions and events occurring on or prior to such date. All information set forth in the notes to the Target Financial Statements relating to Tax matters is true, complete (with respect to such matters required under GAAP) and accurate in all material respects. No material Tax liability since September 30, 1999, has been or will be incurred by Target other than in the ordinary course of business, and adequate provision has been made by Target for all Taxes since that date in accordance with GAAP on at least a quarterly basis.

  (b) Target has previously provided or made available to Acquiror true and correct copies of all Tax Returns filed since January 1, 1995. Target has withheld and paid to the applicable financial institution or Tax authority all amounts required to be withheld. To the best knowledge of Target, Tax Returns filed with respect to Taxable years of Target through the Taxable year ended December 31, 1998 in the case of the United States, have been examined and closed. Target (or any member of any affiliated or combined group of which Target has been a member) has not granted any extension or waiver of the limitation period applicable to any Tax Returns that is still in effect. There is no material claim, audit, action, suit, proceeding, or (to the knowledge of Target) investigation now pending or (to the knowledge of Target) threatened against or with respect to Target in respect of any Tax or assessment. No written notice of deficiency or similar document of any Tax authority has been received by Target, and there are no liabilities for Taxes (including liabilities for interest, additions to Tax and penalties thereon and related expenses) with respect to the issues that have been raised (and are currently pending) by any Tax authority that could, if determined adversely to Target, materially and adversely affect the liability of Target for Taxes. There are no liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of Target. Target has never been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code. Target is in full compliance with all the terms and conditions of any Tax exemptions or other Tax-sharing agreement or order of a foreign government and the consummation of the Merger will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption or other Tax-sharing agreement or order. Neither Target nor any person on behalf of Target has entered into or will enter into any agreement or consent pursuant to the collapsible corporation provisions of Section 341(f) of the Code (or any corresponding provision of state, local or foreign income tax law) or agreed to have Section 341(f)(2) of the Code (or any corresponding provision of state, local or foreign income tax law) apply to any disposition of any asset owned by Target. None of the assets of Target is property that Target is required to treat as being owned by any other person pursuant to the so-called "safe harbor lease" provisions of former Section 168(f)(8) of the Code. None of the assets of Target directly or indirectly secures any debt the interest on which is tax-exempt under Section 103(a) of the Code. None of the assets of Target is "tax-exempt use property" within the meaning of Section 168(h) of the Code. Target has not made and will not make a deemed dividend election under Treas. Reg. (S)1.1502-32(f)(2) or a consent dividend election under Section 565 of the Code. Target has never been a party (either as a distributing corporation as a corporation that has been distributed) to any transaction intended to qualify under Section 355 of the Code or any corresponding provision of state law. Target has not participated in (and will not participate in) an international boycott within the meaning of
Section 999 of the Code. Target does not have and has not had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States of America and such foreign country and Target has not engaged in a trade or business within any foreign country. Target has never elected to be treated as an S-corporation under Section 1362 of the Code or any corresponding provision of federal or state law. All material elections with respect to Target's Taxes made during the fiscal years ending December 31, 1996, 1997 and 1998 are reflected on the Target Tax Returns for such periods, copies of which have been provided or made available to Acquiror. After the date of this Agreement, no material election with respect to Taxes will be made without the prior written consent of Acquiror, which consent will not be unreasonably withheld or delayed. Target is not party to any joint venture, partnership, or other arrangement or contract that could be treated as a partnership for federal income tax purposes. Target is not currently and never has been subject to the reporting requirements of Section 6038A of the Code. There is no agreement, contract or arrangement to which Target is a party that could, individually or collectively, result in the payment of any amount that would not be deductible by reason of Sections 280G (as determined without regard to Section 280G(b)(4)), 162(a) (by reason of being unreasonable in amount), 162 (b) through (p) or 404 of the Code. Target is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (whether written or unwritten or arising under operation of federal law as a result of being a member of a group filing consolidated Tax returns, under operation of certain state laws as a result of being a member of a unitary group, or under comparable laws of other states or foreign jurisdictions) that includes a party other than Target nor does Target owe any amount under any such Agreement. Target is not, and has not been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Other than by reason of the Merger, Target has not been and will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

  (c) For purposes of this Agreement, the following terms have the following meanings: "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means any and all taxes including, without limitation, (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, value added, net worth, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "Tax authority") responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period or as the result of being a transferee or successor thereof and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other person. As used in this Section 2.13, the term "Target" means Target and any entity included in, or required under GAAP to be included in, any of the Target Financial Statements.

  2.14 Employee Benefit Plans.

  (a) For all purposes under this Section 2.14 "ERISA Affiliate" shall mean each person (as defined in Section 3(9) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) that, together with Target, is treated as a single employer under Section 4001(b) of ERISA or Section 414 of the Code. Except for the plans and agreements listed in Schedule 2.14 (collectively, the "Plans"), Target and its ERISA Affiliates do not maintain, are not a party to, do not contribute to and are not obligated to contribute to, and employees or former employees of Target and its ERISA Affiliates and their dependents or survivors do not receive benefits under, any of the following (whether or not set forth in a written document):

    (i) Any employee benefit plan, as defined in section 3(3) of ERISA;

    (ii) Any bonus, deferred compensation, incentive, restricted stock, stock purchase, stock option, stock appreciation right, phantom stock, supplemental pension, executive compensation, cafeteria benefit, dependent care, director or employee loan, fringe benefit, sabbatical, severance, termination pay or similar plan, program, policy, agreement or arrangement; or

    (iii) Any plan, program, agreement, policy, commitment or other arrangement relating to the provision of any benefit described in section 3(1) of ERISA to former employees or directors or to their survivors, other than procedures intended to comply with the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA").

  (b) Neither Target nor any ERISA Affiliate has terminated, suspended, discontinued contributions to or withdrawn from any employee pension benefit plan, as defined in section 3(2) of ERISA, including (without limitation) any multiemployer plan, as defined in section 3(37) of ERISA.

  (c) Target has provided to Acquiror complete, accurate and current copies of each of the following:

    (i) The text (including amendments) of each of the Plans, to the extent reduced to writing;

    (ii) A summary of each of the Plans, to the extent not previously reduced to writing;

    (iii) With respect to each Plan that is an employee benefit plan (as defined in section 3(3) of ERISA), the following:

      (1) The most recent summary plan description, as described in section 102 of ERISA;

      (2) Any summary of material modifications that has been distributed to participants but has not been incorporated in an updated summary plan description furnished under Subparagraph (1) above; and

      (3) The annual report, as described in section 103 of ERISA, and (where applicable) actuarial reports, for the three most recent plan years for which an annual report or actuarial report has been prepared; and

    (iv) With respect to each Plan that is intended to qualify under section 401(a) of the Code the most recent determination letter concerning the plan's qualification under section 401(a) of the Code, as issued by the Internal Revenue Service, and any subsequent determination letter application.

  (d) With respect to each Plan that is an employee benefit plan (as defined in section 3(3) of ERISA), the requirements of ERISA applicable to such Plan have been satisfied, except to the extent that a failure to satisfy any of such requirements would not have a Material Adverse Effect.

  (e) With respect to each Plan that is subject to COBRA, the requirements of COBRA applicable to such Plan have been satisfied, except to the extent that a failure to satisfy any of such requirements would not have a Material Adverse Effect.

  (f) With respect to each Plan that is subject to the Family Medical Leave Act of 1993, as amended, the requirements of such Act applicable to such Plan have been satisfied, except to the extent that a failure to satisfy any of such requirements would not have a Material Adverse Effect.

  (g) Each Plan that is intended to qualify under section 401(a) of the Code meets the requirements for qualification under section 401(a) of the Code and the regulations thereunder, except to the extent that such requirements may be satisfied by adopting retroactive amendments under section 401(b) of the Code and the regulations thereunder. Each such Plan has been administered in accordance with its terms (or, if applicable, such terms as will be adopted pursuant to a retroactive amendment under section 401(b) of the Code) and the applicable provisions of ERISA and the Code and the regulations thereunder, except to the extent that a failure to be so administered would not have a Material Adverse Effect.

  (h) Neither Target nor any ERISA Affiliate has any accumulated funding deficiency under section 412 of the Code or any termination or withdrawal liability under Title IV of ERISA, except to the extent that any such liability would not have a Material Adverse Effect.

  (i) All contributions, premiums or other payments due from the Target to (or under) any Plan have been fully paid or adequately provided for on the books and financial statements of Target except to the extent that failure to pay or provide for such contributions, premiums or other payments would not have a Material Adverse Effect. All accruals (including, where appropriate, proportional accruals for partial periods) have been made in accordance with prior practices.

  2.15 Employees and Consultants.

  (a) Target has provided Acquiror with a true and complete list of all individuals employed by Target as of the date hereof and the position and base compensation payable to each such individual. The Target Disclosure Letter contains a list of any written and a description of any oral employment agreements, consulting agreements or termination or severance agreements to which Target is a party.

  (b) Target is not a party to or subject to a labor union or a collective bargaining agreement or arrangement and is not a party to any labor or employment dispute.

  (c) The consummation of the transactions contemplated herein will not result in (i) any amount becoming payable to any employee, director or independent contractor of Target, (ii) the acceleration of payment or vesting of any benefit, option or right to which any employee, director or independent contractor of Target may be entitled, (iii) the forgiveness of any indebtedness of any employee, director or independent contractor of Target or (iv) any cost becoming due or accruing to Target or the Acquiror with respect to any employee, director or independent contractor of Target.

  (d) Target is not obligated and upon consummation of the Merger will not be obligated to make any payment or transfer any property that would be considered a "parachute payment" under section 280G(b)(2) of the Code.

  (e) To the knowledge of Target, no employee of Target has been injured in the work place or in the course of his or her employment except for injuries that are covered by insurance or for which a claim has been made under workers' compensation or similar laws.

  (f) Target has complied in all material respects with the verification requirements and the record-keeping requirements of the Immigration Reform and Control Act of 1986 ("IRCA"); to the knowledge of Target, the information and documents on which Target relied to comply with IRCA are true and correct; and there have not been any discrimination complaints filed against Target pursuant to IRCA, and to the knowledge of Target, there is no basis for the filing of such a complaint that could reasonably be expected to have a Material Adverse Effect.

  (g) Target has not received or been notified of any written complaint by any employee, applicant, union or other party of any discrimination or other conduct forbidden by law or contract, nor to the knowledge of Target, is there a basis for any complaint, except such complaints as could not reasonably be expected to have a Material Adverse Effect.

  (h) Target's action in complying with the terms of this Agreement will not violate any agreements with any of Target's employees.

  (i) Target has filed or will file all required reports and information with respect to its employees that are due prior to the Closing Date and otherwise has complied in its hiring, employment, promotion, termination and other labor practices with all applicable federal and state law and regulations, including without limitation those within the jurisdiction of the United States Equal Employment Opportunity Commission, United States Department of Labor and state and local human rights or civil rights agencies, except to the extent that any such failure to file or comply would not have a Material Adverse Effect on Target.

  (j) Target is not aware that any of its employees or contractors is obligated under any agreement, commitments, judgment, decree, order or otherwise (an "Employee Obligation") that could reasonably be expected to interfere with the use of his or her best efforts to promote the interests of Target or that could reasonably be expected to conflict with any of Target's business as conducted and that could reasonably be expected to have a Material Adverse Effect on Target. Neither the execution nor delivery of this Agreement nor the conduct of Target's business as conducted, will, to Target's knowledge, conflict with or result in a material breach of the terms, conditions or provisions of, or constitute a default under, any Employee Obligation.

  2.16 Related-Party Transactions. No employee, officer, or director of Target or member of his or her immediate family is indebted to Target, nor is Target indebted (or committed to make loans or extend or guarantee credit) to any of them. To Target's knowledge, none of such persons has any direct or indirect ownership interest in any firm or corporation with which Target is affiliated or with which Target has a business relationship, or any firm or corporation that competes with Target, except to the extent that employees, officers, or directors of Target and members of their immediate families own stock in publicly traded companies that may compete with Target. No member of the immediate family of any officer or director of Target is directly or indirectly interested in any material contract with Target.

  2.17 Insurance. Target has policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Target. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Target is otherwise in compliance with the terms of such policies and bonds. Target has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

  2.18 Compliance with Laws. Target has complied with, is not in violation of, and has not received any written notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as could not be reasonably expected to have a Material Adverse Effect on Target.

  2.19 Brokers' and Finders' Fees. Target has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

  2.20 Vote Required. The affirmative vote of the holders of a majority of the Target Common Stock outstanding on the record date set for the Target Shareholders Meeting (as hereafter defined) is the only vote of the holders of any of Target's Capital Stock necessary to approve this Agreement and the transactions contemplated hereby.

  2.21 No Breach of Material Contracts. The Target has performed all of the obligations required to be performed by it and is entitled to all benefits under, and, to Target's knowledge, is not alleged to be in default in respect of any material contract, except where the default would not and could not be expected to have a Material Adverse Effect on Target. Each of the material contracts is in full force and effect, unamended, and there exists no default or event of default or event, occurrence, condition or act, with respect to Target or to Target's knowledge with respect to the other contracting party, or otherwise that, with or without the giving of notice, the lapse of the time or the happening of any other event or conditions, could reasonably be expected to
(A) become a default or event of default under any material contract, which default or event of default could reasonably be expected to have a Material Adverse Effect on Target or (B) result in the loss or expiration of any material right or option by Target (or the gain thereof by any third party) under any material contract or (C) the release, disclosure or delivery to any third party of any part of the source code. True, correct and complete copies of all material contracts have been delivered to the Acquiror.

  2.22 Registration Statement; Proxy Statement/Prospectus. The written information supplied by Target expressly for the purpose of inclusion in the registration statement on Form S-4 (or such other or successor form as shall be appropriate) pursuant to which the issuance of the shares of Acquiror Common Stock to be issued in the Merger will be registered with the SEC (the "Registration Statement") shall not at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading. The written information supplied by Target expressly for the purpose of inclusion in the proxy statement/prospectus to be sent to the shareholders of Target in connection with the meetings of Target's shareholders (the "Target Shareholders Meeting") to be held in connection with the Merger (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to Target's shareholders, at the time of the Target Shareholders Meeting and at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event or information should be discovered by Target that should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Target shall promptly inform Acquiror and Merger Sub. Notwithstanding the foregoing, Target makes no representation, warranty or covenant with respect to any information supplied by Acquiror or Merger Sub that is contained in any of the foregoing documents.

  2.23 Complete Copies of Materials. Target has delivered or made available true and complete copies of each document that has been requested by Acquiror or its counsel in connection with their technical, legal and accounting review of Target.

  2.24 Opinion of Financial Advisor. Target has been advised in writing by its financial advisor, U.S. Bancorp Piper Jaffray, that in its opinion, as of the date of this Agreement, the Merger is fair to the shareholders of Target from a financial point of view.

  2.25 Board Approval. The Board of Directors of Target has unanimously (i) approved this Agreement and the Merger, (ii) determined that the Merger is in the best interest of the shareholders of Target and is on terms that are fair to such shareholders and (iii) recommended that the shareholders of Target approve this Agreement and the Merger.

  2.26 Section 673 of Minnesota Law Not Applicable. The Board of Directors of Target has taken all actions so that the restrictions contained in Section 302A.673 of the Minnesota Law applicable to a "business combination" (as defined in Section 302A.673) will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

  2.27 Representations Complete. None of the representations or warranties made by Target herein or in any Schedule hereto, including the Target Disclosure Letter, or certificate furnished by Target pursuant to this Agreement or the Target SEC Documents, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                  ARTICLE III

           REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

  Acquiror and Merger Sub represent and warrant to Target that the statements contained in this Article III are true and correct, except as set forth in the Disclosure Letter delivered by Acquiror to Target to prior to the execution and delivery of this Agreement (the "Acquiror Disclosure Letter"). The Acquiror Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III, and the disclosure in any paragraph shall qualify only the corresponding paragraph in this Article III unless a cross reference is made to another paragraph which such disclosure also qualifies. Any reference in this Article III to an agreement being "enforceable" shall be deemed to be qualified to the extent such enforceability is subject to (i) laws of general application relating to bankruptcy, insolvency, moratorium and the relief of debtors, and (ii) the availability of specific performance, injunctive relief and other equitable remedies.

  3.1 Organization, Standing and Power. Each of Acquiror and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Acquiror and its subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Acquiror. Acquiror has delivered a true and correct copy of the Certificate of Incorporation and Bylaws of Acquiror and Merger Sub, each as amended to date, to Target. Neither Acquiror nor Merger Sub is in violation of any of the provisions of its Certificate of Incorporation or Bylaws. Acquiror is the owner of all outstanding shares of capital stock of each of its subsidiaries, except where required by local law, and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each such subsidiary are owned by Acquiror free and clear of all liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating Acquiror or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. Except as disclosed in the Acquiror SEC Documents (as defined in Section 3.4), Acquiror does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

  3.2 Capital Structure. The authorized capital stock of Acquiror consists of 200,000,000 shares of Common Stock, $.0001 par value, and 5,000,000 shares of Preferred Stock, $.0001 par value, of which there were issued and outstanding as of September 30, 1999, 84,981,147 shares of Common Stock and no shares of Preferred Stock. An aggregate of 30,000 shares of Acquiror's Series A Junior Participating Preferred Stock ("Acquiror Junior Preferred Stock") were reserved for future issuance pursuant to the Rights Agreement, dated May 23, 1997, between Acquiror and Harris Trust and Savings Bank, as Rights Agent (the "Acquiror Rights Agreement"). There are no other outstanding shares of capital stock or voting securities of Acquiror other than shares of Acquiror Common Stock issued after September 30, 1999, upon (i) the exercise of options issued under

Acquiror's 1995 Stock Option/Stock Issuance Plan (the "Acquiror Stock Option Plan") or (ii) the exercise of subscription rights outstanding as of such date under the Acquiror Employee Stock Purchase Plan (the "Acquiror ESPP"). The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, $.0001 par value, all of which are issued and outstanding and are held by Acquiror. All outstanding shares of Acquiror have been duly authorized, validly issued, fully paid and are nonassessable and free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof and are not subject to preemptive rights, rights of first refusal or other similar rights created by statute, the Certificate of Incorporation or Bylaws of Acquiror or Merger Sub or any agreement to which Acquiror or Merger Sub is a party or by which it is bound. As of September 30, 1999, Acquiror had reserved (i) 16,460,793 shares of Common Stock for issuance to employees, directors and independent contractors pursuant to the Acquiror Stock Option Plan, of which approximately 12,687,995 shares have been issued pursuant to option exercises, and approximately 12,662,858 shares are subject to outstanding, unexercised options, and (ii) 8,400,000 shares of Common Stock for issuance to employees pursuant to the Acquiror ESPP, of which 1,909,257 shares have been issued and as of September 30, 1999, approximately 6,490,743 shares are subject to outstanding subscriptions. Other than as set forth above and the commitment to issue shares of Common Stock pursuant to this Agreement; there are no other options, warrants, calls, rights, commitments or agreements of any character to which Acquiror or Merger Sub is a party or by which either of them is bound obligating Acquiror or Merger Sub to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Acquiror or Merger Sub or obligating Acquiror or Merger Sub to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. The shares of Common Stock to be issued pursuant to the Merger will, upon their issuance, be duly authorized, validly issued, fully paid, and non-assessable, will not be subject to any preemptive or other statutory right of shareholders; will be issued in compliance with applicable U.S. Federal and state securities laws; will be free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof; and will have the rights attached thereto under the Acquiror Rights Agreement.

  3.3 Authority.

  (a) Each of Acquiror and Merger Sub has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of each of Acquiror and Merger Sub. This Agreement and the other Transaction Documents have been duly executed and delivered by each of Acquiror and Merger Sub and constitute the valid and binding obligations of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with their terms.

  (b) The execution and delivery of this Agreement and the other Transaction Documents do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require a consent to assignment or a novation under (i) any provision of the Certificate of Incorporation or Bylaws of Acquiror or any of its subsidiaries, as amended, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquiror or any of its subsidiaries or their properties or assets.

  (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Acquiror or any of its subsidiaries in connection with the execution and delivery of this Agreement or the other Transaction Documents by Acquiror and Merger Sub or the consummation by Acquiror and Merger Sub of the transactions contemplated hereby or thereby, except for (i) the filing of the Articles of Merger, together with the required officers' certificates, as provided in Section 1.2, (ii) the filing of a Form 8-K with the SEC and National Association of Securities Dealers ("NASD") within 15 days after the Closing Date, (iii) any filings as may be required under applicable state securities laws and the securities laws of any foreign country, (iv) such filings as may be required under HSR, (v) the filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Capital Stock in the Merger and upon exercise of the options under the Target Stock Option Plans assumed by Acquiror, and (vi) such other consents, authorizations, filings, approvals and registrations that, if not obtained or made, would not have a Material Adverse Effect on Acquiror or Merger Sub and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement or the other Transaction Documents.

  3.4 SEC Documents; Financial Statements. Acquiror has furnished to Target a true and complete copy of each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities
Act), definitive proxy statement, and other filing filed with the SEC by Acquiror since January 1, 1998, and, prior to the Effective Time, Acquiror will have furnished Target with true and complete copies of any additional documents filed with the SEC by Acquiror prior to the Effective Time (collectively, the "Acquiror SEC Documents"). In addition, Acquiror has made available to Target all exhibits to the Acquiror SEC Documents filed prior to the date hereof, and will promptly make available to Target all exhibits to any additional Acquiror SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the Acquiror SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those that have expired in accordance with their terms, and neither Acquiror nor any of its subsidiaries is in default thereunder. As of their respective filing dates, the Acquiror SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the Acquiror SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Acquiror SEC Document. The financial statements of Acquiror, including the notes thereto, included in the Acquiror SEC Documents (the "Acquiror Financial Statements") fairly present the consolidated financial condition and the related consolidated statements of operations, of stockholder's equity, and of cash flows of Acquiror at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments), complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Qs, as permitted by Form 10-Q of the SEC).

  3.5 Absence of Certain Changes. Since September 30, 1999 (the "Acquiror Balance Sheet Date"), Acquiror has conducted its business in the ordinary course consistent with past practice and there has not occurred any change, event or condition (whether or not covered by insurance) that has resulted in, or might reasonably be expected to result in, a Material Adverse Effect on Acquiror.

  3.6 Absence of Undisclosed Liabilities. Acquiror has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet for the period ended September 30, 1999 (the "Acquiror Balance Sheet"), (ii) those obligations or liabilities (including contractual obligations) incurred in the ordinary course of business since the Acquiror Balance Sheet Date in amounts consistent with prior periods, and (iii) those incurred in connection with the execution of this Agreement.

  3.7 Intellectual Property. Acquiror and its subsidiaries own or are licensed for and in any event possess sufficient rights with respect to all Intellectual Property that is Used in, or that may be necessary for, the business of Acquiror and its subsidiaries as currently conducted by Acquiror and its subsidiaries ("Acquiror Intellectual Property"), except to the extent that the failure to have such rights have not had and would not reasonably be expected to have a Material Adverse Effect on Acquiror. Acquiror's rights to Acquiror Intellectual Property is without any conflict with or infringement or misappropriation of any rights or property of others. With respect to patent rights, moral rights and Mark rights, the representations and warranties of this Section 3.7 are made only to Acquiror's knowledge.

  3.8 Environmental Matters. Acquiror is and has at all times operated its business in material compliance with all Environmental Laws and to Acquiror's knowledge, no material expenditures are or will be required in order to comply with such Environmental Laws.

  3.9 Employee Benefit Plans. With respect to each Acquiror Plan that is an employee benefit plan (as defined in section 3(3) of ERISA), the requirements of ERISA with respect to such Plan have been satisfied, except to the extent that a failure to satisfy any of such requirements would not have a Material Adverse Effect.

  3.10 Litigation. Except as disclosed in the Acquiror SEC Documents, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Acquiror or any of its subsidiaries, threatened against Acquiror or any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Acquiror. There is no judgment, decree or order against Acquiror or any of its subsidiaries or, to the knowledge of Acquiror or any of its subsidiaries, any of their respective directors or officers (in their capacities as such) that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on Acquiror.

  3.11 Compliance with Laws. Each of Acquiror and its subsidiaries has complied with, are not in violation of, and have not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as could not be reasonably expected to have a Material Adverse Effect on Acquiror.

  3.12 Proxy Statement. The written information supplied by Acquiror and Merger Sub expressly for the purpose of inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to Target's shareholders, at the time of the Target Shareholders Meeting and at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event or information should be discovered by Acquiror or Merger Sub that should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Acquiror and Merger Sub will promptly inform Target. Notwithstanding the foregoing, neither Acquiror nor Merger Sub make any representation, warranty or covenant with respect to any information supplied by Target that is contained in any of the foregoing documents.

  3.13 Board Approval. The Board of Directors of Acquiror and Merger Sub have approved this Agreement and the Merger.

  3.14 Representations Complete. None of the representations, warranties or statements made by Acquiror or Merger Sub herein or in any Schedule hereto, including the Acquiror Disclosure Letter, or certificate furnished by Acquiror pursuant to this Agreement, or the Acquiror SEC Documents, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

  4.1 Conduct of Business of Target and Acquiror. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Target and Acquiror each agree (except to the extent expressly contemplated by this Agreement or as consented to in writing by the other), to carry on its and its subsidiaries' business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted. Target further agrees to (i) pay and to cause its subsidiaries to pay debts and Taxes when due, subject to good faith disputes over such debts or Taxes, and (ii) to use all reasonable efforts consistent with past practice and policies to preserve intact its and its subsidiaries' present business organizations, keep available the services of its and its subsidiaries' present officers and key employees and preserve its and its subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its subsidiaries, to the end that its and its subsidiaries' goodwill and ongoing businesses shall be unimpaired at the Effective Time in all material respects. Target and Acquiror each agree to promptly notify each other of any event or occurrence not in the ordinary course of its or its subsidiaries' business, and of any event that could have a Material Adverse Effect on Target and Acquiror, respectively. Without limiting the foregoing, except as expressly contemplated by this Agreement, Target shall not do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of Acquiror:

    (a) Charter Documents. Cause or permit any amendments to its Articles of Incorporation or Bylaws;

    (b) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock, except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its subsidiaries; or

    (c) Other. Take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) and (b) above, or any action that would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder in any material respect.

  4.2 Conduct of Business of Target. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement, Target shall not do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of Acquiror:

    (a) Material contracts. Enter into any material contract, agreement, license or commitment, or violate, amend or otherwise modify or waive any of the terms of any of its material contracts, agreements or licenses, other than in the ordinary course of business and consistent with past practice;

    (b) Stock Option Plans, etc. Accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans; provided, however, the foregoing shall not effect any such rights or provisions existing as of the date of this Agreement which are identified in the Target Disclosure Letter;

    (c) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of its Common Stock pursuant to the exercise of stock options, warrants or other rights therefor outstanding as of the date of this Agreement; in particular, Target shall not issue any securities in connection with the earn-out provisions set forth in the Stock Purchase Agreement between Target and Mijenix Corporation, dated July 7, 1999;

    (d) Intellectual Property. Transfer to or license any person or entity or otherwise extend, amend or modify in any material respect any rights to Intellectual Property, other than the grant of non-exclusive licenses in the ordinary course of business and consistent with past practice;

    (e) Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing, manufacturing or other exclusive rights of any type or scope with respect to any of its products or technology;

    (f) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets that are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole;

    (g) Indebtedness. Incur or commit to incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

    (h) Leases. Enter into any operating lease requiring payments in excess of $100,000;

    (i) Payment of Obligations. Pay, discharge or satisfy in an amount in excess of $100,000 in any one case or $500,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Target Financial Statements;

    (j) Capital Expenditures. Incur or commit to incur any capital expenditures in excess of $200,000 in any one case, or $1,000,000 in the aggregate;

    (k) Insurance. Reduce in any material manner the amount of any insurance coverage provided by existing insurance policies;

    (l) Termination or Waiver. Terminate or waive any right of substantial value, other than in the ordinary course of business;

    (m) Employee Benefits; Severance. Take any of the following actions, unless otherwise contemplated by this Agreement or required by obligations of Target existing as of the date of this Agreement and as identified in the Target Disclosure Letter: (i) increase or agree to increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of non-officer employees in the ordinary course of business and consistent with past practices, (ii) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, any officer or employee, (iii) enter into any collective bargaining agreement, or (iv) establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees, other than discretionary bonus payments or profit sharing with respect to 1999 services which will not in the aggregate exceed $1,250,000 and shall be allocated and set by Michael Rogers. United States employees of Target who are terminated as a direct result of the Merger between the date of this Agreement and a date six months following the Effective Date shall receive a lump sum severance payment in an amount equal to two (2) weeks base salary plus one (1) week base salary for every full year of employment with Target (including service with Mijenix); European employees shall receive such severance payments as may be required by local law, which shall not be less than the amount provided United States employees;

    (n) Lawsuits. Commence a lawsuit or arbitration proceeding other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable asset of its business, provided that it consults with Acquiror prior to the filing of such a suit, or (iii) for a breach of this Agreement;

    (o) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole;

    (p) Taxes. Make any material tax election other than in the ordinary course of business and consistent with past practice, change any material tax election, adopt any tax accounting method other than in the ordinary course of business and consistent with past practice, change any tax accounting method, file any tax return (other than any estimated tax returns, immaterial information returns, payroll tax returns or sales tax returns) or any amendment to a tax return, enter into any closing agreement, settle any Tax claim or assessment or consent to any Tax claim or assessment provided that Acquiror shall not unreasonably withhold or delay approval of any of the foregoing actions;

    (q) Revaluation. Revalue any of its material assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; or

    (r) Other. Take or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through (q) above, or any action that would make any of its representations or warranties in any material respect contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

  4.3 Notices. Target shall give all notices and other information required to be given to the employees of Target, any collective bargaining unit representing any group of employees of Target, and any applicable government authority under the National Labor Relations Act, the Internal Revenue Code, the Consolidated Omnibus Budget Reconciliation Act, and other applicable law in connection with the transactions provided for in this Agreement.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

  5.1 No Solicitation.

  (a) Target shall not, directly or indirectly, through any officer, director, employee, financial advisor, attorney, representative, subsidiary or agent of such party (i) take any action to solicit, initiate or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transaction involving Target or any of its subsidiaries, other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as an "Acquisition Proposal"),
(ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal, or (iii) agree to or recommend any Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent Target, or its Board of Directors, to the extent such Board of Directors determines, in good faith, that such Board of Directors' fiduciary duties under applicable law require it to do so, from (A) furnishing non-public information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited, bona fide, written Acquisition Proposal by such person or entity or recommending an unsolicited, bona fide, written Acquisition Proposal by such person or entity to the shareholders of Target, if and only to the extent that (1) the Board of Directors of Target believes in its good faith reasonable judgment (based upon and consistent with advice received in consultation with independent financial and legal advisors) that such Acquisition Proposal is reasonably capable of being completed on the terms proposed and, after taking into account the strategic benefits anticipated to be derived from the Merger and the long-term prospects of Acquiror and Target as a combined company, would, if consummated, result in a transaction more favorable from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to in this Agreement as a "Superior Proposal") and the Board of Directors of Target determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties to shareholders under applicable law and (2) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, such Board of Directors receives from such person or entity an executed confidentiality agreement with terms no less favorable to such party than those contained in the Nondisclosure Agreement dated October 29, 1999 between Acquiror and Target (the "Nondisclosure Agreement"), such non-public information has been previously delivered to the Board of Directors of Acquiror, and Target advises the Acquiror hereto in writing of such disclosure or discussions or negotiations, including the party to whom disclosed or with whom discussions or negotiations will occur; or (B) complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal. Without limiting the foregoing, it is understood that any violations of the restrictions set forth in this paragraph by any officer, director, employee, financial advisor, attorney, representative, subsidiary or agent of Target, whether or not acting on behalf of Target, shall be deemed to be a breach of this Section 5.1 by Target.

  (b) Target shall notify Acquiror immediately after receipt by Target (or their advisors) of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of such party or any of its subsidiaries by any person or entity that informs such party that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. Such party shall continue to keep the other party hereto informed, on a current basis, of the status of any such discussions or negotiations and the terms being discussed or negotiated.

  5.2 Proxy Statement/Prospectus; Registration Statement. As promptly as practicable after the execution of this Agreement, Target and Acquiror shall prepare proxy materials relating to the approval of the Merger and the transactions contemplated hereby by the shareholders of Target and, as promptly as practicable, Acquiror shall file with the SEC a Registration Statement on Form S-4 (or such other or successor form as shall be appropriate), which complies in form with applicable SEC requirements and shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable. Subject to the provisions of Section 5.1, the Proxy Statement shall include the unanimous recommendation of the Board of Directors of Target in favor of the Merger; provided that such recommendation may not be included or may be withdrawn if previously included if Target's Board of Directors believes in good faith that a Superior Proposal (as defined in Section 5.1) has been made and, shall determine that to include such recommendation or not withdraw such recommendation if previously included would constitute a breach of the Board of Directors' fiduciary duty under applicable law.

  5.3 Shareholders Meeting. Target shall promptly after the date hereof take all actions necessary to call a meeting of its shareholders to be held for the purpose of voting upon this Agreement and the Merger, which meeting shall be held (to the extent permitted by law) within forty-five (45) days of the date on which the Registration Statement is declared effective. Subject to Section 5.2, Target will, through its Board of Directors, unanimously recommend to its shareholders approval of such matters. Target shall use all reasonable efforts to solicit from its shareholders proxies in favor of or, subject to Section 5.1, with respect to such matters (whether or not the Board of Directors of Target shall have withdrawn or modified its unanimous recommendation of this Agreement or the Merger).

  5.4 Access to Information.

  (a) Target shall afford Acquiror and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of Target's and its subsidiaries' properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of Target and its subsidiaries as Acquiror may reasonably request. Target agrees to provide to Acquiror and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

  (b) Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Acquiror and Target shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations.

  (c) No information or knowledge obtained in any investigation pursuant to this Section 5.4 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

  5.5 Confidentiality. The parties acknowledge that Acquiror and Target have previously executed a Nondisclosure Agreement dated October 29, 1999, which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

  5.6 Public Disclosure. Unless otherwise permitted by this Agreement, Acquiror and Target shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law or to comply with the rules and regulations of the SEC or any obligations pursuant to any listing agreement with any national securities exchange or with the NASD.

  5.7 Consents; Cooperation.

  (a) Each of Acquiror and Target shall promptly apply for or otherwise seek, and use all reasonable efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger, including those required under HSR, and shall use all reasonable efforts to obtain all necessary consents, waivers and approvals under, or to deliver notice of the Merger as required by, any of its material contracts in connection with the Merger for the assignment thereof or otherwise. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to HSR or any other federal or state antitrust or fair trade law.

  (b) Each of Acquiror and Target shall use all reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under HSR, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Acquiror and Target shall cooperate and use all reasonable efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an "Order"), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions, unless by mutual agreement Acquiror and Target decide that litigation is not in their respective best interests. Notwithstanding the provisions of the immediately preceding sentence, it is expressly understood and agreed that neither Acquiror nor Target shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any Order beyond the earlier of (i) June 30, 2000, or (ii) the date of a ruling preliminarily enjoining the Merger issued by a court of competent jurisdiction. Each of Acquiror and Target shall use all reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

  (c) Notwithstanding the foregoing, neither Acquiror nor Target shall be required to agree, as a condition to any Approval, to divest itself of or hold separate any subsidiary, division or business unit that is material to the business of such party and its subsidiaries, taken as a whole, or the divestiture or holding separate of which would be reasonably likely to have a Material Adverse Effect on (A) the business, properties, assets, liabilities, financial condition or results of operations of such party and its subsidiaries, taken as a whole or (B) the benefits intended to be derived as a result of the Merger.

  5.8 Update Disclosure; Breaches. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party, by written update to its Disclosure Letter, of (i) the occurrence or non-occurrence of any event that would be likely to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, or (ii) the failure of Target or Acquiror, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement that would be likely to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied in any material respect. The delivery of any notice pursuant to this Section 5.8 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

  5.9 Stockholder Lists. Upon the execution of this Agreement, Acquiror and Target will provide each other with a list of those persons who are, in Acquiror's or Target's respective reasonable judgment, "affiliates" of Acquiror or Target, respectively, within the meaning of Rule 145 under the Securities Act ("Rule 145"). Each such person who is an "affiliate" of Acquiror or Target within the meaning of Rule 145 is referred to herein as an "Affiliate." Acquiror and Target shall provide each other such information and documents as Target or Acquiror shall reasonably request for purposes of reviewing such list and shall notify the other party in writing regarding any change in the identity of its Affiliates prior to the Closing Date.

  5.10 Indemnification.

  (a) From and after the Effective Time, Acquiror and the Surviving Corporation jointly and severally shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer, director or employee of Target or any of its subsidiaries (the "Indemnified Parties") in respect of acts or omissions occurring on or prior to the Effective Time to the extent provided under Target's Articles of Incorporation, Bylaws (as in effect on the date hereof) and indemnification agreements in effect as of the Effective Time (provided, however, that Target covenants that it will not enter into indemnification agreements or modify existing indemnification agreements between the date of this Agreement and the Effective Time, except as required by law and except that officers and directors of Target may execute a form of indemnification agreement in the form previously provided to Acquiror or its counsel); provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law.

  (b) For a period of six years after the Effective Time, Acquiror will cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Target's directors' and officers' liability insurance policy on terms substantially similar to those applicable to the current directors and officers of Target; provided, however, that in no event will Acquiror or the Surviving Corporation be required to expend in excess of $250,000 in the aggregate (i.e., for six years coverage) for such coverage (or such coverage as is available for such $250,000).

  5.11 Irrevocable Proxies. Target shall use its best efforts, on behalf of Acquiror and pursuant to the request of Acquiror, to cause Michael Rogers and Gary Stevens to execute and deliver to Acquiror, a Voting and Proxy Agreement in the form of Exhibit B attached hereto concurrently with the execution of this Agreement.

  5.12 Legal Requirements. Each of Acquiror and Target will, and will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

  5.13 Tax-Free Reorganization. Neither Target, Acquiror nor Merger Sub will, either before or after consummation of the Merger, take any action that, to the knowledge of such party, would cause the Merger to fail to constitute a "reorganization" within the meaning of Code Section 368.

  5.14 Stock Options.

  (a) At the Effective Time, the Target Stock Option Plans and each outstanding option to purchase shares of Target Common Stock under the Target Stock Option Plans, whether vested or unvested, shall be assumed by Acquiror. Target has delivered to Acquiror a schedule (the "Option Schedule") that sets forth a true and complete list as of the date hereof of all holders of outstanding options under the Target Stock Option Plans, including the number of shares of Target Capital Stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. On the Closing Date, Target shall deliver to Acquiror an updated Option Schedule current as of such date. Each such option so assumed by Acquiror under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Target Stock Option Plans immediately prior to the Effective Time, except that (i) such option shall be exercisable for that number of whole shares of Acquiror Common Stock equal to the product of the number of shares of Target Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Option Exchange Ratio, and rounded down to the nearest whole number of shares of Acquiror Common Stock, (ii) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such assumed option shall be equal to the quotient determined by dividing the exercise price per share of Target Common Stock at which such option was exercisable immediately prior to the Effective Time, by the Option Exchange Ratio, rounded up to the nearest whole cent, (iii) assumed options which provided for acceleration of vesting upon a change in control of Target shall be fully vested on and after the Effective Date and shall be exercisable until the date 12 months following the later of (A) the Effective Date or
(B) cessation of the optionee's service (if such optionee commenced service with Acquiror following the Closing), (iv) assumed options held by directors, former directors and consultants to the directors shall be fully vested on and after the Effective Date and shall be exercisable until the date 12 months following the Effective Date, and (v) except as provided in the foregoing clauses (iii) and (iv), no assumed option shall provide for an exercise period in excess of 12 months in the event of the cessation of the optionee's service. The options so assumed by Acquiror shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such options qualified as incentive stock options prior to the Effective Time. Within twenty (20) business days after the Effective Time, Acquiror will issue to each person whose option shall be assumed in accordance with this section 5.14, a document in form and substance satisfactory to Target evidencing the foregoing assumption of such option by Acquiror. Neither Acquiror nor Target shall be in breach of this Agreement solely as a result of any optionholder failing to sign an Assumption Agreement.

  (b) Acquiror shall take all corporate action necessary to reserve and make available for issuance a sufficient number of shares of Acquiror Common Stock for delivery under Target Stock Options assumed in accordance with this Section
5.14. Within five (5) business days after the Effective Time, Acquiror shall file a registration statement on Form S-8 (or any successor or other appropriate forms) which will register the shares of Acquiror Common Stock subject to assumed options to the extent permitted by Federal securities laws and shall use its reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

  (c) Outstanding purchase rights under the Target ESPP shall be exercised upon the earlier of (i) the next scheduled purchase date under the Target ESPP or
(ii) immediately prior to the Effective Time, and each participant in the Target ESPP shall accordingly be issued shares of Target Common Stock at that time which shall be converted into shares of Acquiror Common Stock in the Merger. The Target ESPP shall terminate with such exercise date, and no purchase rights shall be subsequently granted or exercised under the Target ESPP. Target employees who meet the eligibility requirements for participation in the Aquiror Employee Stock Purchase Plan shall begin payroll deductions under that plan as of the start date of the first offering period thereunder beginning at least thirty (30) days after the Effective Time.

  5.15 Listing of Additional Shares. Prior to the Effective Time, Acquiror shall file with Nasdaq a Notification Form for Listing of Additional Shares with respect to the shares referred to in Section 6.1(e) below.

  5.16 Additional Agreements; Reasonable Efforts. Each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, subject to the appropriate vote of shareholders of Target described in Section 5.3, including cooperating fully with the other party, including by provision of information. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the constituent corporations, the proper officers and directors of each party to this Agreement shall take all such necessary action.

  5.17 Employee Benefits. Acquiror shall take such reasonable actions, to the extent permitted by Acquiror's benefits program, as are necessary to allow eligible employees of Target to participate in the benefit programs of Acquiror, or alternative benefits programs in the aggregate substantially comparable to those applicable to employees of Acquiror, as soon as practicable after the Effective Time of the Merger. For purposes of satisfying the terms and conditions of such programs, to the extent permitted by Acquiror's benefit programs and applicable law, Acquiror shall use reasonable efforts to give full credit for eligibility or vesting for each participant's period of service with Target. To the extent permitted by such plans, Acquiror shall waive any pre-existing condition exclusion and actively-at-work requirements under its medical or dental plans.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

  6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

    (a) Shareholder Approval. This Agreement and the Merger shall have been approved and adopted by the holders of at least a majority of the shares of Target Common Stock outstanding as of the record date set for the Target Shareholders Meeting.

    (b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal. In the event an injunction or other order shall have been issued, each party agrees to use its reasonable efforts to have such injunction or other order lifted.

    (c) Governmental Approval. Acquiror and Target and their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Merger and the several transactions contemplated hereby, including such approvals, waivers and consents as may be required under the Securities Act, under state Blue Sky laws, and under HSR.

    (d) Tax Opinion. Each of Target and Acquiror shall have received a written opinion from their respective counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code, which opinions shall be substantially identical in substance. In preparing the Target and the Acquiror tax opinions, counsel may rely on reasonable assumptions and may also rely on (and to the extent reasonably required, the parties and Target's shareholders shall make) reasonable representations related thereto.

    (e) Listing of Additional Shares. The filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Common Stock in the Merger and upon exercise of the options under the Target Stock Option Plans assumed by Acquiror shall have been made.

  6.2 Additional Conditions to the Obligations of Target. The obligations of Target to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Target:

    (a) Representations, Warranties and Covenants. Except as disclosed in the Acquiror Disclosure Letter, (i) the representations and warranties of Acquiror in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time, and (ii) Acquiror shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Effective Time.

    (b) Certificate of Acquiror. Target shall have been provided with a certificate executed on behalf of Acquiror by its President and its Chief Financial Officer to the effect that, as of the Effective Time:

      (i) all representations and warranties made by Acquiror under this Agreement are true and complete in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true in all respects); and

      (ii) all covenants, obligations and conditions of this Agreement to be performed by Acquiror on or before such date have been so performed in all material respects.

    (c) No Material Adverse Changes. There shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of Acquiror and its subsidiaries, taken as a whole.

  6.3 Additional Conditions to the Obligations of Acquiror. The obligations of Acquiror and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Acquiror:

    (a) Representations, Warranties and Covenants. Except as disclosed in the Acquiror Disclosure Letter (i) the representations and warranties of Target in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time, and (ii) Target shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Effective Time.

    (b) Certificate of Target. Acquiror shall have been provided with a certificate executed on behalf of Target by its President and Chief Financial Officer to the effect that, as of the Effective Time:

      (i) all representations and warranties made by Target under this Agreement are true and complete in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true in all respects); and

      (ii) all covenants, obligations and conditions of this Agreement to be performed by Target on or before such date have been so performed in all material respects.

    (c) Third Party Consents. Acquiror shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under the contracts of Target set forth on Schedule 6.3(c) hereto.

    (d) Injunctions or Restraints on Merger and Conduct of Business. No proceeding brought by any administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking to prevent the consummation of the Merger shall be pending. In addition, no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Acquiror's conduct or operation of the business of Target and its subsidiaries, following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

    (e) No Material Adverse Changes. There shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of Target and its subsidiaries, taken as a whole.

    (f) Resignation of Directors. The directors of Target in office immediately prior to the Effective Time shall have resigned as directors of Target effective as of the Effective Time.

    (g) Employment and Non-Competition Agreements. The employees of Target set forth on Schedule 6.3(g) shall have entered into an Employment and Non-Competition Agreement in the form attached hereto as Exhibit C.

    (h) Election under Section 338(h)(10) of the Code. Target and Jennifer Kronenberg shall have filed a joint election under Section 338(h)(10) of the Code with respect to Target's purchase from Jennifer Kronenberg of all outstanding stock of Mijenix Corporation, a Wisconsin corporation, pursuant to the Stock Purchase Agreement by and among Target, Jennifer Kronenberg and Mijenix Corporation, dated as of July 7, 1999.

    (i) Termination of Target 401(k) Plan. Target shall have terminated its 401(k) Plan.

                                  ARTICLE VII

                  TERMINATION, EXPENSES, AMENDMENT AND WAIVER

  7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 7.1(b) through 7.1(f), by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Merger by the shareholders of Target:

    (a) by mutual written consent of Target and Acquiror; or

    (b) by either Target or Acquiror if the Merger shall not have been consummated by June 30, 2000 (the "Outside Date") (provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a significant cause of or resulted in the failure of the Merger to occur on or before such date); or

    (c) by either Target or Acquiror if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

    (d) by either Acquiror or Target, if at the Target Shareholders' Meeting (including any adjournment or postponement), the requisite vote of the shareholders of Target in favor of this Agreement and the Merger shall not have been obtained (provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Target where the failure to obtain Target Shareholder Approval shall have been caused by the action or failure to act of Target and such action or failure to act constitutes a material breach by Target of this Agreement). A material breach by a party of Sections 5.2 or 5.3 hereof will constitute a material breach hereunder; or

    (e) by Acquiror, if (i) the Board of Directors of Target shall have withdrawn or modified its recommendation of this Agreement or the Merger;
  (ii) the Board of Directors of Target fails to reaffirm its recommendation of this Agreement or the Merger within ten (10) business days after Acquiror requests in writing that such unanimous recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal; (iii) the Board of Directors of Target shall have recommended to the shareholders of Target an Alternative Transaction; (iv) a tender offer or exchange offer for 15% or more of the outstanding shares of Target Common Stock is commenced (other than by Acquiror or an Affiliate of Acquiror) and the Board of Directors of Target shall not have sent to its security holders pursuant to Rule 14e-2 within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Target recommends rejection of such tender or exchange offer; or (v) for any other reason Target fails to call and hold the Target Shareholders' Meeting within forty-five days after the Registration Statement is declared effective under the Securities Act if such date is on or before the Outside Date; or

    (f) by Target or Acquiror, if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in this Agreement, which breach (i) causes the conditions set forth in Section 6.2(a) or (b) (in the case of termination by Target) or 6.3(a) or (b) (in the case of termination by Acquiror) not to be satisfied, and (ii) shall not have been cured within twenty (20) business days (or prior to the Outside Date, if earlier) following receipt by the breaching party of written notice of such breach from the other party.

As used in this Agreement, "Alternative Transaction" means either (i) a transaction pursuant to which any person (or group of persons) other than Acquiror or its respective affiliates (a "Third Party"), acquires more than 15% of the outstanding shares of Target Common Stock, as the case may be, pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving Target pursuant to which any Third Party acquires more than 15% of the outstanding equity securities of Target or the entity surviving such merger or business combination, (iii) any other transaction pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of subsidiaries of Target, and the entity surviving any merger or business combination including any of them) of Target having a fair market value (as determined by the Board of Directors of Target or Acquiror, as the case may be, in good faith) equal to more than 15% of the fair market value of all the assets of Target and its subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any public announcement by a Third Party of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

  7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror or Target or their respective officers, directors, stockholders or affiliates, except as otherwise set forth in Section 7.3 and except to the extent that such termination results from the breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement; provided that, the provisions of Section
5.5 (Confidentiality), Section 7.3 (Expenses and Termination Fees) and this
Section 7.2 shall remain in full force and effect and survive any termination of this Agreement.

  7.3 Expenses and Termination Fees.

  (a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Acquiror and Target shall share equally all fees and expenses, other than attorneys' fees, incurred in relation to the printing and filing of the Proxy Statement (including any related preliminary materials) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements.

  (b) Target shall pay Acquiror a termination fee of $5,000,000 in immediately available funds within five business days after the termination of this Agreement by Acquiror pursuant to Section 7.1(e).

  (c) Acquiror shall pay Target's out-of-pocket expenses incurred in connection with this Agreement (and the transactions contemplated hereby), including without limitations the fees and expenses of financial advisors, accountants and legal counsel and printing and filing fees (collectively, "Termination Expenses"), in immediately available funds within five (5) business days following termination of this Agreement by Target pursuant to Section 7.1(f) after a willful breach by

Acquiror of this Agreement and Target shall pay Acquiror's Termination Expenses in immediately available funds within five (5) business days following termination of this Agreement by Acquiror pursuant to Section 7.1(f) after a willful breach by Target of this Agreement.

  7.4 Amendment. The boards of directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that an amendment made subsequent to adoption of the Agreement by the shareholders of Target shall not
(i) alter or change the amount or kind of consideration to be received on conversion of the Target Capital Stock, (ii) alter or change any material term of the Articles of Incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of the Agreement if such alteration or change would adversely affect the holders of Target Capital Stock.

  7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

  8.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

  (a) if to Acquiror or Merger Sub, to:

      Legato Systems, Inc.
      3210 Porter Drive
      Palo Alto, CA 94304
      Attention: Louis C. Cole
      Facsimile No.: (650) 812-6032
      Telephone No.: (650) 812-6000

      with a copy to:

      Gunderson Dettmer Stough Villeneuve
      Franklin & Hachigian, LLP
      155 Constitution Drive
      Menlo Park, CA 94025
      Attention: Robert V. Gunderson, Jr.
      Facsimile No.: (650) 321-2800
      Telephone No.: (650) 463-5200

  (b)if to Target, to:

      Ontrack Data International, Inc.
      9023 Columbine Road
      Eden Prarie, MN 55347
      Attention: Michael Rogers
      Facsimile No.: (612) 949-4170
      Telephone No.: (612) 937-1107

      with a copy to:

      Lindquist & Vennum PLLP
      4200 IDS Center
      Minneapolis, Minnesota 55402
      Attention: John R. Houston
      Facsimile No.: (612) 371-3207
      Telephone No.: (612) 371-3211

  8.2 Interpretation. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." In this Agreement, any reference to any event, change, condition or effect being "material" with respect to any entity or group of entities means any material event, change, condition or effect related to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity or group of entities. In this Agreement, any reference to a "Material Adverse Effect" with respect to any entity or group of entities means any event, change, condition or effect that is materially adverse to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity and its subsidiaries, taken as a whole. In this Agreement, any reference to a party's "knowledge" means such party's actual knowledge after due and diligent inquiry of officers, directors and other employees of such party and its subsidiaries reasonably believed to have knowledge of such matters. The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to November 18, 1999. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

  8.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

  8.4 Entire Agreement; No Third Party Beneficiaries. This Agreement, the other Transaction Documents and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Target Disclosure

Letter and the Acquiror Disclosure Letter (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms; (b) are not intended to confer upon any other person any rights or remedies hereunder, except for the rights of the Target Shareholders and optionholders to receive the consideration set forth in Article I of this Agreement and the provisions of Sections 5.14 and 5.17.

  8.5 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

  8.6 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

  8.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to applicable principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection that they might otherwise have to such jurisdiction and such process.

  8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and permitted assigns.

  8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

  IN WITNESS WHEREOF, Target, Acquiror and Merger Sub have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

                                          ONTRACK DATA INTERNATIONAL, INC.

                                          By: /s/ Michael W. Rogers, CEO
                                            _________________________________
                                             Name and Title

                                          LEGATO SYSTEMS, INC.

                                          By: /s/ Louis C. Cole, CEO
                                            _________________________________
                                             Name and Title

                                          LASSO ACQUISITION CORP.

                                          By:  /s/ Louis C. Cole, Director
                                            _________________________________
                                             Name and Title


             SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION

                                                                      APPENDIX B
U.S. Bancorp Piper Jaffray
222 South Ninth Street
Minneapolis, MN 55402

612-312-6000

November 18, 1999

Personal and Confidential

Board of Directors
Ontrack Data International, Inc.
9023 Columbine Road
Eden Prairie, MN 55347

Members of the Board:

  You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock (the "Common Stock") of Ontrack Data International, Inc. (the "Company") of the consideration to be received by holders of Common Stock, pursuant to an Agreement and Plan of Reorganization (the "Agreement") to be entered into among the Company, Legato Systems Inc. (the "Parent") and Lasso Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of the Parent. The Agreement provides for the merger (the "Merger") of the Company with and into the Purchaser, and in connection therewith each share of Common Stock will be converted and exchanged for (i) 0.1491 of a share of common stock of the Parent ("Parent Common Stock"), subject to adjustment as set forth in the Agreement, and (ii) US$2.00 in cash. The Merger and the transactions contemplated therein are collectively referred to as the "Transaction." The terms and conditions of the Transaction are more fully set forth in the Agreement.

  U. S. Bancorp Piper Jaffray Inc. ("U.S. Bancorp Piper Jaffray"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Agreement and will receive a fee for services which is contingent upon consummation of the Transaction. We will also receive a fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction. The Company has also agreed to indemnify us against certain liabilities in connection with our services. U. S. Bancorp Piper Jaffray acted as a financial advisor to the Company in connection with its acquisition of Mijenix Corporation in July 1999. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Parent for our own account or the account of our customers and, accordingly, we may at any time hold a long or short position in such securities.

  In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. We have reviewed the draft of the Agreement received by us on November 16, 1999. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and Parent, including information provided during discussions with the management of each company. In addition, we have compared certain financial data of the Company and Parent with various other companies whose securities are traded in public markets, reviewed prices and premiums paid in certain other business combinations and conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

  We have relied upon and assumed the accuracy and completeness of the financial statements and other information provided by the Company and the Parent or otherwise made available to us and have not assumed responsibility independently to verify such information. We have further relied upon the assurances of the Company's and the Parent's management that the information provided has been prepared on a reasonable basis in accordance with industry practice, and, with respect to financial planning data, reflects the best currently available estimates and judgment of the Company's and the Parent's management and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have assumed that the Transaction will qualify as a reorganization under Section 368 of the United States Internal Revenue Code. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that neither the Company nor the Parent is party to any pending transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than the Transaction or in the ordinary course of business. In arriving at our opinion, we have assumed that all the necessary regulatory approvals and consents required for the transaction will be obtained in a manner that will not change the purchase price for the Company.

  In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of the Company, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which the Company, the Parent or any of their respective affiliates is a party or may be subject and, at the Company's direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertions of claims, outcomes or damages arising out of any such matters.

  This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Common Stock or Parent Common Stock have traded or may trade at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

  This opinion is directed to the Board of Directors of the Company and is not intended to be and does not constitute a recommendation to any stockholder of the company. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. Except with respect to the use of this opinion in connection with the prospectus/proxy statement relating to the Merger, this opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval.

  Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the consideration to be received in the Transaction pursuant to the Agreement for the Common Stock of the Company is fair, from a financial point of view, to the holders of Common Stock of the Company (other than Parent and its affiliates) as of the date hereof.

Sincerely,

/s/ U.S. Bancorp Piper Jaffray Inc.
U. S. Bancorp Piper Jaffray Inc.

                                                                      APPENDIX C

                      MINNESOTA DISSENTERS' RIGHTS STATUTE

(S)302A.471. Rights of dissenting shareholders

  Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder's shares in the event of, any of the following corporate actions:

    (a) An amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

      (1) alters or abolishes a preferential right of the shares;

      (2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

      (3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares; or

      (4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section;

    (b) A sale, lease, transfer, or other disposition of all or substantially all of the property and assets of the corporation, but not including a transaction permitted without shareholder approval in section 302A.661, subdivision 1, or a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

    (c) A plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a constituent corporation, except as provided in subdivision 3;

    (d) A plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring corporation, if the shares of the shareholder are entitled to be voted on the plan; or

    (e) Any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

  Subd. 2. Beneficial owners. (a) A shareholder shall not assert dissenters' rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

  (b) The beneficial owner of shares who is not the shareholder may assert dissenters' rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

  Subd. 3. Rights not to apply. (a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of the surviving corporation in a merger, if the shares of the shareholder are not entitled to be voted on the merger.

  (b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters' rights.

  Subd. 4. Other rights. The shareholders of a corporation who have a right under this section to obtain payment for their shares do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

(S)302A.473. Procedures for asserting dissenters' rights

  Subdivision 1. Definitions. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

  (b) "Corporation" means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

  (c) "Fair value of the shares" means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

  (d) "Interest" means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section
549.09 for interest on verdicts and judgments.

  Subd. 2. Notice of action. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

Subd. 3. Notice of dissent. If the proposed action must be approved by the shareholders, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters' rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

  Subd. 4. Notice of procedure; deposit of shares. (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to all shareholders who have complied with subdivision 3 and to all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

    (1) The address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

    (2) Any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

    (3) A form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

    (4) A copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

  (b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

Subd. 5. Payment; return of shares. (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

    (1) The corporation's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

    (2) An estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

    (3) A copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

  (b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

  (c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

  Subd. 6. Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter's own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

  Subd. 7. Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the rules of civil procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the rules of civil procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, see fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

  Subd. 8. Costs; fees; expenses. (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

  (b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable.

These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

  (c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

  Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specially provided by the current law.

  Article XI of the Registrant's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

  Article VII, Section 6 of the Registrant's Bylaws provides for the indemnification of agents of the Registrant to the fullest extent authorized by the State of Delaware.

  The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

  Exhibit No.   Description
  -----------   -----------
  2.1(3)        Stock Purchase Agreement, dated as of January 5, 1996, among the Registrant, Innovus, Inc.,
                815598 Ontario, Inc., the stockholders of Innovus, Inc., and the stockholders of 815598
                Ontario, Inc.
  2.2(3)        Stock Purchase Agreement, dated as of January 5, 1996, among the Registrant, Innovus Technologies, Inc., and the
                stockholders of Innovus Technologies, Inc.
  2.3(6)        Agreement and Plan of Reorganization, dated as of July 30,
                1998, by and among Legato Systems, Inc., Aspen Acquisition
                Corp., Software Moguls, Inc., Sunil Khadilkar, Louis C. Cole
                and the Undersigned Stockholders.
  2.4(10)       Agreement and Plan of Reorganization, dated October 25, 1998, by and among Legato Systems, Inc., Hat Acquisition Corp. and
                Qualix Group, Inc.
  2.5(12)       Amendment No.1 to Agreement and Plan of Reorganization, dated
                October 25, 1998, by and among Legato Systems, Inc., Hat
                Acquisition Corp. and Qualix Group, Inc. dated February 9,
                1999.
  2.6(13)       Agreement and Plan of Reorganization By and Among Legato
                Systems, Inc., Sundance Acquisition Corp., Vinca Corporation,
                the Canopy Group, Inc. (as Stockholders' Representative), and
                the Undersigned Stockholders of Vinca Corporation, dated June
                7, 1999.
  2.7(14)       Agreement and Plan of Reorganization By and Among Legato
                Systems, Inc., Lasso Acquisition Corp., and Ontrack Data
                International, Inc., dated November 18, 1999.
  3.1(6)(9)(15) Amended and Restated Certificate of Incorporation of the
                Registrant, as amended to date.
  3.2(7)        Amended and Restated Bylaws of the Registrant adopted on May
                23, 1997.
  3.3(8)        Form of Certificate of Designation filed in connection with
                Rights Agreement, dated May 23, 1997.
  4.7(8)        Rights Agreement, dated May 23, 1997 between the Company and
                Harris Trust and Savings Bank, including the Certificate of
                Designation of Series A Junior Participating Preferred Stock,
                Form of Right Certificate and Summary of Rights to Purchase
                Preferred Shares attached thereto as Exhibit A, B and C,
                respectively.

 Exhibit No. Description
 ----------- -----------
  4.8(6)     Registration Rights Agreement, dated July 30, 1998, by and between
             Legato Systems, Inc., a Delaware corporation and the Stockholders of Software Moguls, Inc.
  4.9(6)     Affiliates Agreement, dated July 30, 1998, between Legato Systems,
             Inc. a Delaware corporation and the Stockholders of Software
             Moguls, Inc.
  5.1        Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
             Hachigian, LLP.
  8.1        Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
             Hachigian, LLP regarding certain tax aspects of the merger.
  8.2        Opinion of Robins, Kaplan, Miller & Ciresi, L.L.P. regarding certain tax aspects of the merger.
 10.1(1)     Form of Indemnification Agreement entered into between the
             Registrant and it directors and officers.
 10.3(1)(5)  The Registrant's 1995 Stock Option/Stock Issuance Plan, as amended to date.
 10.4(1)(5)  The Registrant's Employee Stock Purchase Plan.
 10.6(1)     Form of United States Reseller Terms and Conditions for Purchase
             of Legato Products.
 10.7(1)     Form of International Authorized Systems Integrator Agreement.
 10.8(1)     Form of Shrinkwrap License Agreement.
 10.9(1)(2)  Technology License and Distribution agreement, dated January 20,
             1995, between the Registrant and SunSoft, Inc.
 10.10(1)    Master Software License and Support Agreement between the
             Registrant and Open Software Foundation.
 10.11(1)    License Agreement, dated February 24, 1989, between the Registrant and The Regents of the University of California.
 10.12(1)    Software Agreement, dated January 20, 1989, between the Registrant and AT&T Information Systems, Inc.
 10.13(4)(5) The Registrant's International Employee Stock Purchase Plan.
 10.14(6)    Lease agreement dated March 14, 1996 between the Registrant and
             Coherent, Inc., a Delaware corporation, and Legato Systems, Inc., a Delaware corporation, regarding the space located at 3210 Porter
             Drive, Palo Alto, California.
 21.1(11)    Subsidiaries of the Registrant.
 23.1        Consent of Gunderson Dettmer Stough Villeneuve Franklin &
             Hachigian, LLP (included as part of Exhibits filed as Exhibit 5.1 and Exhibit 8.1, respectively, and incorporated herein by
             reference).
 23.2        Consent of PricewaterhouseCoopers LLP, Independent Accountants.
 23.3        Consent of PricewaterhouseCoopers LLP, Independent Accountants.
 23.4        Consent of Deloitte & Touche LLP, Independent Auditors.
 23.5        Consent of Arthur Anderson LLP, Independent Accountants.
 23.6        Consent of Robins, Kaplan, Miller & Ciresi, L.L.P. (included as part of Exhibit 8.2 and incorporated herein by reference).
 23.7        Consent of Grant Thornton LLP, Independent Accountants.
 23.8        Consent of PricewaterhouseCoopers LLP, Independent Accountants.
 27.1(11)    Financial Data Schedule.
 27.2(11)    Financial Data Schedule.
 27.3(11)    Financial Data Schedule.
 99.1        Form of Proxy of ONTRACK Data International, Inc..

--------
(1) Incorporated by reference to the registrant's Registration Statement on Form S-1, filed May 9, 1995 (File No. 33-92072).
(2) Confidential treatment requested as to certain portions of this exhibit.
(3) Incorporated by reference to the registrant's Current Report on Form 8-K, dated January 19, 1996.
(4) Incorporated by reference to the registrant's Registration Statement on Form S-8, filed March 14, 1996 (File No. 333-2378).
(5) Compensatory plan or arrangement.
(6) Incorporated by reference to the registrant's Registration Statement on Form S-3, filed December 15, 1998 (File No. 333-64693).
(7) Incorporated by reference to the registrant's Current Report on Form 8-K, dated June 6, 1997.
(8) Incorporated by reference to the registrant's Form 8-A, dated May 30, 1997.
(9) Incorporated by reference to the registrant's Registration Statement on Form S-8, filed November 10, 1998 (File No. 333-67031).
(10) Incorporated by reference to the registrant's Current Report on Form 8-K, dated October 25, 1998.
(11) Incorporated by reference to the registrant's Current Report on Form 10-K/A, dated December 1, 1999.

(12) Incorporated by reference to the registrant's Registration Statement on Form S-4, filed on March 15, 1999 (File No. 333-74433).
(13) Incorporated by reference to the registrant's Current Report on Form 8-K, dated July 30, 1999.
(14) Incorporated by reference to the registrant's Current Report on Form 8-K, dated November 18, 1999.
(15) Incorporated by reference to the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders, dated April 8, 1999.

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements, management's discussion and analysis or notes thereto.

Item 22. Undertakings

(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(4) The undersigned registrant hereby undertakes to respond to request for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

Pursuant to the requirements of the securities act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 21st day of December, 1999.

                                          Legato Systems, Inc.

                                          By:       /s/  Louis C. Cole
                                              _________________________________
                                                  Louis C. Cole, Chairman,
                                                       President and
                                                  Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Louis C. Cole and Stephen C. Wise and each of them acting individually, as such person's true and lawful attorneys-in-fact and agents, each with full power of substitution, for such person, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file same, with all exhibits thereto and other documents in connection therewith, with the securities and exchange commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may do or cause to be done by virtue thereof.

Pursuant to the requirements of the securities act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----
         /s/ Louis C. Cole             President, Chief Executive  December 21, 1999
______________________________________  Officer (Principal
            Louis C. Cole               Executive
                                        Officer) and Chairman

        /s/ Stephen C. Wise            Vice President, Finance     December 21, 1999
______________________________________  and Administration and
           Stephen C. Wise              Chief Financial Officer
                                        (Principal Financial
                                        Officer)

        /s/ Eric A. Benhamou           Director                    December 21, 1999
______________________________________
           Eric A. Benhamou

         /s/ Kevin A. Fong             Director                    December 21, 1999
______________________________________
            Kevin A. Fong

        /s/ David N. Strohm            Director                    December 21, 1999
______________________________________
           David N. Strohm

        /s/ Philip E. White            Director                    December 21, 1999
______________________________________
           Philip E. White

        /s/ H. Raymond Bingham         Director                    December 21, 1999
______________________________________
          H. Raymond Bingham